2020 Annual Meeting
of Stockholders and
Proxy Statement

PayPal

Our unrivaled two-sided platform drives growth and creates a competitive advantage



CONSUMERS	MERCHANTS
 Provide solutions to help people manage and move money both domestically and internationally	 Power all aspects of digital checkout online, on mobile and in store
 Offer credit services that are accessible and cost effective	 Offer access to seamless credit solutions to enable growth
 Facilitate simple, secure payments across devices	 Help identify fraud and improve risk management
 Deliver flexibility with payment options globally, across platforms and merchants	 Offer tools and insights to attract new customers and increase sales

venmo   xoom   honey   PayPal   Braintree   simility   HYPERWALLET   iZettle



MESSAGE FROM OUR PRESIDENT AND CEO

Dear Colleagues, Customers, Partners and Stockholders:

Five years ago, we set out to create a new PayPal. What was once a checkout button has been transformed into a financial services and commerce platform driven by a mission to help merchants and consumers join and thrive in the global economy. We have a bold vision for the future of commerce with the capabilities and resources to execute on our ambitious goals.

As a company and as a community, the past year was a period of meaningful progress in advancing our mission and becoming a truly great company. I'm pleased to share with you some of PayPal's 2019 accomplishments.

Investing in Our Employees



PayPal President and CEO Dan Schulman visited employees in Omaha, Nebraska to discuss the company's recently implemented programs to support the financial health of its employees.

Our employees are one of our company's greatest competitive advantages. It was the highlight of my year to announce that PayPal would launch a comprehensive program to help our employees feel more financially secure. We raised wages where appropriate, lowered the cost of healthcare for some employees by an average of 58%, enhanced our benefits and gave every employee an ownership stake in PayPal by granting equity awards – regardless of level, location or tenure. We also are providing employees with new tools and resources to help guide their long-term financial planning and decisions. These steps were important to ensure that everyone at PayPal feels the same sense of accountability, responsibility and passion for serving our customers.

Investing in our employees will help us better serve our customers and ultimately drive long-term value. It's been amazing to see the worldwide employee reception to this initiative. In 2020 and beyond, we'll continue building on these initiatives and challenging other members of the business community to consider the obligations we all have to our employees.

Driving Record Results with Strong Growth

Across our business we delivered another strong year of financial performance. For the year, we delivered $17.8 billion in revenue, growing 19% on an FX-neutral basis[1], adjusted for our 2018 credit receivables sale to Synchrony[2]. Our strong revenue growth, combined with disciplined expense management, enabled 28% year-over-year growth in our non-GAAP earnings per share to $3.10[3]. We ended the year with a record 305 million active accounts on our platform, including 24 million merchant accounts. Engagement grew by 10% to an average of 40.6 transactions per active account.

Redefining Our Market Opportunity

In 2019, we significantly expanded our total addressable market with the acquisition of Guofubao Information Technology Co., Ltd. (GoPay) and the announcement of our acquisition of Honey Science Corporation, and our commercial partnerships with Uber and MercadoLibre.

The addition of Honey to our platform enables a significant step forward in our commitment to provide powerful services and tools for merchants and consumers, move beyond our core checkout proposition and significantly enhance the shopping experience for our customers.

With the acquisition of GoPay, PayPal became the first foreign payment platform licensed to provide online payment services in China. This important step allows us to be a stronger partner to Chinese financial institutions and technology platforms. Our initial focus is on providing cross-border payment solutions to China's merchants and consumers, linking China's commerce ecosystem to PayPal's global two-sided network.

We both solidified and extended our global partnership with Uber, and also announced that we intend to explore future commercial payment collaborations including the development of Uber's digital wallet. We also signed a commercial agreement with MercadoLibre following our strategic investment earlier in the year, significantly expanding our market opportunity in Latin America.

Responsibly and Prudently Deploying Capital Resources

Throughout 2019, we were able to strategically deploy our capital to ensure that we remain well positioned – financially and technologically – to deliver value to all of our stakeholders. Our strong performance has enabled us to utilize the debt markets to raise capital and ensure that our capital structure takes full advantage of low rates and the strong support for our business.

Our PayPal Ventures unit continues to thrive by identifying, evaluating and making disciplined strategic investments in early to mid-stage companies to drive growth and long-term innovation.



PayPal President and CEO Dan Schulman delivered remarks during the 2019 United Nations General Assembly on progress towards financial inclusion and the challenges and opportunities that lie ahead.

Leveraging Our Platform to Maximize Global Good

PayPal has always strived to demonstrate that our values are not just words on a page, but the driving force of our company. When 2019 began, the longest federal government shutdown in U.S. history caused thousands of furloughed employees to struggle to pay for groceries, rent, gas, medications and other everyday necessities. We committed $25 million in interest-free cash advances to furloughed U.S. government employees – stepping in and taking action when the government was at a standstill.

In our second annual Global Impact Report, we set the goal of using 100% renewable energy in our data centers by 2023 and joined other companies in taking measurable action.

I'm continually inspired by the generosity of the expanding PayPal community, which continues to reach new heights. PayPal processed a record $10 billion in donations to charities around the world in 2019, and more than $1 billion in the month of December alone. We remain committed to harnessing the power of our technology and scale to provide new ways for people to give to the causes they care about – and to help charitable organizations raise mission-critical funds that make a difference for communities around the world.

Looking Ahead

We release this year's annual report amidst the backdrop of unprecedented amount of change and uncertainty in the world. The coronavirus pandemic has no boundaries or geographic lines. The new circumstances we all are navigating have illuminated how interconnected our world is and how we need to work together to take care of each other and our communities, and especially those who are most vulnerable.

All of us at PayPal are committed to supporting our customers as they manage through the impact of the coronavirus, and we feel fortunate that we are in a position to help. Our products and services are more important to our customers and communities than ever before, and we remain steadfast in our mission. I've been leading PayPal for the past five years, and I've never been more inspired about the difference we can make for our customers, or more excited about our future.

Thank you for your support and confidence.

Dan Schulman
President and CEO
PayPal Holdings, Inc.

NOTES:

[1] All growth rates represent year-over-year comparisons, except as otherwise noted. FX-neutral results are calculated by translating the current period's local currency results with the prior period's exchange rate. FX-neutral growth rates are calculated by comparing the current period FX-neutral results with the prior period's results, excluding the impact from hedging activities.

[2] Adjusted for the sale of our U.S. consumer credit receivables portfolio to Synchrony, which was completed in July 2018. Full year 2019 revenue growth included an expected decline of approximately 3.5 percentage points for full year 2019 related to this sale.

[3] Non-GAAP earnings per share is a financial measure not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). For a reconciliation of non-GAAP to GAAP earnings per share, please see "Appendix A – Reconciliation of non-GAAP Financial Measures" in the attached proxy statement.





Message from Our Independent Chairman of the Board

April 8, 2020

Dear PayPal Stockholders,

On behalf of the Board, thank you for your investment in PayPal. 2019 was another strong year for PayPal as we continued to execute on our strategic initiatives and deliver long-term, sustainable value to our stockholders. We are also proud of the progress we have made in key areas of corporate governance, including the increasing diversity of our directors, enhancing stockholder engagement, and expanding our environmental and social impact programs that align with PayPal's mission, vision and values.

Board Composition and Diversity. We are proud to have a dynamic, well-functioning Board with the right mix of skills, experiences, diversity and backgrounds for PayPal. The Board is committed to ensuring that our corporate governance framework supports effective oversight of our Company, strong management accountability, public trust and the ability to adapt to the continuously evolving competitive environment in which we operate.

We have a strong commitment to diversity and inclusion at every level of PayPal, including our Board and our Executive Staff. Since 2015, we have added five directors to our Board, all from diverse backgrounds with strong and relevant experience. Forty-five percent of Board members standing for re-election are women or from underrepresented ethnic minorities.

Stockholder Engagement. Proactive engagement with our stockholders is an essential part of our Board's commitment to robust governance. Our year-round stockholder engagement program and regular discussions with our stockholders on topics including operating performance, corporate governance, and environmental and social issues provide valuable insights into emerging issues and feedback on our efforts. In 2019, we contacted investors representing approximately 59% of our common stock, and ultimately engaged with holders of almost 45% of our common stock. Our Compensation Committee Chair, Dave Dorman, and Committee member Jonathan Christodoro participated in calls with investors representing 30% of our common stock.

Environmental, Social and Governance ("ESG") Leadership. We are committed to responsibly managing our key environmental, social, and governance (ESG) opportunities and risks in a manner consistent with our mission and vision to democratize financial services. Our Board recognizes the importance of effective risk oversight and risk management, including with respect to cybersecurity, information security and privacy-related risks, as well as other ESG topics, and we devote significant time and attention to oversight of these risks. We also appreciate that our success is heavily dependent on our people. Our human capital management strategy focuses on the whole employee lifecycle, incorporates a pay-for performance compensation program, and provides employees with comprehensive benefits and opportunities for advancement.

Please Join Us at Our 2020 Annual Meeting. I look forward to discussing these developments further with you at the 2020 Annual Meeting, which will again be held via live webcast at www.virtualshareholdermeeting.com/PYPL2020.

Sincerely yours,

/s/ John J. Donahoe

John J. Donahoe
Chairman of the Board

Table of Contents

Proxy Statement

Notice of 2020 Annual Meeting of Stockholders

Date:	Thursday, May 21, 2020
Time:	8:00 a.m. Pacific Time
Place:	Online at www.virtualshareholdermeeting.com/PYPL2020. There is no physical location for the 2020 Annual Meeting.
Items of Business:	(1) Election of the 11 director nominees named in this proxy statement.
	(2) Advisory vote to approve named executive officer compensation.
	(3) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2020.
	(4) Consideration of two stockholder proposals, if properly presented at the Annual Meeting.
	(5) Such other business as may properly come before the Annual Meeting.
Record Date:	March 27, 2020 (the "Record Date")
	Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.
Participation in Virtual Meeting:	We are pleased to invite you to participate in our Annual Meeting, which will be conducted exclusively online at www.virtualshareholdermeeting.com/PYPL2020. Please see "Important Information About PayPal's Virtual Annual Meeting" on the following page for additional information.
	The Annual Meeting will begin promptly at 8:00 a.m. Pacific Time. The virtual meeting room will open at 7:45 a.m. Pacific Time for registration.
Voting:	**Your vote is very important to us**. Please act as soon as possible to vote your shares, even if you plan to participate in the Annual Meeting. For specific instructions on how to vote your shares, please see "Frequently Asked Questions — Voting Information" beginning on page 92 of this proxy statement.

By Order of the Board of Directors

/s/ Brian Y. Yamasaki

Brian Y. Yamasaki
Corporate Secretary

This notice of Annual Meeting and proxy statement and form of proxy are being distributed and made available on or about April 8, 2020.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 21, 2020

This proxy statement and PayPal Holdings, Inc.'s 2019 Annual Report are available electronically at https://investor.paypal-corp.com/financial-information/annual-reports and with your 16-digit control number by visiting www.proxyvote.com

Proxy Statement

Important Information About PayPal's Virtual Annual Meeting

PayPal's 2020 Annual Meeting will be conducted online only, via live video webcast. Stockholders will be able to access the meeting live by visiting www.virtualshareholdermeeting.com/PYPL2020. We are utilizing the virtual meeting format to enhance stockholder access and encourage participation and communication with our management.

We have an established track record of conducting efficient and effective virtual meetings since becoming an independent company in 2015 and will continue to ensure that our stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting. We believe this format facilitates stockholder attendance and participation by enabling all stockholders to participate fully, and equally, using any Internet-connected device from any location around the world at no cost. Our virtual meeting format increases our ability to engage with all stockholders, regardless of size, resources, or physical location, protects the health and safety of attendees, saves the Company's and stockholders' time and money, and reduces our environmental impact.

Participating in the Virtual Annual Meeting.

- Instructions on how to attend the virtual Annual Meeting are posted at www.virtualshareholdermeeting.com/PYPL2020.
- Stockholders may begin to log into the meeting platform beginning at 7:45 a.m. Pacific Time on May 21, 2020. The meeting will begin promptly at 8:00 a.m. Pacific Time on May 21, 2020.
- Stockholders will need to use the 16-digit control number provided in their proxy materials to attend the virtual Annual Meeting and listen live at www.virtualshareholdermeeting.com/PYPL2020.
- Stockholders of record and beneficial owners as of the March 27, 2020 Record Date may vote their shares electronically live during the virtual Annual Meeting.
- On the date of the Annual Meeting, stockholders with questions regarding how to attend and participate in the virtual meeting, or stockholders encountering any difficulties accessing the virtual meeting during the check-in or meeting time may call 1-800-586-1548 (US) or 1-303-562-9288 (International).

Additional Information About the Virtual Annual Meeting.

- Stockholders may submit questions during the live meeting at www.virtualshareholdermeeting.com/PYPL2020 or in advance of the meeting at www.proxyvote.com.
- During the live Q&A session of the meeting, members of our executive management team and our Chairman of the Board will answer questions as they come in and address those asked in advance, as time permits.
- Our rules of conduct and procedure governing our virtual annual meeting generally provide that:
  - After the conclusion of the formal meeting, management will answer stockholder questions.
  - In order to allow us to answer questions from as many stockholders as possible, we limit each stockholder to one question.
  - If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the meeting through our Investor Relations website.

We have committed to posting our Q&A on our Investor Relations website as soon as practicable following the conclusion of the Annual Meeting. In addition, although the webcast is available only to stockholders at the time of the meeting, a replay of the meeting is made publicly available on our Investor Relations site after the meeting concludes.

Proxy Statement Summary

This summary highlights certain information contained elsewhere in this proxy statement for the 2020 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting. References to "PayPal," the "Company," "we," "us," or "our" refer to PayPal Holdings, Inc.

2020 Annual Meeting Information

Time and Date:	8:00 a.m. Pacific Time on May 21, 2020
Place:	Online at www.virtualshareholdermeeting.com/PYPL2020. There is no physical location for the Annual Meeting.
Record Date:	March 27, 2020

Proposals to be Voted on and Board Voting Recommendations

	Proposal	Recommendation of the Board	Page
1.	Election of 11 director nominees named in this proxy statement	FOR each of the nominees	10
2.	Advisory vote to approve named executive officer compensation	FOR	44
3.	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2020	FOR	83
4.	Vote on Stockholder Proposal – Stockholder Right to Act By Written Consent	AGAINST	86
5.	Vote on Stockholder Proposal – Human and Indigenous Peoples' Rights	AGAINST	88

Who We Are and What We Do

PayPal Holdings, Inc. is a leading technology platform and digital payments company that enables digital and mobile payments on behalf of consumers and merchants worldwide. We provide safer and simpler ways for businesses of all sizes to accept payments from merchant websites, mobile devices, and applications, and at offline retail locations, through a wide range of payment solutions.

We are committed to democratizing financial services and empowering people and businesses to join and thrive in the global economy. Our goal is to enable our consumers and merchants to manage and move their money anywhere in the world, anytime, on any platform and using any device. Our combined payment solutions, including our PayPal, PayPal Credit, Braintree, Venmo, Xoom, and iZettle products, compose our proprietary Payments Platform.

2019 Performance Highlights

In 2019, we delivered another year of strong performance. We meaningfully improved and expanded the PayPal platform, strengthened our value proposition for consumers and merchants, expanded our international scope and scale, and announced transformative, strategic acquisitions, investments, and commercial agreements. We added more than 37 million net new active accounts, and ended the year with 305 million active accounts. Engagement grew to an average of 40.6 transactions per active account as we extended our platform capabilities around the world, launched innovative strategic relationships with some of the world's largest marketplaces and platforms, and deepened our partnerships with financial institutions while continuing to invest in our business.

Through our acquisition of a 70% equity interest in Guofubao Information Technology Co., Ltd. (GoPay), PayPal became the first foreign payments platform to be licensed to provide online payments services in China. We believe that our acquisition of Honey Science Corporation enables PayPal's entry into the earliest stages of customers' commerce experience, enhances our value proposition for both consumers and merchants, and allows us to significantly deepen our engagement and play a more meaningful role in the daily lives of our customers.

The following summarizes our key financial and operational performance results for 2019. We use certain of these key metrics as the performance measures in our incentive compensation programs and believe these measures help to align the interests of our executives with those of our stockholders.

Proxy Statement

Performance Highlights



$ In Billions
Revenue

2016: $10.8
2017: $13.1
2018: $15.5
2019: $17.8



%
Non-GAAP Operating Margin[1]

2016: 20%
2017: 21%
2018: 22%
2019: 23%



$ In Billions
Free Cash Flow[1]

2016: $2.5
2017: $1.9[2]
2018: $4.7[2]
2019: $3.9



Creating Value for our Stockholders:
Revenue grew **15%** on an FX-Neutral Basis



Expanding Our Base:
Active Accounts of **305 Million**   **Up 14%** from 2018



Driving Customer Engagement:
12.4 Billion Payment Transactions   **Up 25%** from 2018



Gaining Share:
Total Payment Volume of **$712 Billion**   **Up 23%** from 2018

[1] Non-GAAP operating margin and free cash flow are two of the performance metrics used in our incentive compensation program. Non-GAAP operating margin and free cash flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A – Reconciliation of non-GAAP Financial Measures" in this proxy statement.

[2] Free Cash Flow for 2017 and 2018 reflects the impact of held for sale accounting treatment in connection with the sale of the Company's U.S. consumer credit receivables portfolio, which reduced free cash flow for 2017 by approximately $1.3 billion and increased free cash flow for 2018 by approximately $1.4 billion. Normalizing for this impact, free cash flow for 2017 and 2018 would have been approximately $3.2 billion and $3.3 billion, respectively.

Highlights:

- Our three-year total stockholder return* was 174.1%, and our one-year total stockholder return** was 28.6%.
- Our engagement grew 10% year over year to an average of 40.6 transactions per active account.
- Venmo delivered over $102 billion in total payment volume in 2019, and ended the year with over 52 million active accounts.
- We accessed the debt capital markets for the first time and raised $5 billion in debt financing.
- We continued to partner with many of the largest and most influential companies in finance, retail, and technology.

   * Measured from December 30, 2016 to December 31, 2019
  ** Measured from December 31, 2018 to December 31, 2019

To learn more about our 2019 performance and how it relates to our executive compensation program, see the Compensation Discussion and Analysis beginning on page 46.

2020 Director Nominees

NAME/AGE/INDEPENDENCE	DIRECTOR SINCE	OCCUPATION	COMMITTEE MEMBERSHIPS*			OTHER PUBLIC COMPANY BOARDS
			GOV	COMP	ARC	
Rodney C. Adkins, 61 Independent	2017	President, 3RAM Group LLC	▪		▪	3
Jonathan Christodoro, 43 Independent	2015	Partner, Patriot Global Management, L.P.	▪	▪		4
John J. Donahoe, 59 Independent, Chairman of the Board	2015	President and CEO, Nike, Inc.				2**
David W. Dorman, 66 Independent	2015	Former Chairman and CEO, AT&T Corporation (retired)	▪	C		1
Belinda J. Johnson, 53 Independent	2017	Former Chief Operating Officer, Airbnb, Inc.			▪	0
Gail J. McGovern, 68 Independent	2015	President and CEO, American Red Cross	C	▪		1
Deborah M. Messemer, 62 Independent	2019	Former Managing Partner, KPMG (retired)			▪	1
David M. Moffett, 68 Independent	2015	Former CEO, Federal Home Loan Mortgage Corp. (retired)			C	2
Ann M. Sarnoff, 58 Independent	2017	Chair and CEO, Warner Bros.			▪	0
Daniel H. Schulman, 62 Non-Independent	2015	President and CEO, PayPal Holdings, Inc.				1
Frank D. Yeary, 56 Independent	2015	Managing Member, Darwin Capital Advisors, LLC			▪	1

* ARC = Audit, Risk and Compliance Committee; Comp = Compensation Committee; Gov = Corporate Governance and Nominating Committee; C = Chair

** Mr. Donahoe will step down from the ServiceNow Board of Directors when his term expires at ServiceNow's 2020 annual meeting of shareholders in June 2020.

The Board and the Corporate Governance and Nominating Committee are committed to ensuring that the Board of Directors of PayPal (the "Board" or the "PayPal Board") is composed of directors who possess highly relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of stockholders. The following provides a snapshot of the skills and experience of our director nominees. For more information on the skills and experiences of our Board members, please see the section entitled "Director Skills, Expertise, and Attributes" beginning on page 11 of this proxy statement.

NOMINEE SKILLS & EXPERIENCES										
7	**9**	**11**	**11**	**10**	**11**	**10**	**11**	**7**	**4**	**10**
Payments, Financial Services and FinTech	Technology and Innovation	Business Development and Strategy	Senior Leadership	Legal / Regulatory / Governmental	Global Business	Other Public Company Board Service	Finance / Accounting	Consumer / Sales / Marketing / Brand Management	Cybersecurity / Information Security	Human Capital Management

Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, and engender public trust. We believe strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our long-term success.

The following are the key governance provisions that demonstrate PayPal's commitment to transparency, accountability, independence, and diversity:

- Strong Board independence (10 of 11 director nominees are independent)
- Separate Independent Chairman and CEO roles

- Independent Chairman with robust responsibilities
- All directors stand for annual election

- Majority vote standard for uncontested director elections
- Strong stockholder engagement practices

- Stockholder right to call a special meeting
- Proxy access for qualifying stockholders

- Simple majority vote standard for charter/bylaw amendments and mergers/business combinations
- Robust stock ownership requirements for our executive officers and directors

- Diverse board in which 5 of 11 director nominees are women or from underrepresented ethnic groups
- Comprehensive Global Impact Report with information on environmental sustainability, social innovation, employees and culture, and responsible business practices

To learn more about our corporate governance programs, see page 28.

Executive Compensation

OUR COMPENSATION PROGRAM

We completed another strong year of Company performance, during which we set new benchmarks and expanded our value proposition for our customers. For 2019, the Compensation Committee of the Board approved an executive compensation program based on our "pay for performance" philosophy that is designed to align our executive officers' compensation with the key drivers of profitable short-term and long-term growth with the goals of properly incentivizing and rewarding our executives for performance that exceeds expectations, providing transparency for our executives and our stockholders, and positioning us competitively to enable us to attract and retain our executives.

OUR 2019 NEO PAY

The Compensation Committee believes that long-term incentives in the form of equity awards should comprise the majority of our NEOs' target total direct compensation opportunity. We believe that our executive compensation program effectively incentivized results in 2019 by appropriately aligning pay and performance.

The following charts show the 2019 Target Total Direct Compensation mix for our CEO, Mr. Schulman, and the average 2019 Target Total Direct Compensation mix for our other NEOs who were executive officers as of December 31, 2019. Target Total Direct Compensation is the sum of (i) 2019 base salary, (ii) target 2019 annual incentive award (based on the grant date fair value for the portion of the award delivered as PBRSUs), and (iii) target annual long-term incentive award (based on the grant date fair value). To learn more about our executive compensation program, see the Compensation Discussion and Analysis beginning on page 46.

2019 Total Target Direct Compensation Mix



CEO
4%
Annual
Base Salary
8%
Target Annual
Incentive Award
• 75% PBRSUs
• 25% Cash
44%
RSUs
44%
PBRSUs
88% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
52% PERFORMANCE-BASED COMPENSATION

Other NEOs
7%
Annual
Base Salary
7%
Target Annual
Incentive Award
• 75% PBRSUs
• 25% Cash
43%
RSUs
43%
PBRSUs
85% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
50% PERFORMANCE-BASED COMPENSATION

OUR PAY PRACTICES

We are committed to maintaining strong governance standards with respect to our executive compensation program, policies, and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

What We Do

Pay for Performance	+	At least 50% of our NEOs' Target Total Direct Compensation is performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives.
Adherence to Rigorous Goals	+	We use objective performance-based company goals in our annual and long-term incentive plans that we believe are rigorous and are designed to incentivize and motivate NEO performance.
Independent Compensation Consultant	+	The Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters.
Annual Compensation Peer Group Review	+	The Compensation Committee, with the assistance of its compensation consultant, reviews the composition of our compensation peer group annually and makes adjustments to the composition of that peer group, if deemed appropriate based on our executive compensation philosophy and principles.
Annual Say-on-Pay Vote	+	We conduct an annual advisory say-on-pay vote on our NEO compensation
Stockholder Engagement	+	In addition to conducting an annual say-on-pay vote, we are committed to ongoing engagement with our stockholders, including on executive compensation, governance, environmental and social matters. These engagement efforts take place through teleconferences, in-person meetings, and correspondence with our stockholders.

What We Do

Annual Compensation Risk Assessment	+	Based on our annual risk assessment, we have concluded that the Company's compensation program does not present any risks that is reasonably likely to have a material adverse effect on PayPal.
Clawback Policy	+	Each of our NEOs is subject to a clawback policy, which permits the Compensation Committee to require forfeiture or reimbursement of incentive compensation paid or awarded to the NEO in certain circumstances.
Robust Stock Ownership Guidelines	+	Our stock ownership guidelines are designed to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and promote the Company's commitment to sound corporate governance. Our guidelines require ownership of our shares with a value equal to a multiple of base salary (6x for CEO and 3x for EVPs) or annual retainer (5x for non-employee directors) and include stock retention requirements for our executive officers until their requisite ownership level is reached.
Prohibition of Hedging and Pledging Transactions	+	Our insider trading policy prohibits all Board members, officers, and employees from entering into any hedging or monetization transactions relating to our securities that hedge or offset, or is designed to hedge or offset, any decrease in the market value of PayPal securities owned directly or indirectly by such person. Additionally, Board members, officers and employees are prohibited from using PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities. Our insider trading policy also prohibits all Board members and executive officers from pledging our securities as collateral for loans. All other employees are strongly discouraged from pledging PayPal securities as collateral for loans.

What We Don't Do

No Excise Tax Gross-Ups on "Change in Control" Payments	⊘	We do not provide our NEOs with any excise tax gross-ups or other payment or reimbursement of excise taxes on severance in connection with a change in control of PayPal.
No "Single- Trigger" CIC Payments and Acceleration of Equity Awards	⊘	We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal.
No Tax Gross-Ups on Perquisites	⊘	We do not provide our NEOs with any tax gross-ups on perquisites, other than in limited circumstances for business-related relocations and international business travel-related benefits that are under our control, at our direction and deemed to benefit our business operations.
No Discounting of Stock Options or Repricing of Underwater Options	⊘	We expressly prohibit the discounting of stock options and the repricing of underwater stock options without stockholder approval under our equity compensation plan.
No Guaranteed Bonuses	⊘	Our annual incentive plan is entirely performance-based and our NEOs are not guaranteed any minimum levels of payment.

SUPPORTING OUR EXECUTIVE COMPENSATION PROGRAM

The Compensation Committee designed our executive compensation program to support PayPal's growth strategy and is well-aligned with creating long-term stockholder value.

To learn more about our executive compensation program, see the Compensation Discussion and Analysis beginning on page 46.

ESG Oversight and Highlights

PayPal recognizes its responsibility as a global citizen to operate in a responsible and sustainable manner aligned with our mission to build a more financially inclusive and interconnected world. We remain focused on managing material environmental, social, and governance (ESG) factors that support our values-led culture based on Collaboration, Inclusion, Innovation, and Wellness. The management of key non-financial risks and opportunities such as global talent recruitment, retention, and development, as well as workforce inclusion, social innovation, environmental sustainability, and responsible business practices are essential components of our strategy and long-term performance.

Priority ESG Programs & Progress

In the Company's annual ESG report, the *Global Impact Report*, PayPal highlights its programs and progress on key ESG topics:

- **Social Innovation** – including reporting on annual social impact metrics, product and service enhancements, research and thought leadership, and partnerships to improve financial health, power charitable giving, and strengthen local communities
- **Employees and Culture** – including executing an effective human capital management strategy to support the recruitment, retention and development of our workforce, and diversity and inclusion metrics and initiatives that demonstrate our commitment to equality and inclusion
- **Environmental Sustainability** – including responsibly managing our resources, addressing climate change, and improving our water and waste management practices
- **Responsible Business Practices** – including establishing policies and practices to safeguard trust, ensuring ethical and compliant business operations, and securing and protecting customer information

Social Innovation

- Reached $10B+ in funding to 225K+ small & medium businesses since inception
- Expanded Xoom services to 130+ markets, aligned with UN SDG Goal 10 to reduce inequalities

Funds Raised by Charities


2017
$8.5B
2018
$9.6B
2019
$10.3B
0
2
4
6
8
10
12

Employees & Culture

- Instituted diverse hiring policy for every open position Director-level and above
- Established supplier diversity program to identify/increase use of diverse businesses

100% global gender pay equity

100% U.S. ethnic pay equity

Environmental Sustainability

- Made progress towards setting a science-based company-wide ESG emissions goal
- Revised our Environmental Sustainability Policy in accordance with ISO 14001 and other relevant standards

2019 Progress: ~65% of owned/leased data centers were matched with renewable energy

Goal: 100% renewable energy use in data centers by 2023

Responsible Business Practices

- Partnered with Polaris to create Financial Intelligence Unit to combat human trafficking
- Established a robust third-party code of conduct that includes requirements for sustainability, human rights, business ethics, etc.

All employees complete annual compliance and ethics training

As we continue to evolve our ESG efforts, we're committed to sharing progress through subsequent reports and updates. For further information and to access the *Global Impact Report*, visit: https://www.paypal.com/us/webapps/mpp/globalimpact.

Proposal 1: Election of Directors

Based upon a review of the qualifications, skills, attributes and experience of each of the 11 director nominees listed below, our Board has nominated all of the director nominees for election at the Annual Meeting, to serve until our 2021 Annual Meeting of Stockholders and until their successors are elected and qualified. All of the director nominees are currently members of the Board and have been previously elected by our stockholders. Each director nominee is independent under the listing standards of NASDAQ Global Select Market ("Nasdaq"), except Mr. Schulman. As previously disclosed, Mr. Casares has informed the Company that he will not stand for re-election as a director at the Annual Meeting. The Board has determined to reduce the size of the Board to 11 directors effective immediately before the Annual Meeting.

We expect that each director nominee will be able to serve if elected. If any director nominee is unable or unwilling to serve as a nominee at the time of the Annual Meeting, the individuals named as proxies may vote for a substitute nominee chosen by the present Board to fill the vacancy. Alternatively, the Board may reduce the size of the Board, or the proxies may vote just for the remaining nominees, leaving a vacancy that the Board may fill at a later date.

MAJORITY VOTE STANDARD

Under our Amended and Restated Bylaws ("Bylaws"), directors must be elected by a majority of the votes cast in uncontested elections, such as the election of directors at the Annual Meeting. This means that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. For more information on the vote required for the election of directors and the choices available for casting your vote, please see "Frequently Asked Questions — Voting Information" on page 92.

Under our Bylaws and the Governance Guidelines of the Board (the "Corporate Governance Guidelines"), each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not re-elect that director. Within 90 days of the certification of the stockholder vote (subject to an additional 90-day period in certain circumstances), the Governance and Nominating Committee (the "Governance Committee"), or a committee composed solely of independent directors that does not include such incumbent director, would determine whether to accept the director's resignation in accordance with our Bylaws, and we would publicly disclose such decision and the rationale behind it.

DIRECTOR NOMINEES

The Governance Committee and the Board have evaluated each of the director nominees against the factors and principles used to select director nominees. Based on this evaluation, the Governance Committee and the Board have concluded that it is in the best interests of the Company and its stockholders for each of the proposed director nominees on pages 13-23 below to continue to serve as a director of the Company. The Board believes that each of the director nominees has a strong track record of being a responsible steward of stockholders' interests and brings extraordinarily valuable insight, perspective, and expertise to the Board.

The Governance Committee is responsible for recommending to the Board the qualifications for Board membership and for identifying, assessing and recommending qualified director candidates for the Board's consideration. The Board's membership qualifications and nomination procedures are set forth in the Corporate Governance Guidelines.

The Board and Governance Committee consider the following factors and principles in evaluating and selecting director nominees:
HIGH-LEVEL MANAGERIAL EXPERIENCE: Directors should have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems
REPRESENT STOCKHOLDERS' BEST INTERESTS: Directors should represent the balanced, best interests of the stockholders as a whole rather than special interest groups or constituencies
CHARACTER AND INTEGRITY: Directors should be individuals of the highest character and integrity, with the ability to work well with others and with sufficient time available to devote to the affairs of the Company in order to carry out their responsibilities
DIVERSE BACKGROUND: In addressing the overall composition of the Board, diversity (including gender, race, and ethnicity), age, international background, and expertise should be considered in evaluating potential Board members
SKILLS COMPLEMENT EXISTING BOARD EXPERTISE: The interplay of a candidate's background and expertise with that of other Board members and the extent to which a candidate may be a desirable addition to any Board committee should be considered
RELEVANT PROFESSIONAL EXPERIENCE: The Board should include individuals with highly relevant professional experience
ACTIVE ENGAGEMENT: The Board should be composed of directors who are highly engaged with our business

Based on this evaluation, the Governance Committee and the Board believe that each of the director nominees exhibits a strong track record of being a responsible steward of stockholders' interests and brings extraordinarily valuable insight, perspective, and expertise to the Board.

FOCUS ON BOARD REFRESHMENT AND DIVERSITY

> Our active Board refreshment process has resulted in a strong mix of diversity and independence, which contributes to effective oversight of management and the Company. We demonstrate our strong commitment to diversity and inclusion at the Company, including our Board.



45% of the Board nominees are women or from underrepresented ethnic groups

■ Ethnic ■ Gender

Since 2016, we have added four new directors to the Board, with a strong mix of skills, qualifications, backgrounds and experience. Forty-five percent of Board members standing for re-election are women or from underrepresented ethnic groups.



Belinda Johnson **Ann Sarnoff** **Rodney Adkins** **Deborah Messemer**

2017 **2018** **2019**

Director Skills, Expertise, and Attributes

Listed below are the core skills, expertise and attributes that we consider most relevant to our Board of Directors in light of our current business strategy and structure.

PAYMENTS, FINANCIAL SERVICES, AND FINTECH

Experience in the payments, financial services, and FinTech industries, which is critical to oversight of PayPal's business and strategy in these complex and dynamic industries.

TECHNOLOGY AND INNOVATION

Experience and knowledge in developing technology businesses, anticipating technological trends, and driving innovation and product development, which are relevant to PayPal as a technology platform and digital payments company.

BUSINESS DEVELOPMENT AND STRATEGY

Experience in strategy, business development, and evaluating potential acquisitions, strategic investments and partnerships, which is relevant in helping PayPal to grow its business and expand its value proposition and assess the fit of potential targets and partners with its strategy and culture.

SENIOR LEADERSHIP

Significant senior leadership and/or CEO experience, with a practical understanding of organizations, processes, strategic planning and risk management to assess, develop, and implement our business strategy and operating plan.

LEGAL / REGULATORY / GOVERNMENTAL

Knowledge and experience with legal and regulatory issues, compliance obligations and governmental policies, including practical business experience working collaboratively with governments, regulators and agencies, which is relevant to PayPal as we operate globally in a rapidly evolving legal and regulatory environment which impacts key aspects of our business.

GLOBAL BUSINESS

Experience in international markets, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, which is relevant to PayPal as a global business operating in over 200 markets around the world.

OTHER PUBLIC COMPANY BOARD SERVICE

Service on a public company board to develop insights about ensuring strong board and management accountability, protecting stockholder interests, and observing appropriate governance practices.

FINANCE / ACCOUNTING

Experience with financial reporting, capital allocation, and accounting, which is relevant to the oversight of PayPal's capital structure, financing, and investing activities, as well as our financial reporting and internal controls.

CONSUMER, SALES, MARKETING, AND BRAND MANAGEMENT

Experience in developing strategies to grow sales and market share, build brand awareness and overall preference among customers, and enhance PayPal's reputation, which is relevant to the growth of PayPal's business.

CYBERSECURITY / INFORMATION SECURITY

Expertise in overseeing cybersecurity and information security programs and managing associated risks, which is vital to protecting PayPal's technology infrastructure and payments platform, maintaining the trust of our customers and keeping their information secure.

HUMAN CAPITAL MANAGEMENT

Experience in attracting, motivating, developing, and retaining qualified personnel, fostering a corporate culture that encourages and promotes accountability, performance, diversity, equity and ownership, and understanding and overseeing the health of a company's human capital, which is particularly important for PayPal within the context of the highly competitive market to attract and retain talent in which we operate.

Our 2020 Board skills matrix is set forth below. A mark indicates a specific area of focus or expertise on which the Board particularly relies. We do not believe that each director nominee needs to have all of these skills, and not having a mark does not mean the director nominee does not possess that specific skill. For more information on specific experience, skills and qualifications that each director nominee brings to our Board that are particularly relevant to PayPal, please see the biographies for the director nominees beginning on page 13.

BOARD SKILLS MATRIX											
Experience, Expertise or Attribute	Adkins	Christodoro	Donahoe	Dorman	Johnson	McGovern	Messemer	Moffett	Sarnoff	Schulman	Yeary
Payments, Financial Services, and FinTech		•	•		•		•	•		•	•
Technology and Innovation	•	•	•	•	•	•	•			•	
Business Development and Strategy	•	•	•	•	•	•	•	•	•	•	•
Senior Leadership	•	•	•	•	•	•	•	•	•	•	•
Legal / Regulatory / Governmental	•	•		•	•	•	•	•	•	•	•
Global Business	•	•	•	•	•	•	•	•	•	•	•
Other Public Company Board Service	•	•	•	•		•	•	•	•	•	•
Finance / Accounting	•	•	•	•			•	•	•	•	•
Consumer / Sales / Marketing / Brand Management	•		•	•	•	•			•	•	
Cybersecurity / Information Security	•		•	•						•	
Human Capital Management	•		•	•	•	•	•	•	•	•	•
Independence	•	•	•	•	•	•	•	•	•		•
Diversity (Gender, Underrepresented Ethnic Groups)	•				•	•	•		•		

Director Biographies



Rodney C. Adkins

Age: 61

Director since: September 2017

Board Committees:

Audit, Risk and Compliance
Governance

Other Current Public Company Boards:

Avnet, Inc. (Chairman)
United Parcel Service, Inc.
W.W. Grainger, Inc.

Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:

- Extensive experience in the technology industry, including emerging technologies, strategy, global business operations, innovation, product development, and brand management
- Significant experience in corporate finance, financial statements and accounting
- In-depth expertise in corporate governance matters as a Board member of other publicly traded companies
- Expertise in supply chain, procurement and global trade

Key Qualifications and Experience:

- Technology and Innovation
- Business Development and Strategy
- Senior Leadership
- Regulatory and Governmental
- Global Business
- Other Public Company Board Service
- Finance
- Consumer, Sales, Marketing, and Brand Management
- Cybersecurity/Information Security
- Human Capital Management

Biography:

- President of 3RAM Group LLC, a privately held company specializing in capital investments, business consulting services and property management, since January 2015
- Former Senior Vice President of International Business Machines Corporation (IBM), a leading manufacturer of information technologies, from 2007 until 2014; in his over 30-year career with IBM, Mr. Adkins held a number of development and management roles, including Senior Vice President of Corporate Strategy from April 2013 to April 2014, Senior Vice President of Systems and Technology Group from October 2009 to April 2013, Senior Vice President of Development & Manufacturing from May 2007 to October 2009, and Vice President of Development of IBM Systems and Technology Group from December 2003 to May 2007
- Former director of PPL Corporation from August 2014 to May 2019
- B.A. in Physics from Rollins College and B.S. and M.S. degrees in Electrical Engineering from Georgia Tech



Jonathan Christodoro

Age: 43

Director since: July 2015

Board Committees:

Compensation
Governance

Other Current Public Company Boards:

Enzon Pharmaceuticals, Inc.
Herbalife Ltd.
Sandridge Energy, Inc.
Xerox Corporation

> **Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:**
> - Extensive financial, strategic planning and investment banking experience advising public companies, including at the board level
> - Significant experience in identifying and evaluating M&A and investment opportunities and portfolio companies across a range of industries, including technology

Key Qualifications and Experience:

- Technology and Innovation
- Financial Services
- Business Development and Strategy
- Senior Leadership
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance

Biography:

- Partner at Patriot Global Management, L.P., an investment management firm, since March 2019
- Former Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, from July 2012 to February 2017
- Served in various investment and research roles from March 2007 to July 2012
- Former director of eBay Inc. from March 2015 to July 2015
- Began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries
- Former director of Lyft, Inc. from May 2015 to March 2019
- M.B.A. from the University of Pennsylvania's Wharton School of Business; B.S. in Applied Economics and Management Magna Cum Laude from Cornell University
- Served in the United States Marine Corps



John J. Donahoe – Independent Chairman of the Board

Age: 59

Director since: July 2015

Board Committees:
None

Other Current Public Company Boards:

Nike, Inc.
ServiceNow, Inc. (through June 2020)*

Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:

- Extensive industry experience and deep knowledge of PayPal's operations through his former role as director, President and Chief Executive Officer of eBay
- Expertise in commerce, technology, global strategy, operations and executive leadership
- Extensive track record of creating value, driving innovation and scaling large technology companies

---

Key Qualifications and Experience:

- Payments and FinTech
- Technology and Innovation
- Business Development and Strategy
- CEO Experience
- Global Business

- Other Public Company Board Service
- Finance
- Consumer, Sales, Marketing, and Brand Management
- Cybersecurity/Information Security
- Human Capital Management

Biography:

- President and Chief Executive Officer of Nike, Inc., a designer and distributor of athletic footwear and apparel, since January 2020
- Former President and Chief Executive Officer of ServiceNow, Inc., a cloud computing company, from April 2017 to December 2019
- Former President and Chief Executive Officer of eBay from March 2008 to July 2015, and former director of eBay from January 2008 to July 2015
- Former President, eBay Marketplaces from March 2005 to January 2008
- Former Worldwide Managing Director of Bain & Company from January 2000 to February 2005
- M.B.A. from the Stanford Graduate School of Business; B.A. in Economics from Dartmouth College

*Mr. Donahoe will step down from the ServiceNow Board of Directors when his term expires at ServiceNow's annual meeting of shareholders in June 2020.

Proxy Statement



David W. Dorman

Age: 66

Director since: June 2015

Board Committees:
Compensation (Chair)
Governance

Other Current Public Company Boards:

CVS Health Corporation
Dell Technologies, Inc.

> **Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:**
> - Expertise in finance, M&A and investments, strategic planning, public company executive compensation matters and executive leadership
> - In-depth experience leading global companies in regulated industries

Key Qualifications and Experience:

- Technology and Innovation
- Business Development and Strategy
- CEO Experience
- Regulatory and Compliance
- Global Business

- Other Public Company Board Service
- Finance and Accounting
- Consumer, Sales, Marketing, and Brand Management
- Cybersecurity/Information Security
- Human Capital Management

Biography:

- Non-Executive Chairman of the Board of CVS Health Corporation, a pharmacy and healthcare services provider, since May 2011
- Founding Partner of Centerview Capital Technology Fund, a private investment firm, since July 2013
- Chairman of the Board of InfoWorks, a portfolio company of Centerview, as of January 2019
- Former Non-Executive Chairman of the Board of Motorola Solutions, Inc. (formerly Motorola, Inc.), a leading provider of business and mission-critical communication products and services for enterprise and government customers
- Former Non-Executive Chairman of the Board of Motorola, Inc. from May 2008 until the separation of its mobile devices and home businesses in January 2011
- Former Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm, from October 2006 to May 2008
- Former President and a director of AT&T Corporation from November 2005 until January 2006
- Former Chairman of the Board and Chief Executive Officer of AT&T Corporation from November 2002 until November 2005
- Former President of AT&T Corporation from 2000 to 2002 and the Chief Executive Officer of Concert Communications Services, a former global venture created by AT&T Corporation and British Telecommunications plc, from 1999 to 2000
- Former director of eBay Inc. from June 2014 to July 2015
- Served as a Trustee for Georgia Tech Foundation, Inc.
- B.S. in industrial management from Georgia Institute of Technology



Belinda J. Johnson

Age: 53

Director since: January 2017

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
None

> **Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:**
> - Significant strategic and operational experience with a global, consumer-facing, technology company growing at scale
> - Extensive legal, regulatory and government relations expertise as a practicing lawyer and business affairs leader gained over two decades advising innovative and disruptive global technology companies

Key Qualifications and Experience:

- Payments
- Technology and Innovation
- Business Development and Strategy
- Senior Leadership
- Legal and Regulatory
- Global Business
- Finance
- Consumer, Sales, Marketing, and Brand Management
- Human Capital Management

Biography:

- Former Chief Operating Officer of Airbnb, Inc., a global community marketplace which provides access to unique accommodations and experiences, from February 2018 to March 2020, and a director of Airbnb since March 2020
- Former Chief Business Affairs and Legal Officer of Airbnb, Inc., from July 2015 to February 2018, having joined as General Counsel in December 2011
- Former Senior Vice President and Deputy General Counsel of Yahoo! Inc., a digital information platform, until August 2011; Ms. Johnson also served in other positions at Yahoo! Inc. from August 1999
- Former General Counsel of Broadcast.com, Inc., an internet broadcasting company, from November 1996 to August 1999
- B.A. from The University of Texas at Austin; J.D. from The University of Texas Law School

Proxy Statement



Gail J. McGovern

Age: 68

Director since: June 2015

Board Committees:
Compensation
Governance (Chair)

Other Current Public Company Boards:
DTE Energy Company

Specific Experience, Skills and Qualifications - Particular Relevance to PayPal:
- Extensive executive experience in strategic planning, sales and marketing, customer relations, and corporate finance
- Strong expertise in regulatory matters and government relations garnered through leadership positions in regulated industries
- Brings a strong perspective from the academic and nonprofit worlds aligned with PayPal's mission and vision

Key Qualifications and Experience:
- Technology and Innovation
- Business Development and Strategy
- CEO Experience
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance
- Consumer, Sales, Marketing, and Brand Management
- Human Capital Management

Biography:
- President and Chief Executive Officer of the American Red Cross, a humanitarian organization, since June 2008
- Faculty member at the Harvard Business School, from 2002 to 2008
- Former President of Fidelity Personal Investments, from 1998 to 2002
- Former Executive Vice President, Consumer Markets Division at AT&T Corporation, from 1997 to 1998
- Former director of eBay Inc., from March 2015 to July 2015
- Serves as a trustee of Johns Hopkins Medicine
- B.A. in quantitative sciences from Johns Hopkins University; M.B.A. from Columbia University



Deborah M. Messemer

Age: 62

Director since: January 2019

Board Committees:
Audit, Risk and Compliance
(Audit Committee Financial Expert)

Other Current Public Company Boards:
Allogene Therapeutics, Inc.

Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:
- Expertise in financial management, including financial reporting, accounting and controls, and global business affairs as an audit engagement partner or senior account executive, including for clients in the financial services and technology industries
- In-depth people management experience as a senior executive at KPMG, leading teams of over 3,000 employees
- Extensive expertise in advising global public and private companies in business development, financial reporting and accounting, and regulatory and compliance matters for over 30 years

Key Qualifications and Experience:
- Financial Services
- Technology and Innovation
- Business Development and Strategy
- Senior Leadership
- Regulatory and Compliance

- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Human Capital Management

Biography:
- Former Major Market Managing Partner for KPMG, one of the world's leading professional services firms, from 2008 through her retirement in September 2018
- Started her career in KPMG's audit practice in 1982 and was admitted into the partnership in 1995; served as Audit Partner or Senior Account Executive for KPMG clients in a variety of industry sectors, including financial services and technology
- Also serves on the Board of Directors of Carbon, Inc.
- B.B.A. (Accounting) from The University of Texas at Arlington

Proxy Statement



David M. Moffett

Age: 68

Director since: June 2015

Board Committees:
Audit, Risk and Compliance (Chair)
(Audit Committee Financial Expert)

Other Current Public Company Boards:
CSX Corporation
Genworth Financial, Inc.

Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:

- More than 30 years of strategic finance, mergers and acquisitions, risk management, and operational experience in banking and payment processing
- Strong leadership experience and extensive global financial management and regulatory expertise as a former Chief Executive Officer and Chief Financial Officer of financial services companies

---

Key Qualifications and Experience:

- Payments
- Business Development and Strategy
- CEO Experience
- Governmental, Regulatory and Compliance

- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Human Capital Management

Biography:

- Former Lead Independent Director of PayPal from July 2015 through December 2018
- Former director of eBay from July 2007 to July 2015
- Former Chief Executive Officer of Federal Home Loan Mortgage Corp. ("Freddie Mac") from September 2008 until his retirement in March 2009
- Former director of Freddie Mac from December 2008 to March 2009
- Former Chief Financial Officer of Star Banc Corporation, a bank holding company, starting in 1993. During his tenure, played an integral role in the acquisition of Firstar Corporation in 1998 and later U.S. Bancorp in 2001. Mr. Moffett remained Chief Financial Officer of U.S. Bancorp until 2007
- Trustee for Columbia Atlantic Mutual Funds and University of Oklahoma Foundation; consultant to various financial services companies
- B.A. from the University of Oklahoma; M.B.A. from Southern Methodist University



Ann M. Sarnoff

Age: 58

Director since: June 2017

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
None

Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:
- More than 30 years of diversified business and media experience from a variety of executive leadership roles
- Expertise in driving consumer engagement with brands and developing innovative partnerships
- Extensive technology experience across media and platforms

Key Qualifications and Experience:
- Technology and Innovation
- Business Development and Strategy
- Senior Leadership
- Regulatory
- Global Business
- Other Public Company Board Service
- Finance
- Consumer, Sales, Marketing, and Brand Management
- Human Capital Management

Biography:
- Chair and Chief Executive Officer of Warner Bros. Entertainment, a global leader in entertainment and consumer products, since August 2019
- Former President of BBC Studios Americas, from August 2015 to August 2019
- Served as Chief Operating Officer of BBC Worldwide North America from 2010 through July 2015
- Former Chair of the board of BritBox, a joint venture subscription streaming service launched in partnership with ITV in March of 2017
- Served on the board, operating committee, and editorial committee of BBC America, a joint venture with AMC Networks
- Member of the board of directors of Georgetown University and the vice chair of the McDonough School of Business at Georgetown
- Previously served on the Board of HSN, Inc., an interactive multichannel retailer, from December 2012 to December 2017
- B.S. from Georgetown University's McDonough School of Business; MBA from Harvard Business School

Proxy Statement



Daniel H. Schulman

Age: 62

Director since: July 2015

Board Committees:
None

Other Current Public Company Boards:
Verizon Communications Inc.

Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:

- Deep expertise in payments, financial services, mobile technology, innovation, and regulatory and cybersecurity matters
- Leadership experience and vision in growing large, complex businesses
- Experience transforming financial services, while driving cultural change and instilling a values-based environment that champions diversity and inclusion

---

Key Qualifications and Experience:

- Payments, Financial Services and FinTech
- Technology and Innovation
- Business Development and Strategy
- CEO Experience
- Legal, Regulatory and Governmental
- Global Business

- Other Public Company Board Service
- Finance and Accounting
- Consumer, Marketing, and Brand Management
- Cybersecurity/Information Security
- Human Capital Management

Biography:

- President and Chief Executive Officer of PayPal since July 2015; served as the President and CEO-Designee of PayPal from September 2014 until July 2015
- Former Group President, Enterprise Group of American Express Company, a financial services company, from August 2010 to August 2014
- Former President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, from November 2009 until August 2010, when Sprint Nextel acquired Virgin Mobile, USA, a cellular phone service provider
- Former Chairman of the Board of NortonLifeLock (formally known as Symantec Corporation), from January 2013 to December 2019
- B.A. from Middlebury College; M.B.A. from New York University's Leonard N. Stern School of Business

---



Frank D. Yeary

Age: 56

Director since: July 2015

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
Intel Corporation

Specific Experience, Skills and Qualifications—Particular Relevance to PayPal:

- Extensive career in investment banking and finance with financial strategy and global M&A expertise, including expertise in financial reporting and experience in assessing the efficacy of mergers and acquisitions with international companies on a global scale, and experience attracting and retaining strong senior leaders
- Role as a Vice Chancellor and as Chief Administration Officer of a large public research university provides strategic and financial expertise
- Extensive experience in corporate governance and stockholder engagement, including as a co-founder of CamberView Partners, a financial advisory firm providing independent, investor-led advice to public companies and their boards

Key Qualifications and Experience:

- Financial Services
- Business Development and Strategy
- Senior Leadership
- Governmental, Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Human Capital Management

Biography:

- Former director of eBay Inc., from January 2015 to July 2015
- Managing Member at Darwin Capital Advisors, LLC, a private investment firm, since October 2018 and a Member since 2012
- Former Executive Chairman of CamberView Partners, LLC, a corporate advisory firm, from 2012 until 2018
- Former Vice Chancellor of the University of California, Berkeley, a public university, from 2008 to 2012, where he led and implemented changes to the university's financial and operating strategy
- Prior to 2008, Mr. Yeary spent 25 years in the finance industry, most recently including as Managing Director, Global Head of Mergers and Acquisitions and as a member of the Management Committee at Citigroup Investment Banking, a financial services company
- B.A. in History and Economics from the University of California, Berkeley

---

The Board and the Governance Committee believe that the combination of the various qualifications, skills, and experience of the director nominees will contribute to an effective and well-functioning Board and that, individually and collectively, the director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.

> ### The Board recommends a vote **FOR** each of the Named Director Nominees.

Proxy Statement

CONSIDERATION OF DIRECTOR NOMINEES

Stockholder Recommendations and Nominations

The Governance Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of stockholders. Nominees may be suggested by directors, members of management, stockholders, or by a third-party firm. In evaluating potential director nominees, the Governance Committee considers a wide range of factors, including the criteria described below under "Director Selection Process and Qualifications."

Stockholders who would like the Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to the Governance Committee in care of our Corporate Secretary at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131, stating the candidate's name and qualifications for Board membership. Recommendations by stockholders that are made in accordance with these procedures will receive the same consideration by the Governance Committee as other suggested nominees.

In addition, our Restated Certificate of Incorporation ("Certificate of Incorporation") and Bylaws provide proxy access rights that permit eligible stockholders to nominate candidates for election to the Board in the Company's proxy statement. These proxy access rights permit a stockholder, or group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and nominee(s) satisfy the requirements and procedures described in our Certificate of Incorporation and Bylaws.

Director Selection Process and Qualifications

The Governance Committee evaluates whether each director demonstrates several key attributes and provides significant and meaningful contributions to the Board. Specifically, these factors include:

- Highly relevant professional experience in payments, financial services, financial technology ("FinTech") industries, technology, innovation, business development, strategy, legal, regulatory, government, global business, finance, accounting, consumer, marketing, brand management, cybersecurity, information security, and/or human capital management;
- Relevant senior leadership/CEO experience;
- Experience and expertise that complement the skill sets of the other director nominees;
- High degree of character and integrity and ability to contribute to strong Board dynamics;
- Highly engaged and able to commit the time and resources needed to provide active oversight of PayPal and its management;
- Sound business judgment; and
- Commitment to enhancing stockholder value.

In particular, the Governance Committee values diversity as a factor in selecting nominees. When searching for new directors, the Governance Committee actively seeks out qualified women and individuals from underrepresented ethnic groups to include in the pool from which Board nominees are chosen. In keeping with this commitment to inclusion and diversity, 45% of Board members standing for re-election are women or from underrepresented ethnic groups.

From time to time, the Governance Committee may retain an executive search firm to assist in identifying, screening, and evaluating potential candidates.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to non-employee directors for their Board and committee services. On an annual basis, the Compensation Committee reviews the non-employee director compensation program, receiving input from the Compensation Committee's independent compensation consultant regarding market practices and the competitiveness of the non-employee director compensation program in relation to the general market and the Company's peer group.

2019 DIRECTOR COMPENSATION

For 2019, each non-employee director of the Company received the following annual retainers on the first trading day after January 1, 2019:

2019 Annual Retainers:

All Non-Employee Directors	$80,000/year
Non-Executive Board Chair	$50,000/year
Lead Independent Director	$75,000/year
ARC Committee Chair	$40,000/year
Compensation Committee Chair and Governance Committee Chair	$20,000/year
ARC Committee Member	$20,000/year
Compensation Committee Member	$18,000/year
Governance Committee Member	$10,000/year

A non-employee director who serves as the Board Chair and/or as the chair of a committee was entitled to receive the Board Chair annual retainer and/or committee chair annual retainer in addition to the non-employee director annual retainer, but was not entitled to the committee member annual retainer for serving as a member of that specific committee.

A non-employee director could elect to receive 100% of his/her annual retainer(s) in fully vested stock awards of PayPal common stock having a value equal to the annual retainer(s), in lieu of cash.

If a non-employee director was appointed or elected to serve as a member of the Board (or appointed to serve as a member of a committee or as a chair of a committee in which he/she was not a member or chair prior to such appointment) following the annual retainer payment date (i.e., the first trading day of the year), the non-employee director received a prorated annual retainer, based on the number of days from the appointment or election date to December 31 of the year.

2019 Equity Awards:

In addition to the annual retainers, all non-employee directors of PayPal received the following fully vested stock awards of PayPal common stock following PayPal's 2019 Annual Meeting of Stockholders:

All Non-Employee Directors	$275,000 in PayPal common stock
Non-Executive Board Chair[1]	$50,000 in PayPal common stock

[1] The Board Chair received $50,000 in PayPal common stock in addition to the $275,000 in PayPal common stock that he received for services as a non-employee director.

The number of shares of PayPal common stock subject to the stock award is determined by dividing the amount of the annual equity award by the per share fair market value (i.e., the closing price of our common stock) on the date of the annual stockholders meeting, rounded up to the nearest whole share.

For 2019, if a non-employee director was appointed or elected at any time other than at an annual stockholders meeting, such director was eligible to receive a prorated annual equity award, as of the date of his or her appointment or election, for the period prior to the first annual stockholders meeting following his or her appointment or election, determined by (i) multiplying the amount of the annual equity award (i.e., $275,000 and, with respect to the additional equity award to the Board Chair, $50,000) by a fraction, the numerator of which was the number of days from the date of appointment or election to the first anniversary of the most recent annual stockholders meeting, and the denominator of which was 365, and (ii) dividing such amount by the per share fair market value on the date of appointment or election, rounded up to the nearest whole share.

Proxy Statement

2020 DIRECTOR COMPENSATION

For 2020, the Compensation Committee did not make any changes to the annual retainers or equity awards to be paid to non-employee directors under our director compensation program.

DEFERRED COMPENSATION

Our non-employee directors are eligible to defer 5% to 100% of their annual retainers and equity awards pursuant to the PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan. The DCP allows participants to set aside tax-deferred amounts. The investment return on any deferred cash amounts is linked to the performance of a range of market-based investment choices made available pursuant to the DCP, and the investment return on any deferred equity awards is linked to the performance of PayPal common stock. Our non-employee directors can elect to begin distributions from the DCP following the termination of their services to PayPal or in a specified year (provided that a director's DCP account will be distributed if the director's service terminates prior to the specified year). Our non-employee directors can also elect to receive their distributions as either a lump sum or annual installments over a period of 2 to 15 years.

2019 DIRECTOR COMPENSATION TABLE

The following table summarizes the total compensation earned by or paid to non-employee directors for the fiscal year ended December 31, 2019.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards ($)	All Other Compensation ($)	Total ($)[3]
Rodney C. Adkins	110,000	275,102	—	—	385,102
Wences Casares	98,000	275,102	—	—	373,102
Jonathan Christodoro	98,000	275,102	—	—	373,102
John J. Donahoe	130,000	325,038	—	—	455,038
David W. Dorman	110,000	275,102	—	—	385,102
Belinda J. Johnson	100,000	275,102	—	—	375,102
Gail J. McGovern	118,000	275,102	—	—	393,102
Deborah M. Messemer[4]	95,890	95,711	—	—	191,601
David M. Moffett	120,000	275,102	—	—	395,102
Ann M. Sarnoff	100,000	275,102	—	—	375,102
Frank D. Yeary	100,000	275,102	—	—	375,102

[1] The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in 2019, which includes fees with respect to which the following directors elected to receive fully vested shares of PayPal common stock in lieu of cash:

Name	Fees Forgone ($)	Shares Received (#)
Wences Casares	98,000	1,143
John J. Donahoe	130,000	1,517
David W. Dorman	110,000	1,283
Belinda J. Johnson	100,000	1,167
David M. Moffett	120,000	1,400
Ann M. Sarnoff	100,000	1,167
Frank D. Yeary	100,000	1,167

[2] Amounts shown represent the grant date fair value of the stock awards granted on May 22, 2019 to our non-employee directors following our 2019 Annual Meeting of Stockholders, as computed in accordance with FASB ASC Topic 718. As of December 31, 2019, our non-employee directors held the following deferred stock units ("DSUs"):

Name	Total DSUs Held as of 12/31/19 (#)	Total Options Held as of 12/31/19 (#)
Rodney C. Adkins	—	—
Wences Casares	—	—
Jonathan Christodoro	5,353	—
John J. Donahoe	2,464	—
David W. Dorman	9,488	—
Belinda J. Johnson	—	—
Gail J. McGovern	3,711	—
Deborah M. Messemer	—	—
David M. Moffett	49,001	—
Ann M. Sarnoff	—	—
Frank D. Yeary	5,460	—

[3] The amounts reported in the Fees Earned or Paid in Cash, Stock Awards, and Total columns include amounts deferred under the DCP.

[4] Ms. Messemer joined the Board in January 2019; accordingly her 2019 compensation was prorated to reflect that she commenced her service following the annual retainer payment date for 2019 and outside of an annual stockholders meeting in accordance with our director compensation program.

Proxy Statement

Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, oversee risk assessment and management strategies, foster responsible decision-making, and engender public trust. We believe that strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our long-term success.

Stockholder Engagement



We recognize the value of a robust stockholder outreach program and engaging in regular, constructive dialogue with our stockholders on governance, executive compensation, and environmental and social issues relevant to our business so we can better understand their views and interests, incorporate their feedback into Board decision-making, and share our perspectives on these important subjects.

In addition to extensive outreach conducted in the weeks leading up to our 2019 Annual Meeting, following our 2019 Annual Meeting, we again reached out to our institutional investors to solicit feedback. In total, in 2019, we contacted investors representing approximately 59% of our common stock, and ultimately engaged with holders of almost 45% of our common stock. Our Compensation Committee Chair, Dave Dorman, and Committee member Jonathan Christodoro participated in calls with investors representing 30% of our common stock. Also in 2019, we conducted an industry-leading governance perception survey through a third-party facilitator to better understand how global investors consider ESG information in their decision-making and engagement strategies, current perspectives of PayPal's ESG performance, and recommendations for future activities. For more information on our governance perception survey, please see "ESG Oversight and Highlights" beginning on page 38.

Feedback received from stockholders is shared with the Board and its principal committees throughout the year and serves as an input in our Board's deliberations and decision-making process.

An overview of the key areas of focus and feedback provided by our stockholders during these meetings is provided in the table below:

Topic	Stockholder Dialogue
Business Strategy	
Recent Initiatives	• Highlighted and appreciated PayPal's innovative and strategic business initiatives • Discussed PayPal's capital allocation strategy and priorities, including recent acquisitions
Governance	
Director Skills / Contributions	• Appreciated diversity of the Board and discussed director selection process • Discussed directors' commitments and ability to dedicate sufficient time to their responsibilities on the PayPal Board
Board Oversight	• Discussed the Board's cybersecurity and privacy risk oversight responsibilities • Discussed how the Board oversees human capital management, including key areas of focus
Environmental and Social Impact ("E&S")	
E&S Reporting	• Appreciative of PayPal's commitment to and disclosure on diversity and inclusion • Interested in discussing gender pay gap, including public disclosure
E&S Initiatives	• Interested in understanding PayPal's processes and infrastructure for overseeing privacy and security • Asked about corporate culture and human capital management initiatives • Gave positive feedback on PayPal's governance perception survey • Discussed next steps in building out PayPal's E&S strategy and program
Compensation	
CEO PSU Award	• Expressed desire for clarification that the CEO PSU Award was "one-time" • Appreciated further discussion of the rationale behind the size, structure and purpose of the CEO PSU Award
Executive Compensation Program	• Generally supportive of our short- and long-term incentive program metrics • Suggested potential enhancements in disclosure regarding individual performance goals and potential alternative metrics for consideration

The Board has adopted Corporate Governance Guidelines to serve as a framework within which the Board conducts its business. Our Corporate Governance Guidelines, charters of our principal Board committees, our Code of Business Conduct and Ethics ("Code of Business Conduct"), and other key corporate governance documents and materials are available on our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

The following sections provide an overview of PayPal's corporate governance practices.

The Board's Role and Responsibilities

The Board is responsible for providing advice and oversight of the strategic and operational direction of the Company and overseeing its executive management to support the long-term interests of the Company and its stockholders.

STRATEGIC OVERSIGHT

One of the Board's primary responsibilities is overseeing management's establishment and execution of the Company's strategy. The Board works with management to respond to the dynamically changing, competitive environment in which PayPal operates. At least quarterly, the CEO and senior executives provide detailed business and strategy updates to the Board. At least annually, the Board conducts an in-depth review of the Company's overall strategy. At these reviews, the Board engages with the senior leadership team and other business leaders regarding, among other topics, business objectives; the Company's budget, capital allocation plan, and financial and operating performance; the competitive landscape; product and technology updates; and potential acquisitions, investments and partnerships. The Board looks to the focused expertise of its committees to inform strategic oversight in their areas of focus.

RISK OVERSIGHT

PayPal operates in over 200 markets globally in a rapidly evolving regulatory environment characterized by a heightened regulatory focus on all aspects of the payments industry and is subject to the risks inherent in the payments business and the industry. A sound risk management and oversight program is critical to the successful operation of our business and the protection of our Company, employees, customers and other stakeholders. Management is responsible for assessing and managing risk and views it as a top priority. The Board is responsible for overall risk assessment and management oversight and executes its responsibility directly and through its committees.

Board of Directors
Overall responsibility for risk oversight and assessment of the Company

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Below are the key measures taken by each Committee to oversee risk.

Audit, Risk and Compliance Committee

The ARC Committee takes the following actions and reports to the full Board on a regular basis on the following matters:

- Financial and Audit Risk: The ARC Committee meets with the independent auditor, Chief Financial Officer, Chief Accounting Officer and other members of the management team quarterly, and on an as needed basis, including in executive sessions, to review the following:
  - Quality and integrity of the Company's financial statements and reports
  - Accounting and financial reporting practices
  - Audit of the Company's financial statements
  - Selection, qualifications, independence, and performance of the independent auditors
  - Effect of regulatory and accounting initiatives and application of new accounting standards

- Enterprise-Wide Risk and Compliance: The ARC Committee periodically reviews and approves the framework policy for the Enterprise Risk and Compliance Management ("ERCM") Program and other key risk management policies and takes the following actions:
  - Oversees and assesses the Company's overall risk framework and risk appetite framework, including risks associated with cybersecurity, information security, and privacy
  - Reviews policies and practices established by management to identify, assess, measure, and manage key current and emerging risks facing the Company
  - Meets with the management team quarterly, and on an as needed basis, to discuss key areas of enterprise risk and execution of risk management
  - Reviews with the Company's Chief Business Affairs and Legal Officer, Chief Risk Officer and Chief Compliance Officer, as applicable, significant legal, regulatory, or compliance matters that could have a material impact on our financial statements, business, or compliance policies

- Internal Audit: The ARC Committee meets with the Vice President, Risk and Internal Audit, quarterly, and on an as needed basis, including in executive sessions, to discuss the performance of the Company's internal audit function and independent auditor.

Compensation Committee

The Compensation Committee takes the following actions and reports to the full Board on these matters on a regular basis:

- Oversees and reviews the risks associated with our compensation policies, plans, and programs
- Oversees regulatory compliance with respect to compensation matters
- Oversees succession planning as well as the recruitment and retention of key talent, pay equity, diversity and inclusion, and other key human capital management programs and initiatives

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Corporate Governance and Nominating Committee

The Governance Committee takes the following actions and reports to the full Board on these matters on a regular basis:

- Oversees and reviews the risks associated with our overall corporate governance framework
- Oversees the Company's ESG activities generally
- Oversees the Company's political contributions and expenditures and lobbying activities

Management's risk and compliance framework is designed to enable the ARC Committee to effectively oversee the Company's risk management practices and capabilities.

Management's Risk and Compliance Framework

- The Company's risk management committees, including the Enterprise Risk Management Committee ("ERMC"), oversee the implementation and execution of the ERCM Program
- The ERMC is the highest-level risk management committee and is co-chaired by PayPal's Chief Risk Officer and the Head of Risk and Compliance Oversight who also serves as Chief Compliance Officer. The ERMC meets at least four times per calendar year; and reviews periodic reports from management regarding assessment of the effectiveness of the Company's ERCM Program, including
  - corrective actions taken by management to address significant risk and compliance matters
  - the progress of key risk or compliance initiatives
  - the implementation of risk and compliance management enhancements
- The ERCM Program sets forth the Company's programmatic approach to identifying, measuring, managing, monitoring, and reporting key risks facing our Company, including
  - financial crime compliance
  - regulatory compliance
  - technology
  - cybersecurity
  - information security
  - privacy
  - operational
  - credit
  - capital structure
  - strategic
  - reputational risk
  - business continuity

Management regularly reviews and discusses with the ARC Committee the overall effectiveness of, and ongoing enhancements to, the ERCM Program.

CYBERSECURITY, INFORMATION SECURITY, AND PRIVACY

As a global payments company, PayPal is aware of the risks associated with our systems and the data with which we are entrusted. Trust in the security and safety of payments and protection of our customers' data are key foundations to our business. Our Board recognizes the importance of effective risk oversight and risk management, including with respect to cybersecurity, information security, and privacy-related risks and devotes significant time and attention to oversight of these risks.

PayPal routinely assesses the adequacy of our cybersecurity, information security, and privacy controls and overall reliability, resiliency, and effectiveness of our technology infrastructure. We expect to continue to invest significant resources to bolster our protections against cybersecurity threats and to continue to improve our overall technology infrastructure.

BOARD AND COMMITTEE EVALUATIONS

Board and committee evaluations play a critical role in ensuring the effective functioning of our Board. The Board and its principal committees perform an annual self-evaluation to assess their performance and effectiveness and to identify opportunities to improve Board and committee performance. Each director completes a questionnaire that addresses Board and committee composition, organization, meetings and oversight responsibilities. In addition, our Chief Business Affairs and Legal Officer conducts a one-on-one interview with each Board member focused on: reviewing the Board's and its committees' performance over the prior year and identifying areas to improve Board effectiveness going forward. The Chief Business Affairs and Legal Officer reviews the questionnaires and anonymized interview responses with the full Board, and committee self-evaluation results are reviewed by each committee, in each case in executive session. The Governance Committee annually reviews the self-evaluation process to ensure that it is operating effectively.

Proxy Statement

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Our director orientation program familiarizes new directors with the Company's businesses, strategies, and policies, and assists them in developing the skills and knowledge required for their service on the Board and any committees on which they serve. All other directors are also invited to attend the orientation programs. From time to time, management provides, or invites outside experts to attend Board meetings to provide, educational briefings to the Board on business, corporate governance, regulatory and compliance, and other matters to help enhance skills and knowledge relevant to their service as a director of the Company. In addition, Board members may attend at the Company's expense accredited director education programs.

SUCCESSION PLANNING

The Board recognizes the importance of effective executive leadership to PayPal's success and annually reviews executive succession planning. As part of this process, the Board reviews and discusses the capabilities of our senior leadership, as well as succession planning and potential successors for the CEO and our other executive officers. The process includes consideration of organizational and operational needs, competitive challenges, leadership/management potential and development, and emergency situations.

CODE OF BUSINESS CONDUCT AND ETHICS

We expect our directors, officers, and employees to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend upon the good judgment, ethical standards, and personal integrity of each director, officer, and employee. PayPal's Code of Business Conduct requires that our directors, executive officers, and all other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. Directors, executive officers and other employees are expected to avoid any activity that is or has the appearance of being a conflict of interest with the Company. This includes refraining from engaging in activities that compete with or are adverse to the Company, or that interfere with the proper performance of duties or responsibilities to the Company. In addition, our Code of Business Conduct restricts the use of confidential company information, company assets, or position at the Company for personal gain.

We regularly review the Code of Business Conduct and related policies to ensure that they provide clear guidance to our directors, executive officers, and employees. The Code of Business Conduct is available at https://investor.paypal-corp.com/corporate-governance.cfm. Concerns about accounting or auditing matters or possible violations of our Code of Business Conduct should be reported under the procedures outlined in the Code of Business Conduct.

Director Independence

Under the listing standards of Nasdaq and our Corporate Governance Guidelines, the Board must consist of a majority of independent directors. Annually, each director completes a questionnaire designed to provide information to assist the Board in determining whether the director is independent under the listing standards of Nasdaq and our Corporate Governance Guidelines, and whether members of the ARC Committee and Compensation Committee satisfy additional Securities and Exchange Commission ("SEC") and Nasdaq independence requirements. The Board has adopted guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of making determinations regarding a director's independence, and the Board does not consider any of those transactions, relationships, and arrangements in determining director independence.

Based on its review, the Board has determined that each of the following directors is independent under the listing standards of Nasdaq and our Corporate Governance Guidelines and is free of any relationship that would interfere with his or her individual exercise of independent judgment: Mr. Adkins, Mr. Casares, Mr. Christodoro, Mr. Donahoe, Mr. Dorman, Ms. Johnson, Ms. McGovern, Ms. Messemer, Mr. Moffett, Ms. Sarnoff, and Mr. Yeary. Because Mr. Schulman is employed by PayPal, he does not qualify as independent.

The Board limits membership on its ARC Committee, Compensation Committee, and Governance Committee to independent directors. Our Corporate Governance Guidelines prohibit directors from serving on the board of directors, or as an officer, of another company that may cause a significant conflict of interest. Our Corporate Governance Guidelines also provide that any director who has previously been determined to be independent must inform the Chairman of the Board and our Corporate Secretary of any significant change in personal circumstances, including a change in principal occupation, change in professional roles and responsibilities or status as a member of the board of another public company, including retirement, as well as any change in circumstance that may cause his or her status as an independent director to change. The Governance Committee is advised of any such changes and makes a recommendation to the Board on the continued appropriateness of Board or committee membership of such director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee is or has been an employee of PayPal. None of our executive officers served on the board of directors or compensation committee of another entity which has an executive officer serving on the Board or the Compensation Committee.

Board Leadership

In accordance with our Bylaws, our Board elects our Chairman of the Board and our CEO. Our Corporate Governance Guidelines provide that the Chairman and CEO roles should be held by separate individuals as an aid in the Board's oversight of management and to allow the CEO to focus primarily on management responsibilities. Our current Board leadership structure provides effective and independent oversight of management and the Company.

Independent Chair



John J. Donahoe
Independent Chair

- Mr. Donahoe has served as Chairman of the Board since PayPal became an independent public company in July 2015

- Mr. Donahoe was initially selected to serve as Chairman due to his unique insight on the Company from his prior role as President and CEO of eBay

- Based on its annual assessments, the Board concluded that Mr. Donahoe is an independent director under Nasdaq listing standards and our Corporate Governance Guidelines

ROBUST INDEPENDENT CHAIRMAN RESPONSIBILITIES

- Calls meetings of the Board and independent directors
- Sets the agenda for Board meetings in consultation with other directors, the CEO, and the corporate secretary
- Provides management with input as to the quality, quantity and timeliness of the flow of information that is necessary for the independent directors to effectively and responsibly perform their duties
- Chairs executive sessions of the independent directors
- Acts as a liaison between the independent directors and the CEO on sensitive issues
- Leads the full Board in the annual CEO performance evaluation
- Leads the Board in its review of the results of the annual self-evaluation process, including acting on director feedback as needed
- Conducts interviews with directors in connection with the director nomination process set forth in the Corporate Governance Guidelines section entitled "Nomination of Directors"

Proxy Statement

Board Committees

The Board has three principal standing committees: the Audit, Risk and Compliance ("ARC") Committee, the Compensation Committee, and the Governance and Nominating Committee ("Governance Committee"). Each committee has a written charter which addresses, among other matters, the committee's purposes and policy, composition and organization, duties and responsibilities and meetings and is available in the governance section of our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm. The table below provides the current membership for each principal Board committee.

	ARC Committee	Compensation Committee	Governance Committee
Rodney C. Adkins	Member	—	Member
Wences Casares	—	Member	—
Jonathan Christodoro	—	Member	Member
John J. Donahoe	—	—	—
David W. Dorman	—	Chair	Member
Belinda J. Johnson	Member	—	—
Gail J. McGovern	—	Member	Chair
Deborah M. Messemer	Member*	—	—
David M. Moffett	Chair*	—	—
Ann M. Sarnoff	Member	—	—
Daniel H. Schulman	—	—	—
Frank D. Yeary	Member	—	—

* Audit Committee Financial Expert

OUTSIDE ADVISORS

The Board may retain outside legal, accounting, or other advisors as it deems necessary or appropriate at the Company's expense and without obtaining management's consent. Each principal committee of the Board may also retain outside legal or other advisors as it deems necessary or appropriate, at the Company's expense and without obtaining the Board's or management's consent.

Below is a description of each principal committee of the Board.

Audit, Risk and Compliance ("ARC") Committee

Chair: David M. Moffett



Other Members:
Rodney C. Adkins
Belinda J. Johnson
Deborah M. Messemer
Ann M. Sarnoff
Frank D. Yeary

Committee Meetings in 2019: 10

Primary Responsibilities

Provide assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of PayPal's financial statements;
- The independent auditors, including their qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing the Audit Committee Report for inclusion in our proxy statement;
- PayPal's overall risk framework and risk appetite framework, including risks associated with cybersecurity, information security and privacy; and
- PayPal's compliance with legal and regulatory obligations.

Independence

The Board has determined that each member of the ARC Committee meets the independence requirements of Nasdaq and the SEC and otherwise satisfies the requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Board has also determined that each member of the ARC Committee is financially literate, and that Mr. Moffett and Ms. Messemer are each an "audit committee financial expert" as defined by SEC rules.

Compensation Committee

Chair: David W. Dorman



Other Members:
Wences Casares
Jonathan Christodoro
Gail J. McGovern

Committee Meetings in 2019: 6

Primary Responsibilities

- Review and approve the overall strategy for employee compensation and all compensation programs applicable to non-employee directors and executive officers;
- Annually review and approve corporate goals and objectives relevant to the compensation of the CEO and evaluate the CEO's performance;
- Review, determine and approve the compensation for the CEO and our other executive officers;
- Review and discuss the Compensation Discussion and Analysis contained in our proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement and our Annual Report on Form 10-K;
- Review diversity and inclusion and pay equity efforts as part of human capital management and corporate culture oversight responsibilities;
- Review and consider the results of any advisory stockholder votes on named executive officer compensation; and
- Oversee and monitor compliance with the Company's stock ownership guidelines applicable to non-employee directors and executive officers.
- The charter of the Compensation Committee permits the Compensation Committee, in its discretion, to delegate all or a portion of its duties and responsibilities to a subcommittee or any member of the Compensation Committee or, subject to applicable law, listing standards and the terms of the charter, any officer(s) of the Company.

Independence

The Board has determined that each member of the Compensation Committee meets the independence requirements of Nasdaq and the SEC.

Additionally, the Compensation Committee assesses on an annual basis the independence of its compensation consultant and other compensation advisers. Additional disclosure regarding the role of the Compensation Committee in compensation matters, including the role of consultants in compensation decisions, can be found below under the section "Compensation Discussion and Analysis — Other Compensation Practices and Policies — Roles and Responsibilities — Compensation Consultant."


Governance Committee

Chair: Gail J. McGovern



Other Members:
Rodney C. Adkins
Jonathan Christodoro
David W. Dorman

Committee Meetings in 2019: 4

Primary Responsibilities

- Make recommendations to the Board as to the appropriate size of the Board or any Board committee;
- Identify individuals believed to be qualified to become Board members;
- Make recommendations to the Board on potential Board and Board committee members, whether as a result of any vacancy (including a vacancy created by an increase in the size of the Board) or as part of the annual election cycle, taking into consideration the criteria set forth in the "Composition of the Board" section of the Corporate Governance Guidelines;
- Review our Corporate Governance Guidelines at least annually;
- Establish procedures to exercise oversight of the evaluation of the Board and management;
- Lead an annual evaluation of the Board and senior management;
- General oversight of the Company's ESG activities; and
- Review and discuss with management, at least annually, PayPal's political contributions and expenditures, and lobbying activities.

Independence

The Board has determined that each member of the Governance Committee meets the independence requirements of Nasdaq.


Board and Committee Meetings and Attendance

Our Board typically holds eight regularly scheduled meetings in addition to special meetings scheduled as appropriate. At each regularly scheduled quarterly, in-person Board meeting, a member of each principal Board committee reports on any significant matters addressed by the committee since the last quarterly, in-person Board meeting. In addition, the independent directors have the opportunity to meet without our management or the other directors as part of each regularly scheduled Board meeting. The Board expects that its members will rigorously prepare for, attend and participate in, all Board and applicable Board committee meetings.

Our Board met seven times during 2019. Each director nominee who served in 2019 attended at least 75% of all of our Board meetings and committee meetings for committees on which he or she served in 2019.

All directors are encouraged to attend the Annual Meeting. Last year, 11 of the 12 directors serving on our Board at the time of our 2019 Annual Meeting of Stockholders attended that meeting.

Related Person Transactions

RELATED-PERSON TRANSACTION POLICY

Our Board has adopted a written related-person transaction policy governing the review and approval of related person transactions. The policy, which is administered by the ARC Committee, applies to any transaction or series of transactions in which (1) the Company or its consolidated subsidiary is a participant, (2) the amount involved is or is reasonably expected to be more than $120,000, and (3) a related person under the policy has a direct or indirect material interest. The policy defines a "related person" to include directors, director nominees, executive officers, beneficial owners of more than 5% of PayPal's outstanding common stock or an immediate family member of any of these persons.

Under the policy, transactions requiring review are referred to the ARC Committee for pre-approval, ratification or other action. Management will provide the ARC Committee with a description of any related-person transaction proposed to be approved or ratified. This description will include the terms of the transaction, the business purpose of the transaction, and the benefits to PayPal and to the relevant related person. In determining whether to approve or ratify a related-person transaction, the ARC Committee will consider the following factors:

- whether the terms of the transaction are fair to the Company, and at least as favorable to the Company as would apply if the transaction did not involve a related person;
- whether there are demonstrable business reasons for the Company to enter into the transaction;
- whether the transaction would impair the independence of an outside director under the Company's director independence standards; and

- whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the committee deems relevant.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of one or more investment funds that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO and Chief Business Affairs and Legal Officer of the proposed transaction, and the Company's CEO and Chief Business Affairs and Legal Officer then assess the nature and degree to which the investee company is competitive with one of the Company's businesses, as well as the potential overlaps between the Company and the investee company. If the Company's CEO and Chief Business Affairs and Legal Officer determines that the competitive situation and potential overlaps between PayPal and the investee company are acceptable, approval of the transaction by the Company would be conditioned upon the director agreeing to certain limitations (including refraining from joining the board of directors of, serving as an advisor to, or being directly involved in the business of the investee company or conveying any confidential or proprietary information regarding the investee company to the Company or regarding the Company's line of business with which the investee competes to the investee company, abstaining from being the primary decision-maker for the investment fund with respect to the investee company, recusing himself/herself from portions of investee company meetings that cover confidential competitive information reasonably pertinent to the Company's lines of business with which the investee company competes and agreeing to any additional limitations deemed to be reasonably necessary or appropriate by the Company's CEO or Chief Business Affairs and Legal Officer as circumstances change). All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed above.

TRANSACTIONS WITH RELATED PERSONS

Two immediate family members of Gary Marino, our former Executive Vice President, Chief Commercial Officer, were employed by the Company during 2019. Mr. Marino's son, Steve Marino, is a senior project manager in credit technology and received total compensation of approximately $392,056 in 2019. Mr. Marino's daughter-in-law (and Steve Marino's spouse), Kerri Marino, is a marketing manager and received total compensation of approximately $146,799 in 2019. Both Steve Marino and Kerri Marino received standard benefits applicable to similarly situated employees. These related person transactions were approved by the ARC Committee.

The charter of the ARC Committee requires it to review and approve all related person transactions that are required to be disclosed under Item 404(a) of Regulation S-K. There were no transactions required to be reported in this proxy statement since the beginning of fiscal 2019 where our written related-person transaction policy did not require review, approval or ratification or where this policy was not followed.

ESG Oversight and Highlights

PayPal recognizes its responsibility as a global citizen to operate in a responsible and sustainable manner aligned with our mission to build a more financially inclusive and interconnected world. The Company remains focused on managing material environmental, social, and governance (ESG) factors that support its values-led culture based on Collaboration, Inclusion, Innovation, and Wellness. The management of key non-financial risks and opportunities such as global talent recruitment, retention, and development, as well as workforce inclusion, social innovation, environmental sustainability, and responsible business practices are essential components of the Company's long-term performance and strategy.

ESG Governance Structure

The oversight, executive management, and program implementation of the Company's ESG efforts are structured to ensure these topics are integrated into the foundation of its strong governance framework. The Company established quarterly briefings for Board Committees and Senior Leadership on ESG topics and recently began at least annual discussions with a subcommittee of the Company's ERMC to discuss current and emerging ESG-related risk topics.


PayPal Holdings, Inc. Board of Directors
Corporate Governance & Nominating Committee
Oversight
EVP, Chief Business Affairs & Legal Officer*
Management
ESG Steering Committee
ESG Working Group
Environmental Working Group
Program Implementation

* In collaboration with members of PayPal's senior leadership team including the Chief Financial Officer, Chief Risk Officer, and Chief Technology Officer.

Priority ESG Programs & Progress

In the Company's annual ESG report, the *Global Impact Report*, PayPal highlights its programs and progress on key ESG topics:

- **Social Innovation** – including reporting on annual social impact metrics, product and service enhancements, research and thought leadership, and partnerships to improve financial health, power charitable giving and strengthen local communities
- **Employees and Culture** – including executing an effective human capital management strategy to support the recruitment, retention and development of our workforce, and diversity and inclusion metrics and initiatives that demonstrate our commitment to equality and inclusion
- **Environmental Sustainability** – including responsibly managing our resources, addressing climate change, and improving our water and waste management practices
- **Responsible Business Practices** – including establishing policies and practices to safeguard trust, ensuring ethical and compliant business operations, and securing and protecting customer information



Social Innovation	Employees & Culture	Environmental Sustainability	Responsible Business Practices
• Reached $10B+ in funding to 225K+ small & medium businesses since inception • Expanded Xoom services to 130+ markets, aligned with UN SDG Goal 10 to reduce inequalities	• Instituted diverse hiring policy for every open position Director-level and above • Established supplier diversity program to identify/increase use of diverse businesses	• Made progress towards setting a science-based company-wide ESG emissions goal • Revised our Environmental Sustainability Policy in accordance with ISO 14001 and other relevant standards	• Partnered with Polaris to create Financial Intelligence Unit to combat human trafficking • Established a robust third-party code of conduct that includes requirements for sustainability, human rights, business ethics, etc.

Funds Raised by Charities

2017	$8.5B
2018	$9.6B
2019	$10.3B

0 2 4 6 8 10 12

100% global gender pay equity

100% U.S. ethnic pay equity

2019 Progress: ~65% of owned/leased data centers were matched with renewable energy

Goal: 100% renewable energy use in data centers by 2023

All employees complete annual compliance and ethics training

Global Talent Strategy

The Company recognizes the fundamental importance of ensuring we attract, recruit, retain, and develop top global talent in order to create innovative products and services for our customers. Our ability to deliver on our mission to democratize financial services starts by building a global team of diverse employees that reflect the communities where we work and live, and the diversity of the customers we serve. PayPal's human capital management strategy focuses on the whole employee lifecycle, follows a pay-for-performance compensation program and provides employees with comprehensive benefits and opportunities for advancement. The Company established regular reporting mechanisms and employee engagement surveys for formal performance reviews and informal peer feedback to recognize key talent and build a culture of continuous improvement. PayPal's concerted efforts to create an enduring culture of total wellness is foundational to executing on an effective business strategy.

Consideration of Industry Trends & Stakeholder Feedback

The Company continuously assesses industry trends, research and standards such as the Sustainable Accounting Standards Board (SASB), UN Sustainable Development Goals (SDGs), Taskforce for Climate Related Financial Disclosures (TCFD) and other frameworks in the development and execution of its ESG strategy. For example, the Company provided an initial high-level mapping to the 17 SDGs and continues to refine its approach to integrating these international standards into its strategies and disclosures.

PayPal also receives regular feedback from investors, employees, regulators, customers, and other stakeholders for consideration as the Company continues to develop its ESG reporting and strategy efforts. In 2019, the Company conducted an industry-leading governance perception survey to better understand how global investors consider ESG information in their decision-making and engagement strategies, current perspectives of PayPal's ESG performance, and recommendations for future activities. The Company engaged with 24 investors with approximately $4.2 trillion in assets under management from North America, Europe, and Asia. These results will play a critical role as PayPal conducts its inaugural ESG materiality/prioritization assessment and enhances its disclosures and initiatives.

As we continue to evolve our ESG efforts, we're committed to sharing progress through subsequent reports and updates. For further information and to access the *Global Impact Report*, visit: https://www.paypal.com/us/webapps/mpp/globalimpact.

Information About Our Executive Officers

Our executive officers are elected annually by the Board and serve at the discretion of the Board. Set forth below is information regarding our executive officers as of the Record Date.

Name	Age	Position	Biography
Daniel H. Schulman	62	President and Chief Executive Officer	Mr. Schulman's biography is set forth on page 22 under the heading "Proposal 1 — Election of Directors — Director Nominees."
Peggy Alford	48	Executive Vice President, Global Sales	Ms. Alford has served as Executive Vice President of Global Sales since March 2020. From March 2019 to March 2020, she served as Senior Vice President, Core Markets. From September 2017 to February 2019, Ms. Alford served as Chief Financial Officer and Head of Operations for the Chan Zuckerberg Initiative, a philanthropic organization. Ms. Alford previously held a variety of senior positions at PayPal from May 2011 to August 2017, including Vice President, Chief Financial Officer of Americas, Global Customer and Global Credit, and Senior Vice President of Human Resources, People Operations and Global Head of Cross Border Trade. From 2007 to 2011, Ms. Alford served as President and General Manager of Rent.com, an eBay Inc. company, and also served as its Chief Financial Officer from October 2005 to March 2009. From 2002 to 2005, Ms. Alford served as Marketplace Controller and Director of Accounting Policy at eBay. Ms. Alford serves on the Board of Directors of the Macerich Company since June 2018 and Facebook, Inc. since May 2019.
Jonathan Auerbach	57	Executive Vice President, Chief Strategy, Growth and Data Officer	Mr. Auerbach has served PayPal as Executive Vice President, Chief Strategy, Growth and Data Officer since January 2018. From September 2016 to January 2018, he served as Executive Vice President, Chief Strategy and Growth Officer. From July 2015 to September 2016, he served as Senior Vice President, Chief Strategy and Growth Officer. Mr. Auerbach was the CEO of Group Digital Life at Singapore Telecommunication Limited (Singtel), a telecommunications company, from September 2014 to May 2015, where he led the company's global portfolio of digital businesses as well as its venture fund. From 1987 through 2014, Mr. Auerbach was a management consultant and held a variety of executive roles with McKinsey & Company, a global management consulting firm.
Mark Britto	55	Executive Vice President, Chief Product Officer	Mr. Britto has served PayPal as Executive Vice President, Chief Product Officer since March 2020. From February 2019 to March 2020, he served as Executive Vice President of Global Sales and Credit. From July 2017 until his appointment to his current position, Mr. Britto served as PayPal's Senior Vice President of Global Credit and Markets. From January 2009 until joining PayPal in 2017, he was co-founder and CEO of Boku, Inc., the world's largest independent carrier billing company. Prior to Boku, Mr. Britto served as CEO of Ingenio, a service marketplace and performance advertising company, which he led to a 2007 acquisition by AT&T. Mr. Britto served for four years as Senior Vice President of Worldwide Services and Sales at Amazon following the acquisition in 1999 of his first company, Accept.com, which served as the primary backbone of Amazon's global payments platform. Mark began his career in senior credit and risk management roles at leading national banks First USA and Bank of America. Mr. Britto currently serves as non-executive Chairman of Boku, Inc.

Name	Age	Position	Biography
Aaron Karczmer	48	Chief Risk Officer and Executive Vice President, Risk and Platforms	Mr. Karczmer has served PayPal as Chief Risk Officer and Executive Vice President, Risk and Platforms since March 2020. From April 2017 to March 2020, he served as Chief Risk Officer and Executive Vice President, Risk, Regulatory and Protection Services. From September 2016 to March 2017, he served as Senior Vice President, Chief Compliance and Ethics Officer. From May 2016 to September 2016, he served as Senior Vice President, Chief Compliance Officer.
			From 2013 to April 2016, he served as Senior Vice President, Deputy Chief Compliance Officer and Head of Global Financial Crime Compliance of American Express, a financial services company. From May 2011 to January 2013, he served as Vice President, Principal Compliance Leader, Enterprise Growth and Enterprise Compliance Risk Management of American Express. From September 2007 to May 2011, he served as Vice President, Financial Intelligence Unit — AML Enterprise Surveillance, Investigations & Technology of American Express.
Louise Pentland	47	Executive Vice President, Chief Business Affairs and Legal Officer	Ms. Pentland has served PayPal as Executive Vice President, Chief Business Affairs and Legal Officer since September 2016. From September 2015 to September 2016, she served as Senior Vice President, Chief Legal Officer and Secretary. From July 2015 to September 2015, she served as Senior Vice President, General Counsel and Secretary.
			Ms. Pentland was previously the Executive Vice President and Chief Legal Officer at Nokia Corporation, a multinational communications and information technology company, from July 2008 to July 2014. Ms. Pentland also serves on the Board of Directors of Hitachi Ltd.
John D. Rainey	49	Chief Financial Officer, Executive Vice President, Global Customer Operations	Mr. Rainey has served PayPal as its Chief Financial Officer and Executive Vice President, Global Customer Operations since January 2018. From September 2016 to January 2018, he served as Executive Vice President, Chief Financial Officer. From August 2015 to September 2016, he served as Senior Vice President, Chief Financial Officer.
			From April 2012 to July 2015, he served as Executive Vice President and Chief Financial Officer at United Continental Holdings, Inc., an airline holding company. Mr. Rainey also served as Chief Financial Officer and Executive Vice President of United Airlines, an airline company, from April 2012 to August 2015. From October 2010 to April 2012, Mr. Rainey was Senior Vice President of Financial Planning and Analysis at United Continental Holdings, Inc. Mr. Rainey serves on the board of directors of Nasdaq, Inc.

Proxy Statement

Stock Ownership Information

The following tables set forth certain information known to us with respect to (1) each stockholder known to us to be the beneficial owner of 5% or more of our common stock as of December 31, 2019, and (2) the beneficial ownership of our common stock by each director and director nominee, by each executive officer named in the 2019 Summary Compensation Table, and by all executive officers and directors (including nominees) as a group as of the Record Date. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to these tables, the entities and persons named in the tables have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Five Percent Owners of Common Stock

Name and Mailing Address	Shares Beneficially Owned	
	Number	Percent
The Vanguard Group[1] 100 Vanguard Blvd., Malvern, PA 19355	93,255,613	7.94%
BlackRock, Inc.[2] 55 East 52nd Street, New York, NY 10055	74,091,392	6.30%
FMR LLC[3] 245 Summer Street, Boston, MA 02210	60,521,481	5.15%

[1] Based solely on information on Schedule 13G/A (Amendment No. 4) filed with the SEC on February 12, 2020. The Vanguard Group and certain related entities have sole voting power of 1,798,970 shares of the Company's common stock, shared voting power of 299,761 shares of the Company's common stock, sole dispositive power of 91,258,276 shares of the Company's common stock, and shared dispositive power of 1,997,337 shares of the Company's common stock.

[2] Based solely on information on Schedule 13G/A (Amendment No. 2) filed with the SEC on February 5, 2020. BlackRock, Inc. has sole voting power of 63,211,723 shares of the Company's common stock, and sole dispositive power of 74,091,392 shares of the Company's common stock.

[3] Based solely on information on Schedule 13G/A (Amendment No. 2) filed with the SEC on February 7, 2020. FMR LLC has sole voting power of 11,682,078 shares of the Company's common stock and sole dispositive power of 60,521,481 shares of the Company's common stock.

Security Ownership of Executive Officers and Directors

Name[1]	Shares Beneficially Owned[2]	
	Number	Percent
Daniel H. Schulman	596,803	*
John D. Rainey	107,845	*
Jonathan Auerbach[3]	223,000	*
Aaron Karczmer	33,469	*
Louise Pentland	52,907	*
Rodney C. Adkins	15,987	*
Wences Casares	22,213	*
Jonathan Christodoro	21,765	*
John J. Donahoe	53,768	*
David W. Dorman	41,506	*
Belinda J. Johnson	15,343	*
Gail J. McGovern	17,285	*
Deborah M. Messemer	3,503	*
David M. Moffett	74,642	*
Ann M. Sarnoff	14,553	*
Frank D. Yeary	25,305	*
All directors and executive officers as a group (18 persons)[4]	1,431,625	*

* Less than one percent

[1] c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

[2] Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 27, 2020, and restricted stock units ("RSUs") that are scheduled to vest within 60 days of March 27, 2020 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options or RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 1,172,891,077 shares of common stock outstanding as of March 27, 2020.

[3] Mr. Auerbach is our Executive Vice President, Chief Strategy, Growth and Data Officer. Includes 81,498 shares Mr. Auerbach has the right to acquire pursuant to outstanding options exercisable within 60 days of March 27, 2020.

[4] Includes 81,498 shares subject to options exercisable within 60 days of March 27, 2020, and 21,968 RSUs scheduled to vest within 60 days of March 27, 2020.

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

In accordance with the requirements of Section 14A of the Exchange Act, we are asking our stockholders to vote on an advisory basis to approve the compensation paid to our NEOs ("say-on-pay"), as described in the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

As discussed in the Compensation Discussion and Analysis, the Compensation Committee is committed to an executive compensation program that creates transparent and simple programs that appropriately incentivize our executives, align with stockholder interests and external expectations, and enable us to effectively compete for and win top talent and to build the strongest possible leadership team for PayPal. The Compensation Committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals. In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

The Board recommends that stockholders vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2020 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2019 Summary Compensation Table, and the other related tables and disclosures."

This "say-on-pay" vote is advisory, and therefore not binding on the Company, the Board, or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. We hold our advisory "say-on-pay" vote every year and expect that the next "say-on-pay" vote will occur at PayPal's 2021 annual meeting of stockholders.

The Board recommends a vote **FOR** Proposal 2.



Letter from the Compensation Committee

Dear PayPal Stockholders:

In 2019, we took tangible, important steps toward fulfilling our mission to provide consumers around the world with access to affordable financial services and improve global financial health. Over the course of the year, we meaningfully enhanced and expanded the PayPal platform, strengthened our value proposition for consumers and merchants, increased our international scope and scale and announced transformative strategic acquisitions, investments and commercial agreements. As a result, PayPal achieved record active user growth and ended the year with record results across numerous key customer and financial metrics.

The Compensation Committee strives to maintain an executive compensation program that aligns with the key drivers of profitable and sustainable short-term and long-term growth and value creation for our stockholders, as well as our mission, vision, and values – an approach that we believe will reward our stockholders for their decision to invest in PayPal.

We believe that the executive compensation program should evolve to reflect changes in our corporate strategy and competitive environment. Accordingly, we actively evaluate PayPal's pay structures each year and we continue to make changes over time aligned with the Company's strategic objectives. Our current compensation program reflects this careful assessment.

Given our strong focus on maintaining a compensation program that tightly aligns with stockholders' interests, we took into consideration the input gathered through direct conversations with our investors and employees, and the results of our annual say-on-pay vote. Through extensive discussions with our stockholders both leading up to and following our 2019 Annual Meeting, it became clear that stockholders who voted against our 2019 say-on-pay proposal were concerned primarily about the possibility of the continued use of one-time awards to the CEO. While stockholders were generally supportive of the rationale for the performance-based restricted stock unit award granted to the CEO in April 2018 (the "CEO PSU Award") and appreciated the stockholder-aligned safeguards established by the Compensation Committee for that specific award (as discussed in our proxy statement last year), they indicated that they wanted reassurance that the CEO PSU Award to Mr. Schulman would truly be one-time in nature.

When discussing the terms and structure of the CEO PSU Award at the time it was approved, the Compensation Committee's clear expectation was that the grant would be a one-time occurrence, and that no other such supplemental grant would be made to Mr. Schulman going forward. We have formally affirmed that commitment in this proxy statement. **The Compensation Committee has committed not to grant any special awards to Mr. Schulman outside of the regular compensation program for the remainder of his employment with the Company.**

In addition to this commitment, we have continued to enhance our disclosure throughout the Compensation Discussion & Analysis, with additional information provided regarding our incentive plan metrics and results, consistent with feedback gathered through our ongoing dialogue with our stockholders.

PayPal is at the forefront of the digital payments revolution, and our growth strategy is designed to keep us in a position of leadership. The Compensation Committee remains focused on ensuring strong alignment between our strategic goals and our executive compensation program to drive long-term stockholder value creation.

The Compensation Committee of the Board of Directors

David W. Dorman (Chair)
Wences Casares
Jonathan Christodoro
Gail J. McGovern

Proxy Statement

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the material compensation elements for each of PayPal's named executive officers ("NEOs") and provides an overview of our executive compensation policies and practices applicable to our NEOs.

2019 NEOs	
Daniel H. Schulman	President and Chief Executive Officer (our "CEO")
John D. Rainey	Chief Financial Officer and Executive Vice President, Global Customer Operations
Jonathan Auerbach	Executive Vice President, Chief Strategy, Growth and Data Officer
Aaron Karczmer	Chief Risk Officer and Executive Vice President, Risk and Platforms
Louise Pentland	Executive Vice President, Chief Business Affairs and Legal Officer
William J. Ready[1]	Former Executive Vice President, Chief Operating Officer

1   Pursuant to a planned transition announced in June 2019, Mr. Ready stepped down from his role as Executive Vice President, Chief Operating Officer of the Company, effective as of July 15, 2019, and his employment with the Company terminated as of December 31, 2019.

Executive Summary

2019 Performance Highlights

In 2019, we delivered another year of strong performance. We meaningfully improved and expanded the PayPal platform, strengthened our value proposition for consumers and merchants, expanded our international scope and scale, and announced transformative, strategic acquisitions, investments, and commercial agreements. We added more than 37 million net new active accounts, and ended the year with 305 million active accounts. Engagement grew to an average of 40.6 transactions per active account as we extended our platform capabilities around the world, launched innovative strategic relationships with some of the world's largest marketplaces and platforms, and deepened our partnerships with financial institutions while continuing to invest in our business.

Through our acquisition of a 70% equity interest in Guofubao Information Technology Co., Ltd. (GoPay) (the "GoPay Acquisition"), PayPal became the first foreign payments platform to be licensed to provide online payments services in China. We believe that our acquisition of Honey Science Corporation ("Honey") (the "Honey Acquisition") enables PayPal's entry into the earliest stages of customers' commerce experience, enhances our value proposition for both consumers and merchants, and allows us to significantly deepen our engagement and play a more meaningful role in the daily lives of our customers.

The following summarizes our key financial and operational performance results for 2019. We use certain of these key metrics as the performance measures in our incentive compensation programs and believe these measures help to align the interests of our executives with those of our stockholders.

Proxy Statement

Compensation Discussion and Analysis

Performance Highlights



$ In Billions — Revenue

2016	2017	2018	2019
$10.8	$13.1	$15.5	$17.8



% — Non-GAAP Operating Margin[1]

2016	2017	2018	2019
20%	21%	22%	23%



$ In Billions — Free Cash Flow[1]

2016	2017	2018	2019
$2.5	$1.9[2]	$4.7[2]	$3.9



Creating Value for our Stockholders:
Revenue grew **15%** on an FX-Neutral Basis



Expanding Our Base:
Active Accounts of **305 Million**   **Up 14%** from 2018



Driving Customer Engagement:
12.4 Billion Payment Transactions   **Up 25%** from 2018



Gaining Share:
Total Payment Volume of **$712 Billion**   **Up 23%** from 2018

---

[1] Non-GAAP operating margin and free cash flow are two of the performance metrics used in our incentive compensation program. Non-GAAP operating margin and free cash flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A – Reconciliation of non-GAAP Financial Measures" in this proxy statement.

[2] Free Cash Flow for 2017 and 2018 reflects the impact of held for sale accounting treatment in connection with the sale of the Company's U.S. consumer credit receivables portfolio, which reduced free cash flow for 2017 by approximately $1.3 billion and increased free cash flow for 2018 by approximately $1.4 billion. Normalizing for this impact, free cash flow for 2017 and 2018 would have been approximately $3.2 billion and $3.3 billion, respectively.

Highlights:

- Our three-year total stockholder return* was 174.1%, and our one-year total stockholder return** was 28.6%.
- Our engagement grew 10% year over year to an average of 40.6 transactions per active account.
- Venmo delivered over $102 billion in total payment volume in 2019, and ended the year with over 52 million active accounts.
- We accessed the debt capital markets for the first time and raised $5 billion in debt financing.
- We continued to partner with many of the largest and most influential companies in finance, retail and technology.

  * Measured from December 30, 2016 to December 31, 2019
  ** Measured from December 31, 2018 to December 31, 2019

Executive Compensation Program Design

Our key guiding principle for executive compensation is to closely align the compensation of our executives with the creation of long-term value for our stockholders. We do so by tying a significant portion of our executives' target total direct compensation opportunity to the Company's performance.

In designing our executive compensation program, the Compensation Committee prioritizes the following compensation philosophy and goals:

- **Simplicity, Transparency, and Clarity** – enable executives to see the direct link between Company and individual performance and pay, and enable stockholders to see the direct link between returns on their investment and pay outcomes for the executive team;
- **One Team** – maintain unified goals and objectives of the annual short- and long-term incentive programs for the entire executive leadership team to drive operational decisions and Company performance;
- **Winning the War for Talent** – recognize the unique FinTech space in which we compete and prioritize nimble and aggressive compensation strategies to attract and retain key talent; and
- **Individual Performance** – ensure compensation is commensurate with results, both on the upside and downside, and that leaders are held accountable for their performance, including with respect to risk and compliance within for their respective organizations.

Compensation Aligned with Performance Results

The following chart demonstrates the alignment between our Revenue, Indexed TSR (as defined below) and CEO Pay (as reported in the "Summary Compensation Table") for calendar years 2016-2019. Revenue is a key measure of our financial performance. Indexed TSR is defined as the total stockholder return on our common stock during the period from December 31, 2015 through December 31, 2019, assuming $100 was invested on December 31, 2015.



Stockholder Engagement and Board Responsiveness

Since 2015 when we became an independent publicly-held company, our stockholder outreach program has concentrated on fostering strong stockholder relationships that lead to mutual understanding of issues and ultimately give us insight into stockholder perspectives. In connection with this program, in the fall/winter of 2018 we reached out to stockholders representing approximately 60% of our outstanding shares, and held discussions with stockholders representing approximately 35% of our outstanding shares.

Stockholder Engagement



In spring 2019, we conducted a supplemental outreach effort leading up to our 2019 Annual Meeting with stockholders representing approximately 58% of our outstanding shares, and had discussions with stockholders representing approximately 44% of our outstanding shares. These discussions focused primarily on the Board's recent executive compensation decisions, corporate governance, and key ESG matters relevant to our 2019 Annual Meeting. Members of our Compensation Committee (including the chair) participated in many of these discussions, along with members of senior management.

At our 2019 Annual Meeting, approximately 53% of the shares voted were cast in favor of the compensation of our named executive officers (the "say-on-pay" vote). In response to our 2019 say-on-pay vote, at the request of the Board and the Compensation Committee, we expanded our annual stockholder outreach program in the fall of 2019. Including our stockholder outreach efforts in the spring of 2019, we reached out to stockholders representing approximately 59% of our outstanding shares, and engaged in discussions with stockholders representing approximately 45% our outstanding shares. Our Compensation Committee Chair, Dave Dorman, and Committee member Jonathan Christodoro participated in calls with stockholders representing 30% of our common stock. In addition to discussions regarding matters such as our strategy and ESG, we sought specific feedback on our executive compensation practices, including the key factors influencing our stockholders' say-on-pay voting decisions in 2019.

Feedback from these discussions with our stockholders was presented to, and discussed in detail with, the Board and the Compensation Committee on multiple occasions. Through this extensive engagement process, we received a variety of valuable perspectives, which directly informed the changes and disclosure enhancements summarized below.

Feedback We Heard	How We Responded	Learn More
Although many stockholders indicated they understood our rationale, several expressed concerns regarding the performance-based restricted stock unit award granted to our CEO in April 2018 (the "CEO PSU Award"), and noted the lack of a commitment not to grant special awards outside of the regular compensation program to Mr. Schulman in the future.	Based on stockholder feedback, we believe that the one-time CEO PSU Award was the primary factor that led to the decreased level of support for our 2019 say-on-pay proposal. After considering the results of our 2019 say-on-pay vote and stockholder feedback, the Compensation Committee has committed to not grant any further special awards to Mr. Schulman outside of the regular compensation program for the remainder of his employment with the Company. Mr. Schulman did not receive any special awards outside of the regular compensation program in 2019.	Page 45

Feedback We Heard	How We Responded	Learn More
A handful of stockholders suggested that additional discussion about individual performance goals in the short-term incentive program and disclosure of targets related to the ongoing long-term incentive program may be beneficial for stockholders.	We have enhanced our disclosure regarding our process related to evaluating the individual performance of our NEOs, including summarizing the financial and other significant achievements that affected our NEOs' individual performance scores of our short-term incentive plan payouts for calendar year 2019. We have also provided a more detailed account of the rigor of the targets set related to the ongoing long-term incentive program.	Page 57
Generally supported our short-term incentive and long-term incentive program metrics. A handful of stockholders suggested that we consider adding return metrics or measuring performance on a GAAP basis.	The Compensation Committee considered and discussed at length the appropriate metrics for our short-term incentive and long-term incentive programs. The Compensation Committee ultimately concluded that in light of our current growth strategy, our existing short-term and long-term program metrics remain appropriate for the Company's business at this time and reflect the most efficient alignment of the Company's strategic goals of encouraging profitable operations, efficient use of capital and overall growth. The Compensation Committee believes that our use of non-GAAP financial metrics provides better line-of-sight between performance and executive pay, which in turn promotes more effective execution of our strategic goals. The Compensation Committee will continue to evaluate the appropriateness of our incentive program metrics each year, taking into consideration the Company's overall strategy and ongoing feedback from stockholders.	Page 56

Proxy Statement

We value the views and perspectives of our stockholders related to our executive compensation program and will continue to consider the outcome of future say-on-pay votes, as well as feedback received from our stockholders throughout the year, when making compensation decisions for our executive officers. For more information on our stockholder engagement program, please see "Corporate Governance – Stockholder Engagement" beginning on page 28 of this proxy statement.

2019 NEO Compensation Program Elements

The following is an overview of the compensation program elements for our NEOs:

	Form of Payment	Performance Period	Performance Criteria	Objectives
Salary	Cash	Ongoing	• Alignment of salary with performance is evaluated on an annual basis	• Compensates for expected day-to-day performance • Rewards individuals' current contributions • Reflects scope of roles and responsibilities • Attracts highly capable leaders in an extremely competitive talent market
Annual Incentive Plan ("AIP")	Performance-Based Restricted Stock Units ("PBRSUs") (75%) Cash (25%)	One year	• Revenue and Non-GAAP Operating Margin, with Net New Actives modifier • Individual Performance	• Compensates for successful annual performance • Motivates achievement of short-term performance goals designed to enhance value of Company • Significant equity portion to further align stockholder interests • Attracts highly capable leaders in an extremely competitive talent market
Long-Term Incentive Plan ("LTI")	PBRSUs (50%)	Three years	• FX-Neutral Revenue Compound Annual Growth Rate ("CAGR") • Free Cash Flow CAGR	• Compensates for successful achievement of three-year performane goals designed to enhance long-term value of Company • Intended to satisfy long-term retention objectives • Attracts highly capable leaders in an extremely competitive talent market
	Restricted Stock Units ("RSUs") (50%)	Vests annually over three years	• Service-based vesting; ultimate value based on stock price performance	• Compensates for the creation of long-term value of Company • Recognizes potential future contributions • Intended to satisfy long-term retention objectives • Attracts highly capable leaders in an extremely competitive talent market

Pay Mix

The Compensation Committee believes that long-term incentives in the form of equity awards should comprise the majority of our NEOs' target total direct compensation opportunity. We believe that our executive compensation program effectively incentivized results in 2019 by appropriately aligning pay and performance.

The following charts show the 2019 Target Total Direct Compensation mix for our CEO, Mr. Schulman, and the average 2019 Target Total Direct Compensation mix for our other NEOs who were executive officers as of December 31, 2019. Target Total Direct Compensation is the sum of (i) 2019 base salary, (ii) target 2019 annual incentive award (based on the grant date fair value for the portion of the award delivered as PBRSUs), and (iii) target annual long-term incentive award (based on the grant date fair value).

2019 Total Target Direct Compensation Mix


CEO
4% Annual Base Salary
8% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
44% RSUs
44% PBRSUs
88% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
52% PERFORMANCE-BASED COMPENSATION
Other NEOs
7% Annual Base Salary
7% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
43% RSUs
43% PBRSUs
85% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
50% PERFORMANCE-BASED COMPENSATION

Key 2019 Compensation Outcomes

2019 AIP

In early 2020, the Compensation Committee approved the specific annual incentive payments earned under the 2019 AIP based upon Company performance with respect to Revenue, Non-GAAP Operating Margin, and Net New Actives performance, as well as each executive's individual performance, as further discussed under "Compensation Framework – Incentive (Performance-Based) Compensation for 2019 – Annual Incentive Plan." Based on our 2019 financial results, the Compensation Committee determined that the achievement level of the Company performance component under the 2019 AIP was 136% of target. The 2019 AIP payments to our NEOs were higher than their respective 2019 annual incentive targets due to our strong financial and operational performance during the year, which exceeded our approved budget and operating plan for 2019.

2017-2019 PBRSUs

In early 2017, the Compensation Committee granted our NEOs long-term performance-based incentive awards in the form of PBRSUs (the "2017-2019 PBRSUs"), subject to a three-year performance period from January 1, 2017 to December 31, 2019. The performance measures for the 2017-2019 PBRSUs (which were equally weighted) were the compound annual growth rates of FX-Neutral Revenue and Free Cash Flow over the three-year performance period, as further discussed under "Compensation Framework – Incentive (Performance-Based) Compensation for 2019 – Long-Term Incentive Components". Based on our financial results for the three-year performance period, the Compensation Committee determined that the achievement level of the 2017-2019 PBRSUs was 200% of target.

Key Compensation Policies and Practices

We are committed to maintaining strong governance standards with respect to our executive compensation program, policies, and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

What We Do

Pay for Performance	**+**	At least 50% of our NEOs' Target Total Direct Compensation is performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives.
Adherence to Rigorous Goals	**+**	We use objective performance-based company goals in our annual and long-term incentive plans that we believe are rigorous and are designed to incentivize and motivate NEO performance.
Independent Compensation Consultant	**+**	The Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters.
Annual Compensation Peer Group Review	**+**	The Compensation Committee, with the assistance of its compensation consultant, reviews the composition of our compensation peer group annually and makes adjustments to the composition of that peer group, if deemed appropriate based on our executive compensation philosophy and principles.
Annual Say-on-Pay Vote	**+**	We conduct an annual advisory say-on-pay vote on our NEO compensation.
Stockholder Engagement	**+**	In addition to conducting an annual say-on-pay vote, we are committed to ongoing engagement with our stockholders, including on executive compensation, governance, environmental and social matters. These engagement efforts take place through teleconferences, in-person meetings, and correspondence with our stockholders.
Annual Compensation Risk Assessment	**+**	Based on our annual risk assessment, we have concluded that the Company's compensation program does not present any risks that is reasonably likely to have a material adverse effect on PayPal.
Clawback Policy	**+**	Each of our NEOs is subject to a clawback policy, which permits the Compensation Committee to require forfeiture or reimbursement of incentive compensation paid or awarded to the NEO in certain circumstances.
Robust Stock Ownership Guidelines	**+**	Our stock ownership guidelines are designed to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and promote the Company's commitment to sound corporate governance. Our guidelines require ownership of our shares with a value equal to a multiple of base salary (6x for CEO and 3x for EVPs) or annual retainer (5x for non-employee directors) and include stock retention requirements for our executive officers until their requisite ownership level is reached.
Prohibition of Hedging and Pledging Transactions	**+**	Our insider trading policy prohibits all Board members, officers, and employees from entering into any hedging or monetization transactions relating to our securities that hedge or offset, or is designed to hedge or offset, any decrease in the market value of PayPal securities owned directly or indirectly by such person. Additionally, Board members, officers and employees are prohibited from using PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities. Our policy also prohibits all Board members and executive officers from pledging our securities as collateral for loans. All other employees are strongly discouraged from pledging PayPal securities as collateral for loans.

What We Don't Do

No Excise Tax Gross-Ups on "Change in Control" Payments	🚫	We do not provide our NEOs with any excise tax gross-ups or other payment or reimbursement of excise taxes on severance in connection with a change in control of PayPal.
No "Single-Trigger" CIC Payments and Acceleration of Equity Awards	🚫	We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal.
No Tax Gross-Ups on Perquisites	🚫	We do not provide our NEOs with any tax gross-ups on perquisites, other than in limited circumstances for business-related relocations and international business travel-related benefits that are under our control, at our direction and deemed to benefit our business operations.
No Discounting of Stock Options or Repricing of Underwater Options	🚫	We expressly prohibit the discounting of stock options and the repricing of underwater stock options without stockholder approval under our equity compensation plan.
No Guaranteed Bonuses	🚫	Our annual incentive plan is entirely performance-based and our NEOs are not guaranteed any minimum levels of payment.

Compensation Framework

Incentive (Performance-Based) Compensation for 2019

When deciding the target amount and form of each element of compensation for each of our NEOs, the Compensation Committee considered the size and complexity of the NEO's position and business unit or function, as well as the following factors (which we refer to as the "Incentive Compensation Factors"):

- leadership;
- performance against financial, strategic, and operational objectives and performance measures;
- defining and executing against strategy and roadmaps for the business unit or function, as well as against budgets;
- championing and advancing the Company's set of core values of collaboration, innovation, wellness, and inclusion;
- organizational development and human capital management, including hiring, development, and retention for the business unit or function, enhancing diversity and inclusion efforts, implementing processes regarding pay equity, and executing employee financial wellness initiatives;
- driving innovation and execution for the business unit or function; and
- negotiating, closing, and integrating or implementing strategic transactions and partnerships.

Individual performance was evaluated based on a holistic and subjective assessment of each individual NEO's performance against these factors.

Annual Incentive Plan

The 2019 AIP provided each of our NEOs with the opportunity to earn annual incentive compensation based on Company performance and individual performance. A substantial portion of our NEOs' 2019 AIP awards is in the form of performance-based restricted stock units ("PBRSUs"), which are settled in shares of PayPal common stock, as described below.

The Compensation Committee believes that our executives' annual incentives should be tied primarily to our overall Company performance, with individual compensation differentiated based on individual performance.

Target Annual Incentive Amounts

The 2019 AIP target annual incentive opportunity (expressed as a percentage of base salary) for each NEO was determined:

- with reference to the Compensation Committee's assessment of data from public filings of our compensation peer group companies and general industry data for comparable technology companies included in proprietary third-party compensation surveys (the specific identity of survey respondents are not provided to the Compensation Committee or the Company);
- based on each NEO's role and responsibilities within the Company; and
- taking into account the Incentive Compensation Factors.

For 2019, the Compensation Committee did not make any changes to the target annual incentive opportunity percentages set for 2018 for each NEO.

The following table sets forth the 2019 AIP target annual incentive opportunity (the "Target Incentive Amount") for our NEOs, expressed as a percentage of their 2019 base salary and in dollars. Seventy-five percent (75%) of the Target Incentive Amount for each NEO was allocated to Company performance, with the remaining 25% allocated to individual performance.

Name	Annual Incentive Target as Percentage of Base Salary	Target Incentive Amount ($)
Daniel H. Schulman	200%	2,000,000
John D. Rainey	100%	750,000
Jonathan Auerbach	100%	650,000
Aaron Karczmer	100%	650,000
Louise Pentland	100%	750,000
William J. Ready	100%	750,000

The actual amount of an NEO's 2019 AIP award was determined by the following formula:


AIP
Base Salary
X
Target Incentive %
X
Company Performance
75% Weight
Revenue
0-200% Payout
Non-GAAP Operating Margin
0-200% Payout
Net New Actives
+1% for every 2.5 million increase of NNAs above target
CAPPED AT 200%
+
Individual Performance
25% Weight
0-200% Payout
=
AIP Payout

The Company performance portion of the 2019 AIP was issued in the form of PBRSUs with a one-year performance period (calendar year 2019). The following table sets forth the Target Incentive Amount under the 2019 AIP for our NEOs; the Company performance portion is expressed as the target number of PBRSUs and the individual performance portion is expressed as the target cash amount.

Name	Target Incentive Amount ($)	Target PBRSUs[1] (75% of Target Incentive Amount) (In Shares)	Target Cash (25% of Target Incentive Amount) ($)
Daniel H. Schulman	2,000,000	16,515	500,000
John D. Rainey	750,000	6,193	187,500
Jonathan Auerbach	650,000	5,368	162,500
Aaron Karczmer	650,000	5,368	162,500
Louise Pentland	750,000	6,193	187,500
William J. Ready	750,000	6,193	187,500

1 The target number of PBRSUs was determined by dividing (i) the value of the target award allocated to the Company performance portion by (ii) the average closing price of Company common stock for a period of 30 consecutive trading days prior to the grant date (the "Average Closing Price"). The PBRSUs were granted on February 15, 2019.

Company Performance Measures

In early 2019, the Compensation Committee selected the Company performance measures under the 2019 AIP to create strong alignment between Company performance and NEO annual incentive payouts, as described in the following table. The minimum threshold for either the Revenue or the Non-GAAP Operating Margin performance measures must be met to trigger any payments under the 2019 AIP.

Measure	Definition	Purpose
Revenue (50% Weighting)	Revenue, as reported in our Annual Report on Form 10-K.	The Compensation Committee included Revenue as one of the equally-weighted Company performance measures used to determine the payout with respect to the Company performance component because the Compensation Committee believes that top-line growth is an important factor in stockholder value creation. Revenue is also a key financial metric that the Company uses internally to measure its ongoing financial performance.
Non-GAAP Operating Margin (50% Weighting)	"Non-GAAP Operating Margin," as described in "Appendix A – Reconciliations" in this proxy statement.	The Compensation Committee believes that Non-GAAP Operating Margin is an important measure of our short-term and intermediate-term performance because it measures profitability, reflects the degree of Revenue growth and expense management discipline of the Company, and is a key financial metric of core financial performance and business activities within our peer group. Non-GAAP Operating Margin is also a key financial metric that the Company uses internally to measure its ongoing financial performance.
Net New Actives ("NNAs")	Measures the net change in the number of organic active customer accounts compared to target. NNAs measurement excludes the impact of any mergers and acquisitions.	The Compensation Committee believes that measuring NNAs reinforces the critical importance of growing our customer base to build for the future.

The Compensation Committee determined that the threshold for funding the 2019 AIP would be a minimum Revenue threshold of $16.88 billion (the "2019 AIP Funding Threshold"). In addition, at least one of the minimum thresholds for Revenue and Non-GAAP Operating Margin would need to be met to trigger any payments under the Company performance component of the 2019 AIP. If the 2019 AIP Funding Threshold was met, Revenue and Non-GAAP Operating Margin would be applied as equally weighted Company performance measures to determine the payout of the Company performance component of the 2019 AIP, with the Company performance payment level ranging from a minimum level of 25% to a maximum level of 200%. The NNAs operational performance measure would serve as a modifier to adjust the Company performance payout by one percentage point for each 2.5 million increase of NNAs above the target. In no event will the Company performance payment level exceed 200% of the target applicable to the Company performance component of the 2019 AIP. If the 2019 AIP Funding Threshold was met, 75% of the Target Incentive Amount would be determined based on our Revenue and Non-GAAP Operating Margin financial performance as measured against the pre-established performance levels, subject to the NNAs modifier, and the remaining 25% of the Target Incentive Amount would be determined based on individual performance.

The table below shows the following with respect to the 2019 AIP Company performance measures:

- The threshold, target, and maximum performance levels established by the Compensation Committee.
  - These performance levels were set in January 2019 based primarily on our approved budget and operating plan for the year, and the rigorous target levels were in line with full year guidance provided to the investment community in January 2019.
- The actual performance levels achieved in 2019.
- The resulting Company Performance Score, defined as a payout percentage based on our performance as measured against the pre-established performance levels for the 2019 AIP.

Company Measure[1]	Threshold	Target	Maximum	2019 Actual	Percentage of Target Achieved[2]
Revenue[3]	$17.50	$18.10	$18.70	$17.77	73%
Non-GAAP Operating Margin	21.1%	22.1%	23.1%	23.2%	200%
Net New Actives		35		37.3	0%
Company Performance Score					136%

[1] Revenue numbers are shown in billions and NNAs shown in millions.
[2] For 2019, no adjustments were made to any of the performance measures.
[3] The 2019 AIP Funding Threshold was Revenue of $16.88 billion.

Individual Performance Measures

To facilitate differentiation based on individual performance, 25% of the Target Incentive Amount for our NEOs was based on an individual performance score ranging from 0% to 200% (the "Individual Performance Score"). At the beginning of 2019, the Compensation Committee discussed the key factors for determining awards under the 2019 AIP with Mr. Schulman, and the NEO's expected contributions to that performance and the individual business objectives (collectively, "Objectives"). To determine each NEO's Individual Performance Score, in early 2020, Mr. Schulman presented to the Compensation Committee his assessment of each NEO's individual performance during 2019 against his or her Objectives for the year. The Compensation Committee then assessed Mr. Schulman's individual performance during 2019 against his Objectives for the year.

Key NEO accomplishments against Objectives for 2019:

NEO	Key Accomplishments Against Objectives
Daniel H. Schulman	• Provided strategic leadership and oversaw key strategic partnerships and corporate transactions, including leading a comprehensive strategic review of PayPal's business portfolio that resulted in the GoPay Acquisition and the Honey Acquisition. • Met or exceeded our commitments under our medium-term outlook with respect to all key metrics: revenue, non-GAAP operating margin, non-GAAP EPS, and free cash flow, despite critical challenges during the year. • Continued to advance PayPal's mission and vision to be a true Customer Champion and support customer choice by strengthening our value proposition for consumers and merchants and expanding our international scope and scale. • Continued implementation of a set of values and core beliefs for PayPal to drive cultural change and create an environment centered on collaboration, innovation, wellness, and inclusion, including driving forward an innovative, more comprehensive financial wellness program for employees.
John D. Rainey	• Successfully led our initial public debt offering, which raised $5 billion in senior fixed rate notes. • Continued to lead Global Customer Operations, consisting of the customer services and operations functions in a complex customer-facing organization, and drove significant productivity savings through work redesign and the utilization of artificial intelligence throughout the customer services and operations functions. • Led our financial reporting, analysis, and planning organization, including overseeing the Company's internal controls over financial reporting. • Continued to implement programs and processes to facilitate cost savings and operational efficiencies across the business. • Executed financial plans designed to meet or exceed growth, margin, and cash flow targets. • Successfully managed corporate capital allocation decisions consistent with creation of stockholder value. • Maintained high level of integrity over financial reporting and led efforts to further enhance control environment. • Led effective Investor Relations activities.

NEO	Key Accomplishments Against Objectives
Jonathan Auerbach	• Led global strategy and business development to drive growth by increasing consumer and merchant acquisitions and engagement across online, mobile, and in-store channels. • Engineered and executed the strategy that enabled us to become the first foreign payments platform licensed to provide online payments services in China through the GoPay Acquisition. • Drove the Honey Acquisition, which enabled our entry into the earliest stages of customers' commerce experience. • Reinforced our commitment to being a FinTech industry leader and supporting entrepreneurship by leading strategic investments by PayPal Ventures in financial technology startups and early-stage companies in areas of strategic interest to PayPal. • Continued to lead data sciences organization focused on advancing and enhancing our data analytics capabilities, including with respect to fraud and risk management.
Aaron Karczmer	• Continued to enhance the Company's unified data-driven approach to oversight for all risk disciplines, including global compliance, to help ensure that the Company meets its regulatory and business objectives. • Developed the innovative risk and compliance year-end ratings system, in which risk and compliance reviews and independent observation and judgment of the Company's risk and compliance officers result in risk and compliance ratings for each Senior Leadership Team ("SLT") member that are shared with our CEO and the Compensation Committee when they evaluate individual performance and determine year-end compensation. • Oversaw front-line risk teams with direct global responsibility for managing fraud, brand, and seller risk, as well as for fulfilling our commitment to combat money laundering, terrorism financing, and related financial crimes. • Continued to lead transformation of the global entity management function, which is designed to help forge stronger linkages between subsidiary legal entities and business units, by designing, operating, and optimizing a governance infrastructure to meet business priorities and regulatory expectations. • Continued to provide strong focus on ensuring a safe and secure work environment to protect our people, property, and assets, including by overseeing and driving enhancements to the Company's Code of Business Conduct that encourage a "speak up" culture for the Company.
Louise Pentland	• Led enterprise-wide organizational transformations of business affairs and human resources organizations, which resulted in streamlining of operations, and developing a global but localized approach to employee relations. • Led the successful cultural and HR integration of several acquired companies into PayPal, including Hyperwallet, iZettle, Jetlore, and Simility. • Provided strong focus on executive talent development and succession planning. • Continued to drive achievements and advancements of Company core cultural values, centered on diversity and inclusion. • Oversaw the development and implementation of our ESG governance, strategy, and reporting, and led our enterprise-wide human capital management and corporate governance initiatives. • Provided distinctive leadership and judgment in ongoing litigation strategy, mergers and acquisitions, and business matters.

In determining the Individual Performance Score for each NEO who was an executive officer as of December 31, 2019, the Compensation Committee, with Mr. Schulman's input, conducted a thorough review of each NEO's performance against the Objectives, taking into account the relative importance to the Company of each Objective. Mr. Schulman then recommended to the Compensation Committee each NEO's Individual Performance Score other than his own.

PayPal

After considering Mr. Schulman's recommendations regarding the other NEOs' Individual Performance Scores, reviewing each individual's performance with respect to the Objectives, taking into account each NEO's risk and compliance ratings based on the risk and compliance reviews and independent observation and judgment of the Company's risk and compliance officers, and considering its own observations and assessments of the performance of each NEO and the Company, the Compensation Committee made a final determination, in its sole discretion, as to the Individual Performance Score for each NEO. The Compensation Committee approved an Individual Performance Score of 150% for each of Messrs. Rainey, Karczmer and Auerbach and Ms. Pentland, as recommended by Mr. Schulman. For Mr. Schulman, the Compensation Committee approved an Individual Performance Score of 150%.

2019 AIP Payment

The following table shows the 2019 AIP PBRSU Payout (in shares of Company common stock) and the Cash Payout (in dollars) for each NEO. Due to the termination of his employment as of December 31, 2019, pursuant to the Ready Separation Agreement, Mr. Ready's 2019 AIP was paid out based on actual Company performance for Mr. Ready's Company performance portion and at target for Mr. Ready's individual performance portion.

NEO[1]	Target PBRSUs (75% of Target Incentive Amount) (in Shares)	x	75% (Company Performance Score)	=	(a) 2019 AIP PBRSU Payout (in Shares)[1]	+	Target Cash (25% of Target Incentive Amount) ($)	x	25% (Individual Performance Score)	=	(b) 2019 AIP Cash Payout ($)
Daniel H. Schulman	16,515		136%		22,461		500,000		150%		750,000
John D. Rainey	6,193		136%		8,423		187,500		150%		281,250
Jonathan Auerbach	5,368		136%		7,301		162,500		150%		243,750
Aaron Karczmer	5,368		136%		7,301		162,500		150%		243,750
Louise Pentland	6,193		136%		8,423		187,500		150%		281,250

[1] The PBRSUs vested on February 15, 2020 based on the Company Performance Score of 136% and were settled in shares of the Company's common stock.

Long-Term Incentive Components

Long-Term Incentive Award Type and Annual Target Value

In making its determination on the long-term incentive ("LTI") annual target value for 2019, the Compensation Committee set equity award guidelines and target levels for individual awards by position based on the following:

- equity compensation practices of technology companies in our compensation peer group, as disclosed in their public filings (see "Other Compensation Practices and Policies – Our Compensation Peer Group" below for our 2019 peer group) and in proprietary third-party compensation surveys (the specific identity of survey respondents are not provided to the Compensation Committee or the Company);
- individual performance and potential;
- the Incentive Compensation Factors;
- expansion of scope of role and responsibilities; and
- the need to retain individuals in a highly competitive market for proven executive talent and based on their prospective contributions to the Company.

Based on these guidelines, the Compensation Committee approved the following annual target values (in dollars) for the 2019 LTI awards for each NEO:

NEO	2019 LTI Grant Value ($)
Daniel H. Schulman[1]	21,000,000
John D. Rainey[2]	9,000,000
Jonathan Auerbach	6,000,000
Aaron Karczmer	7,000,000
Louise Pentland[3]	9,000,000
William J. Ready[4]	9,000,000

[1] For 2019, the Compensation Committee approved Mr. Schulman's LTI annual target value due to his pay relative to the competitive compensation data and his strategic leadership of the Company and resulting Company performance, which included (i) setting new benchmarks for revenue, net new active accounts, transactions and engagement; (ii) strengthening our strategic positioning through a combination of innovation, acquisitions, and strategic investments and partnerships, greatly bolstering our platform capabilities; and (iii) focusing on the long-term growth of our business by executing on a broad transformation of our culture and business model that strengthened and expanded our customer choice initiatives and partnerships across the ecosystem.

[2] Mr. Rainey's LTI annual target value increased from 2018 due to his pay relative to internal and external peers, and his role in the design and execution of financial plans designed to meet or exceed growth, operating margin, and cash flow targets and the resulting Company performance, based on his role within the Company of Chief Financial Officer and leading the Global Customer Operations team.

[3] Ms. Pentland's LTI annual target value increased from 2018 due to her pay relative to internal and external peers, based on her role within the Company of leading the global human resources, legal, communications, intellectual property, government relations and social innovation functions, driving focus on the Company's financial, regulatory and legal requirements across all global markets and engagement of stakeholders to promote the Company's reputation globally through corporate affairs initiatives.

[4] Pursuant to a planned transition announced in June 2019, Mr. Ready stepped down from his role as Executive Vice President, Chief Operating Officer of the Company, effective as of July 15, 2019, and his employment with the Company terminated as of December 31, 2019. 83% of the 2019 LTI Grant Value was forfeited in connection with his separation from the Company.

Once the annual target values for the 2019 LTI awards were set for each NEO, the grant value was allocated equally between PBRSUs and service-based RSUs.



The table below shows the resulting number of shares of Company common stock subject to the 2019 LTI target PBRSUs and RSUs:

NEO	2019 Target PBRSUs[1]	2019 RSUs[1]
Daniel H. Schulman	112,790	112,790
John D. Rainey	48,339	48,339
Jonathan Auerbach	32,226	32,226
Aaron Karczmer	37,597	37,597
Louise Pentland	48,339	48,339
William J. Ready[2]	48,339	48,339

[1] The target number of PBRSUs and number of RSUs granted were determined by dividing the grant value of the award by the Average Closing Price. The RSUs and PBRSUs were granted on March 1, 2019.

[2] Pursuant to a planned transition announced in June 2019, Mr. Ready stepped down from his role as Executive Vice President, Chief Operating Officer of the Company, effective as of July 15, 2019, and his employment with the Company terminated as of December 31, 2019. 66.67% of Mr. Ready's 2019 RSUs and 100% of Mr. Ready's 2019 Target PBRSUs were forfeited in connection with Mr. Ready's separation from the Company.

The following describes the two components of our 2019 LTI program: PBRSUs and RSUs.

Performance-Based Restricted Stock Units (PBRSUs)

In January 2019, the Compensation Committee approved the structure for the multi-year PBRSUs granted in 2019.

- To emphasize the importance of long-term, sustained strategic growth, the Compensation Committee approved a three-year performance period from January 1, 2019 through December 31, 2021, with each award to be settled for the number of shares of Company common stock earned pursuant to the award following the end of the performance period, subject to the Compensation Committee's approval of the level of achievement against the pre-established target levels for the selected performance measures (the "2019-2021 PBRSUs").

- In light of the five-year term of the Operating Agreement with eBay expiring in July 2020, the Compensation Committee determined that for the 2019-2021 PBRSUs, separate targets should be set for the eBay marketplaces business. The Compensation Committee believed that separate targets would enhance our ability to set appropriately rigorous performance goals for our executives while minimizing the disproportionate effect that the eBay business and operational performance could have on the Company's overall plan results, especially in consideration of the uncertainty and limited visibility regarding eBay's planned expansion of its initiative to intermediate payments following the expiration of the Operating Agreement,

Compensation Discussion and Analysis

Performance Measures and Rationales

The Compensation Committee approved the 2019-2021 PBRSU performance measures, which are the CAGR of FX-Neutral Revenue and Free Cash Flow over the three-year performance period from January 1, 2019 to December 31, 2021, as equally-weighted measures, for each of the eBay marketplaces business and the rest of PayPal. The Compensation Committee believes that measuring CAGR over the three-year performance period is an appropriate performance measure as it is aligned with our long-term goal of growing our revenue and free cash flow.

The following table summarizes the performance measures for the 2019-2021 PBRSUs and the Compensation Committee's rationale for their selection:

Measure/Weighting	Definition	Purpose
FX-Neutral Revenue CAGR (50% weighting)	Calculated on a fixed foreign exchange basis (referred to as "FX-Neutral").	The Compensation Committee believes that the FX-Neutral Revenue measure should be used to help ensure that our executive officers are accountable for driving profitable growth while making appropriate tradeoffs between investments that increase future revenue growth and operating expense.
Free Cash Flow CAGR (50% weighting)	"Free Cash Flow" is defined in "Appendix A – Reconciliation of non-GAAP Financial Measures" in this proxy statement.	The Compensation Committee believes that the Free Cash Flow measure should be used to reinforce the importance of the cash generation capability of the business necessary to finance its continued growth and investment requirements, while positioning us to take advantage of inorganic growth opportunities.

PBRSU Mechanics and Targets

Each year, in establishing performance goals for the three-year performance period, the Compensation Committee takes into consideration a number of key factors, including:

- PayPal's medium-term business plan
- Medium-term outlook provided to the investment community
- Potential extraordinary events that could have a disproportionate impact on the alignment of performance and compensation
- PayPal's strategic direction and initiatives
- Historical performance and goals set for prior performance periods

The targets set by the Compensation Committee are intended to be rigorous, and consistent with the medium-term outlook provided to the investment community and our medium-term business plan. Accordingly, the Compensation Committee set the target levels for the 2019-2021 PBRSUs at a level intended to be challenging but attainable, and providing appropriate incentives for our executive officers to continue to grow our business. The Compensation Committee believes that achievement of maximum performance against the target levels would require sustained exceptional performance over the performance period.

To earn any of the shares of PayPal common stock subject to the 2019-2021 PBRSUs, at least one of the FX-Neutral Revenue CAGR or Free Cash Flow CAGR performance thresholds must be met. Each of the performance thresholds for FX-Neutral Revenue CAGR and Free Cash Flow CAGR is independent, and if either threshold is met, the award is earned with respect to that performance measure based on the percentages shown in the table below. If the performance threshold for either FX-Neutral Revenue CAGR or Free Cash Flow CAGR is not met, there is no payment attributable to that performance measure.

The following chart shows the minimum, target, and maximum vesting levels for FX-Neutral Revenue CAGR and Free Cash Flow CAGR. Linear interpolation applies to performance between threshold, target, and maximum levels, and there is no funding for performance below the threshold level.

	Threshold	Target	Maximum
FX-Neutral Revenue CAGR (50% weighting)	50% Payout	100% Payout	200% Payout
Free Cash Flow CAGR (50% weighting)	50% Payout	100% Payout	200% Payout

While the performance targets for ongoing performance periods are not disclosed for competitive reasons, performance targets and achievement levels for the 2017-2019 PBRSUs are provided below.

Settlement of Previously Awarded 2017-2019 PBRSUs

The 2017-2019 PBRSUs were earned based on the CAGRs of FX-Neutral Revenue and Free Cash Flow over the three-year performance period from January 1, 2017 to December 31, 2019, as equally weighted measures. To earn any of the shares of PayPal common stock subject to the 2017-2019 PBRSUs, at least one of the FX-Neutral Revenue CAGR or Free Cash Flow CAGR performance thresholds must be met. Each of the performance thresholds for FX-Neutral Revenue CAGR and Free Cash Flow CAGR was independent, and if either threshold was met, the award was earned in respect of that performance measure.

The following chart shows the minimum, target, and maximum vesting levels for FX-Neutral Revenue CAGR and Free Cash Flow CAGR set by the Compensation Committee at the beginning of the 2017-2019 performance period, the actual results for each measure, and the corresponding percentage of target achieved.

Measure	Threshold	Target	Maximum	Actual	Percentage of Target Achieved
Target Payout Percentage	50%	100%	200%		
FX-Neutral Revenue CAGR	13%	16%	18%	20%	200%
Free Cash Flow CAGR[1]	13%	16%	18%	18%	200%

[1] For the 2017-2019 PBRSUs, the Compensation Committee approved an adjustment to actual Free Cash Flow performance to take into consideration the negative impact from taxes related to the acquisition of iZettle.

The following table shows the number of shares of PayPal common stock earned and vested pursuant to the 2017-2019 PBRSUs for each NEO.

NEO	Target PBRSUs (in Shares)	x	Percentage of Target Achieved	=	Number of Shares Earned
Daniel H. Schulman	181,941		200%		363,882
John D. Rainey	60,647		200%		121,294
Jonathan Auerbach	36,389		200%		72,778
Aaron Karczmer	48,518		200%		97,036
Louise Pentland	60,647		200%		121,294
William J. Ready	97,035		200%		194,070

Restricted Stock Units

Our 2019 LTI awards also included service-based RSUs with a three-year annual vesting schedule, which aligns the vesting period of the RSUs with the three-year performance period of the 2019-2021 PBRSUs granted in 2019. Service-based RSUs have value regardless of whether our stock price increases or decreases, and therefore help to secure and retain our executive officers and provide an appropriate incentive for them to remain with us during the vesting period.

Performance-Based Restricted Stock Unit Award – Mr. Auerbach

In December 2019, the Compensation Committee granted a performance-based restricted stock unit award (the "Performance Award") to Mr. Auerbach with a grant date value of $500,000. In determining to grant the Performance Award to Mr. Auerbach, the Compensation Committee considered Mr. Auerbach's key role in the creation and development of an innovative strategy and his instrumental stewardship and dedication in working to implement this strategy over a multi-year period, which culminated in: (i) the GoPay Acquisition, which enabled PayPal to become the first foreign payments platform to provide online payments services in China; and (ii) the Honey Acquisition, which enables PayPal's entry into the earliest stages of the customers' commerce experience, enhances our value proposition for both consumers and merchants, and allows us to significantly deepen our engagement and play a more meaningful role in the daily lives of our customers.

50% of the Performance Award is earned upon the completion of the GoPay Acquisition, and the remaining 50% is earned upon the completion of the Honey Acquisition. Any portion of the Performance Award that is earned will vest ratably on the first, second and third anniversary of the grant date, subject to Mr. Auerbach's continuous employment with the Company on each applicable vesting date.

Other Compensation Elements

Base Salary

At the beginning of each year, the Compensation Committee meets to review and approve each executive officer's base salary for the year after considering competitive market data and the individual factors described below. For 2019, the Compensation Committee assessed competitive market data on base salaries drawn from the public filings of our compensation peer group companies and general industry data for comparable technology and financial companies that are included in proprietary third-party compensation surveys (the specific identity of survey respondents are not provided to the Compensation Committee or the Company). The Compensation Committee also considered individual factors such as individual performance, levels of responsibility, breadth of knowledge, and prior experience in its evaluation of base salary adjustments.

Based on this review, the Compensation Committee determined not to make any changes in 2019 to the base salaries for our NEOs:

NEO	Base Salary for 2019 ($)
Daniel H. Schulman	1,000,000
John D. Rainey	750,000
Jonathan Auerbach	650,000
Aaron Karczmer	650,000
Louise Pentland	750,000
William J. Ready	750,000

Deferred Compensation

The PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan, provides our U.S.-based executive officers the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred under our tax-qualified 401(k) savings plan (the "401(k) Plan"). Each of the 401(k) Plan and the DCP allows participants to set aside tax-deferred amounts. The Compensation Committee believes the opportunity to defer compensation is a competitive benefit that enhances our ability to attract and retain talented executives while building plan participants' long-term commitment to the Company. The investment return on the deferred amounts is linked to the performance of a range of market-based investment choices made available pursuant to the DCP. None of our NEOs participated in or had a balance in the DCP during 2019.

Other Benefits

Perquisites

We provide certain executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with our overall executive compensation program and philosophy. These benefits are provided to help us attract and retain these executive officers. The Compensation Committee periodically reviews the levels of these benefits provided to our executive officers. In 2019, we offered the following perquisites to our NEOs:

CEO Security Program	We maintain a comprehensive security policy, and as a component of this policy, we may determine that in certain circumstances, certain executive officers should be required to have personal security protection. Under our security policy, we require that the executive accept such personal security protection because we believe it is in the best interests of the Company and its stockholders that the executive not be vulnerable to security threats to the executive or his or her family members.
	Because of the high visibility of the Company, the Compensation Committee authorized a CEO Security Program for Mr. Schulman to address safety concerns, which include specific threats to his safety arising directly as a result of his position as our President and CEO. We paid for the procurement, installation, and maintenance of personal residential security measures for Mr. Schulman and for the costs of security personnel during personal travel. In addition, the Compensation Committee has approved Mr. Schulman's use of our corporate aircraft for personal travel in connection with his overall security program.
	We believe that the costs of this overall security program are reasonable, appropriate, and for the Company's benefit. Although we do not consider Mr. Schulman's overall security program to be a perquisite for his benefit for the reasons described above, the costs related to personal residential security measures for Mr. Schulman at his residence and during personal travel, as well as the costs of our corporate aircraft for personal travel pursuant to his overall security program, are reported in the "All Other Compensation" column in the 2019 Summary Compensation Table below.
Relocation Benefits	In circumstances where we are recruiting an executive candidate who would have to relocate to accept our job or promotion offer, we provide such individuals with relocation benefits to assist his or her relocation to the San Francisco Bay Area. We provide these executives with relocation assistance pursuant to our standard executive relocation program, which includes travel (including temporary commuting costs), shipping household goods, temporary housing and participation in a home sale program. We believe that these payments and reimbursements are business-related and are primarily to eliminate or lessen the expenses that the executive incurs as a direct result of our relocation request.

Severance and Change in Control Provisions

Executive Severance Plan

Each of our NEOs is eligible to receive payments and benefits in the event of a qualifying termination of employment, including a termination of employment in connection with a change in control of the Company (the "Executive Severance Provisions"), either through specific provisions included in individual agreements with the Company or substantially similar provisions provided under our SVP and Above Standard Severance Plan and Change in Control Severance Plan for Key Employees. In December 2019, the Compensation Committee approved the PayPal Holdings, Inc. Executive Change in Control and Severance Plan (the "Executive Severance Plan"). The Executive Severance Plan replaces and supersedes all prior provisions providing for severance payments and benefits, including those included in individual agreements and severance plans. Under the Executive Severance Plan, an NEO is eligible to receive payments and benefits in the event of certain terminations of employment, including without limitation, a termination of employment by the Company without cause or by the executive for good reason. No payments or benefits are provided under the Executive Severance Plan if there is a change in control of the Company without an accompanying qualifying termination of employment (i.e., we do not provide any "single-trigger" payments). We do not provide any of our NEOs with any excise tax "gross-ups" or other payment or reimbursement of excise taxes on severance in connection with a change in control of the Company.

Proxy Statement

The Compensation Committee believes that the Executive Severance Plan is essential to fulfill our objective to recruit, retain, and develop key, high-quality management talent in the competitive market because these arrangements provide reasonable protection to the executive officer in the event that he or she is not retained under specific circumstances. The Executive Severance Plan is also intended to facilitate changes in the leadership team by setting terms for the termination of the employment of an NEO in advance, which allows for a smooth transition of responsibilities when it is deemed to be in the best interest of the Company. The change in control provisions in the Executive Severance Plan are intended to allow the executives to focus their attention on our business operations in the face of the potentially disruptive impact of a proposed change-in-control transaction, to assess takeover bids objectively without regard to the potential impact on their individual job security, and to allow for a seamless transition in the event of a change in control of the Company. These considerations are especially important in light of the executives' key leadership roles.

See "Potential Payments Upon Termination or Change in Control" below for a description of these arrangements and the estimated payments and benefits payable under the Executive Severance Plan.

Mr. Ready Separation Agreement

Pursuant to a planned transition announced in June 2019, Mr. Ready's employment with the Company terminated on December 31, 2019. In connection with his termination, Mr. Ready received severance payments and benefits pursuant to the terms of the PayPal Holdings, Inc. SVP and Above Standard Severance Plan for a Qualifying Termination, as set forth in the Ready Separation Agreement entered into with Mr. Ready. Mr. Ready did not receive any additional compensation outside of the terms of our SVP and Above Standard Severance Plan. See "Potential Payments Upon Termination or Change in Control" below for a description of these payments and benefits.

Other Compensation Practices and Policies

Roles and Responsibilities

Compensation Committee

Our executive compensation program is designed and administered under the direction and control of the Compensation Committee, which is comprised solely of independent directors. The Compensation Committee reviews and approves our overall executive compensation program, policies, and practices and sets the compensation of our executive officers, including our NEOs.

Compensation Consultant

The Compensation Committee's independent compensation consultant provides the Compensation Committee with advice and resources to help it assess the effectiveness of our executive compensation strategy and program. The compensation consultant reports directly to the Compensation Committee, and the Compensation Committee has the sole power to terminate or replace the consultant at any time. In 2019, Compensia served as the Compensation Committee's independent compensation consultant.

As part of Compensia's engagement, the Compensation Committee directed Compensia to work with members of management to obtain the information necessary for management to formulate recommendations to the Compensation Committee, which are evaluated by Compensia. Compensia also meets with the Compensation Committee during its regular meetings, in executive session with no members of management present, and with the Chair and members of the Compensation Committee outside of its regular meetings.

As part of its engagement in 2019, Compensia provided an environmental scan of executive compensation, evaluated our compensation peer group composition, evaluated cash and equity compensation levels at our compensation peer group companies for our executive officers, reviewed proposed compensation adjustments and changes to existing arrangements (including the Executive Severance Plan), advised on the framework for our annual and long-term incentive awards (including awards to specific NEOs taking into account their individual contributions, performance, and retention considerations), assessed executive perquisites relative to peer and broader market practices, and reviewed the compensation of our non-employee directors. Compensia did not provide any other services to us in 2019.

The Compensation Committee recognizes that it is essential to receive objective advice from its compensation consultant. To that end, the Compensation Committee closely examines the procedures and safeguards of its compensation consultant to ensure that its services are objective. The Compensation Committee has assessed the independence of Compensia pursuant to SEC rules and concluded that its work for the Compensation Committee does not raise any conflict of interest.

CEO and the Human Resources Department

The Compensation Committee works with members of our management team, including our CEO, Ms. Pentland and our Vice President, Global Rewards, to formulate the specific plan and award designs, including performance measures and performance target levels, necessary to align our executive compensation program with our business objectives and strategies.

Our CEO reviews with the Compensation Committee his performance evaluations of each of our other NEOs together with his recommendations regarding base salary adjustments, annual incentive awards, and long-term incentives to ensure that the Compensation Committee's decisions consider our financial and operational results as well as individual performance. The Compensation Committee makes all final decisions regarding the compensation of our NEOs.

While certain members of management attended the meetings of the Compensation Committee in 2019 upon invitation, they did not attend executive sessions of the meetings or the portion of Compensation Committee meetings during which their own compensation was discussed.

Our Compensation Peer Group

Our compensation peer group is comprised of technology companies and financial companies. This is intended to provide the Compensation Committee with insight into the differences across these two sectors in which we generally compete for executive talent.

In deciding whether a company should be included in our compensation peer group, the Compensation Committee generally considers the following screening criteria:

- revenue;
- market capitalization;
- historical growth rates;
- primary line of business;
- whether the company has a recognizable and well-regarded brand; and
- whether we compete with the company for talent, particularly in the competitive San Francisco Bay Area talent market.

For each member of the peer group, one or more of the factors listed above was relevant for inclusion in the group, and similarly, one or more of these factors may not have been relevant for inclusion in the group. Some of our compensation peer group members may be significantly larger than the Company in terms of revenue or market capitalization; the Compensation Committee has determined that such companies should be included in the peer group primarily because the Company competes with them for talent, particularly in the competitive San Francisco Bay Area talent market.

Our compensation peer group for 2019 is composed of 12 technology companies, which generally reflect the companies with which we directly compete for talent, and eight financial companies, which generally reflect the companies with which we both compete for talent and more closely compare our financial performance. There were no changes in our compensation peer group from our 2018 peer group.

PEER GROUP COMPANIES

- Adobe Systems Incorporated
- Alphabet Inc. (Google Inc.)
- Amazon.com, Inc.
- American Express Company
- Apple Inc.
- Discover Financial Services
- Facebook, Inc.
- First Data Corporation
- Global Payments Inc.
- Intuit Inc.
- Mastercard Incorporated
- Netflix, Inc.
- Oracle Corporation
- Salesforce.com, Inc.
- Square, Inc.
- Symantec Corporation
- The Western Union Company
- Twitter, Inc.
- Visa Inc.
- Worldpay, Inc. (Vantiv, Inc.)

Technology Companies

Financial Companies

In contemplating our executive compensation program for 2019 and going forward, the Compensation Committee considered the compensation programs of our compensation peer group as well as our goals of rewarding performance and retaining core top talent. We compare our performance against the performance of a group of companies that we consider to have relatively comparable business models. Our executive compensation program is generally designed to roughly parallel the programs of members of our compensation peer group because employees have historically been recruited by these competitors and we compete against them for talent.

Stock Ownership Guidelines

Our Board has adopted robust stock ownership guidelines designed to closely align the interests of our non-employee directors and executive officers with the long-term interests of our stockholders. Under these guidelines, our executive officers are required to achieve ownership of our common stock valued at the following multiple of their annual base salary, as applicable:

- CEO — six times base salary
- EVPs — three times base salary

Each executive officer is expected to meet his or her applicable guideline level within five years of his or her appointment to his or her position, and to continuously own sufficient shares to meet the guideline level once attained for as long as he or she remains an executive officer.

Prior to our executive officers satisfying their applicable guideline level, they are required to retain an amount equal to 25% of the net shares of our common stock received as the result of the exercise, vesting, or payment of any equity awards granted to them.

Our non-employee directors are also subject to our stock ownership guidelines. The guideline level for each non-employee director is five times his or her annual retainer (not including any additional retainer paid as a result of service as a Board chair, lead independent director, committee chair, or committee member). Our non-employee directors are required to satisfy their guideline level within five years of joining the Board, and are expected to continuously own sufficient shares to meet their guideline level once attained for as long as they remain a Board member.

Shares that count towards satisfaction of the stock ownership guidelines for our non-employee directors and executive officers include the following:

- shares owned outright by the director or executive officer, or his or her immediate family members residing in the same household;
- shares held in trust for the benefit of the director or executive officer, or his or her immediate family members; and
- deferred shares and vested deferred stock units, deferred restricted stock units, or deferred performance stock units that may only be settled in shares of our common stock.

Our stock ownership guidelines are available on our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

Hedging and Pledging Policy

Our insider trading policy prohibits all Board members, officers, and employees from entering (directly or indirectly) into any hedging or monetization transactions relating to our securities, including prepaid variable forward contracts, equity swaps, collars and exchange funds or any other transaction that hedges or offsets, or is designed to hedge or offset, any decrease in the market value of PayPal securities owned directly or indirectly by such person. Additionally, Board members, officers and employees are prohibited from using PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale (including a short sale "against the box"), collar, or other derivative security. Our insider trading policy also prohibits all Board members and executive officers from pledging our common stock as collateral for loans. All other employees are strongly discouraged from pledging PayPal securities as collateral for loans.

Clawback Policy

We have a clawback policy that covers our NEOs and other officers in a vice president or more senior position (who we refer to as "covered employees"). The clawback policy applies to incentive compensation (including cash or equity-based awards) paid or awarded to any covered employee while he or she is a covered employee. The occurrence of any of the following events will trigger the policy:

- a covered employee materially violates our Code of Business Conduct;
- a covered employee causes material financial or reputational harm to the Company; or
- a material restatement of all or a portion of our financial statements that is caused by a supervisory or other failure by a covered employee in a senior vice president (or more senior) position or a covered employee who is a vice president in the Company's finance function.

The clawback policy provides that the Compensation Committee will determine in its discretion whether any of the above triggering events has occurred, and if so, whether to require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy based on the facts and circumstances. The forfeiture and/or repayment may include the following:

- any incentive compensation that is greater than the amount that would have been paid to the covered employee had the triggering event been known;
- any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and/or
- any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the 12-month period preceding the date on which we had actual knowledge of the triggering event or the full impact of the triggering event was known (or such longer period of time as may be required by any applicable statute or government regulation).

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code (as amended, "Section 162(m)") generally limits tax deductibility of compensation paid by a public company to its chief executive officer and certain other executive officers in any year to $1 million in the year compensation becomes taxable to the executive officer. Prior to the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), certain compensation was exempt from this deduction limit to the extent it met the requirements to be considered "qualified performance-based compensation" as previously defined in Section 162(m). The Tax Act eliminated that exemption and expanded the scope of persons covered by the limitations on deductibility under Section 162(m). The new rules generally apply to taxable years beginning after December 31, 2017, but provide an exception for compensation provided pursuant to a written binding contract in effect on November 2, 2017 that has not subsequently been modified in any material respect. While the Compensation Committee has historically used the requirements of Section 162(m) as a guideline, deductibility is not the sole factor it considers in assessing the appropriate levels and types of executive compensation. Accordingly, the Compensation Committee will award non-deductible compensation where it believes doing so is in our and our stockholders' best interests.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments, including stock options, restricted stock units, performance-based restricted stock units, shares of Company common stock, and other forms of equity compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2019 Annual Report on Form 10-K.

The Compensation Committee of the Board

David W. Dorman (Chairman)
Wences Casares
Jonathan Christodoro
Gail J. McGovern

Compensation Tables

2019 Summary Compensation Table

The following table summarizes the total compensation earned by each of our NEOs for the fiscal year ended December 31, 2019 and, to the extent required under SEC rules, the fiscal years ended December 31, 2017 and December 31, 2018.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($)
Daniel H. Schulman President and Chief Executive Officer	2019	1,000,000	—	23,854,743	—	750,000	—	220,730	25,825,473
	2018	1,000,000	—	35,275,516	—	875,000	—	614,072	37,764,588
	2017	1,000,000	—	16,976,017	—	1,000,000	—	242,617	19,218,634
John D. Rainey Chief Financial Officer and Executive Vice President, Global Customer Operations	2019	750,000	—	10,139,564	—	281,250	—	11,200	11,182,014
	2018	721,154	—	8,463,911	—	328,125	—	11,000	9,524,190
	2017	650,000	—	5,645,887	—	325,000	—	2,010,800	8,631,687
Jonathan Auerbach Executive Vice President, Chief Strategy, Growth and Data Officer	2019	650,000	—	7,403,928	—	243,750	—	59,855	8,357,533
Aaron Karczmer Chief Risk Officer and Executive Vice President, Risk and Platforms	2019	650,000	—	7,938,645	—	243,750	—	11,200	8,843,595
Louise Pentland Executive Vice President, Chief Business Affairs and Legal Officer	2019	750,000	—	10,139,564	—	281,250	—	14,200	11,185,014
	2018	713,942	—	8,463,911	—	328,125	—	11,000	9,516,978
	2017	625,000	—	5,626,669	—	312,500	—	10,800	6,574,969
William J. Ready[1] Former Executive Vice President, Chief Operating Officer	2019	750,000	—	30,062,813[2]	—	187,500	—	1,538,867	32,539,180
	2018	721,154	—	8,463,911	—	328,125	—	11,000	9,524,190
	2017	650,000	—	25,202,553	—	325,000	—	10,800	26,188,353

1   Pursuant to a planned transition announced in June 2019, Mr. Ready stepped down from his role as Executive Vice President, Chief Operating Officer of the Company, effective as of July 15, 2019, and his employment with the Company terminated as of December 31, 2019.

2   This amount represents (i) the grant date fair value of equity awards granted to Mr. Ready in March 2019 totaling $10,139,564, of which $7,959,723 (representing 66.67% of Mr. Ready's 2019 RSUs and 100% of Mr. Ready's 2019 Target PBRSUs) was forfeited in connection with his separation from the Company, and (ii) the incremental fair value, calculated in accordance with SEC disclosure rules, associated with modifications to outstanding equity awards held by Mr. Ready totaling $19,923,249, which were modified in connection with Mr. Ready's separation from the Company. The modification charge does not represent any newly granted awards. See "Potential Payments Upon Termination or Change in Control" below for additional details.

STOCK AWARDS – COLUMN (e)

Amounts shown represent the grant date fair value of RSUs and PBRSUs (including PBRSUs under the Company's annual incentive plan for 2019 (the "2019 AIP")) granted to each of our NEOs as computed in accordance with FASB ASC Topic 718. For Mr. Ready, the amounts also include the incremental fair value associated with modifications to his outstanding equity awards in 2019, as described in footnote 2 above. The grant date fair value of RSUs is determined using the fair value of the underlying common stock on the grant date.

The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in the Company's 2019 Annual Report on Form 10-K (the "2019 Form 10-K"). The estimated fair value of PBRSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the grant date of the award for accounting purposes.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2019 AIP PBRSUs and the 2019-2021 PBRSUs, the maximum possible value of the awards using the fair value of the underlying common stock on the date that the awards were granted for accounting purposes is presented below:

Name	Maximum Value of 2019 AIP PBRSUs (as of Grant Date for Accounting Purposes) ($)	Maximum Value of 2019-2021 PBRSUs (as of Grant Date for Accounting Purposes) ($)
Mr. Schulman	3,134,877	22,287,304
Mr. Rainey	1,175,555	9,551,786
Mr. Auerbach	1,018,954	6,367,858
Mr. Karczmer	1,018,954	7,429,167
Ms. Pentland	1,175,555	9,551,786
Mr. Ready	1,175,555	9,551,786

Pursuant to the Ready Separation Agreement, Mr. Ready's 2019 AIP was paid out based on actual Company performance for Mr. Ready's Company performance portion and at target for Mr. Ready's individual performance portion.

The amount shown in the "Stock Awards" column for Mr. Auerbach includes the grant date fair value of the Performance Award.

NON-EQUITY INCENTIVE PLAN COMPENSATION – COLUMN (g)

Amounts represent cash (non-equity) performance-based compensation earned under the individual performance portion of the 2019 AIP. The Company performance portion of the annual incentive payout was delivered in PBRSUs and is reflected in the "Stock Awards" column. See "Compensation Discussion and Analysis – Compensation Framework – Incentive (Performance-Based) Compensation for 2019" for a more detailed discussion.

Pursuant to the Ready Separation Agreement, Mr. Ready's 2019 AIP was paid out based on actual Company performance for Mr. Ready's Company performance portion and at target for Mr. Ready's individual performance portion.

ALL OTHER COMPENSATION – COLUMN (i)

The dollar amounts for each perquisite and each other item of compensation shown in the "All Other Compensation" column and in this footnote represent the Company's incremental cost of providing the perquisite or other benefit to our NEOs, net of any amounts reimbursed by our NEOs, and are valued based on the amounts accrued for payment or paid to the service provider or NEO, as applicable. See "Compensation Discussion and Analysis – Compensation Framework – Other Compensation Elements" for additional details on these benefits. Amounts include the following perquisites and other compensation provided to our NEOs in 2019.

Name	401(k) Match[1] ($)	Perquisites and Other Benefits ($)	Total ($)
Mr. Schulman	11,200	209,530[2]	220,730
Mr. Rainey	11,200	—	11,200
Mr. Auerbach	—	59,855[3]	59,855
Mr. Karczmer	11,200	—	11,200
Ms. Pentland	11,200	3,000[4]	14,200
Mr. Ready	11,200	1,527,667[5]	1,538,867

[1] Represents the Company 401(k) Plan matching contributions.

[2] Represents costs related to Mr. Schulman's overall security program, which consist of the following:
- Costs of $164,837 related to the procurement, installation, and maintenance of personal residential security measures for Mr. Schulman.
- Costs of $5,779 related to security personnel during personal travel.
- Costs of $38,914 related to personal use of our corporate aircraft, calculated based on the incremental cost to the Company and include fuel costs, landing and parking fees, in-flight catering, crew expenses, en route navigation fees, and international handling fees, as applicable.

[3] Represents relocation costs of $28,000, and $31,855 for taxes related to the relocation costs.

[4] Represents a referral bonus of $3,000.

[5] Represents a patent bonus of $3,667 and payments and benefits provided to Mr. Ready under the Ready Separation Agreement, which consist of the following:
- A lump sum severance payment of $1,500,000.
- A lump sum payment of $24,000 for health insurance costs.

2019 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2019.

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(k)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value[4] ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Daniel H. Schulman												
2019 AIP – Cash			—	500,000	1,000,000	—	—	—	—	—	—	—
2019 AIP – PBRSUs	1/16/2019	2/15/2019	—	—	—	4,129	16,515	33,030	—	—	—	1,567,439
2019-2021 PBRSUs	1/16/2019	3/1/2019	—	—	—	28,198	112,790	225,580	—	—	—	11,143,652
RSUs	1/16/2019	3/1/2019	—	—	—	—	—	—	112,790	—	—	11,143,652
John D. Rainey												
2019 AIP – Cash			—	187,500	375,000	—	—	—	—	—	—	—
2019 AIP – PBRSUs	1/16/2019	2/15/2019	—	—	—	1,548	6,193	12,386	—	—	—	587,778
2019-2021 PBRSUs	1/16/2019	3/1/2019	—	—	—	12,085	48,339	96,678	—	—	—	4,775,893
RSUs	1/16/2019	3/1/2019	—	—	—	—	—	—	48,339	—	—	4,775,893
Jonathan Auerbach												
2019 AIP – Cash			—	162,500	325,000	—	—	—	—	—	—	—
2019 AIP – PBRSUs	1/16/2019	2/15/2019	—	—	—	1,342	5,368	10,736	—	—	—	509,477
2019-2021 PBRSUs	1/16/2019	3/1/2019	—	—	—	8,057	32,226	64,452	—	—	—	3,183,929
RSUs	1/16/2019	3/1/2019	—	—	—	—	—	—	32,226	—	—	3,183,929
Performance Award	12/16/19	12/16/19	—	—	—	2,403	4,806	4,806		—	—	526,593
Aaron Karczmer												
2019 AIP – Cash				162,500	325,000					—	—	—
2019 AIP – PBRSUs	1/16/2019	2/15/2019				1,342	5,368	10,736		—	—	509,477
2019-2021 PBRSUs	1/16/2019	3/1/2019				9,399	37,597	75,194		—	—	3,714,584
RSUs	1/16/2019	3/1/2019	—	—	—	—	—	—	37,597	—	—	3,714,584
Louise Pentland												
2019 AIP – Cash			—	187,500	375,000	—	—	—	—	—	—	—
2019 AIP – PBRSUs	1/16/2019	2/15/2019	—	—	—	1,548	6,193	12,386	—	—	—	587,778
2019-2021 PBRSUs	1/16/2019	3/1/2019	—	—	—	12,085	48,339	96,678	—	—	—	4,775,893
RSUs	1/16/2019	3/1/2019	—	—	—	—	—	—	48,339	—	—	4,775,893
William J. Ready												
2019 AIP – Cash			—	187,500	375,000	—	—	—	—	—	—	—
2019 AIP – PBRSUs	1/16/2019	2/15/2019	—	—	—	1,548	6,193	12,386	—	—	—	587,778
2019-2021 PBRSUs	1/16/2019	3/1/2019	—	—	—	12,085	48,339	96,678	—	—	—	4,775,893
RSUs	1/16/2019	3/1/2019	—	—	—	—	—	—	48,339	—	—	4,775,893
Modified Equity Awards[5]												19,923,249[5]

1. The amounts shown represent potential non-equity incentive plan awards under the individual performance portion of the 2019 AIP. Maximum amounts represent 200% of the NEO's target bonus opportunity under the 2019 AIP. For more information on the 2019 AIP, see "Compensation Discussion and Analysis – Compensation Framework – Incentive (Performance-Based) Compensation for 2019."

2. The amounts shown in the "2019 AIP – PBRSUs" row represent the AIP PBRSUs granted in 2019 under our Amended and Restated 2015 Equity Incentive Award Plan (the "Equity Plan") for the Company performance portion of the 2019 AIP. Amounts shown in the "Threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two primary performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2019 AIP PBRSUs vested on February 15, 2020 based on continued service through such date and performance during calendar year 2019. For more information on the 2019 AIP, see "Compensation Discussion and Analysis – Compensation Framework – Incentive (Performance-Based) Compensation for 2019."

The amounts shown in the "2019-2021 PBRSUs" row represent the 2019-2021 PBRSUs granted in 2019 under the Equity Plan. Amounts shown in the "Threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2019-2021 PBRSUs will vest based on performance over the 2019-2021 performance period. See "Compensation Discussion and Analysis – Compensation Framework – Incentive (Performance-Based) Compensation for 2019 – Long-Term Incentive Components – Performance-Based Restricted Stock Units (PBRSUs)" for more information.

The amounts shown in the "Performance Award" row for Mr. Auerbach represent Mr. Auerbach's grant of PBRSUs under the Performance Award. Amounts shown in the "Threshold" column represent 50% of the target number of shares, which were earned upon completion of the GoPay Acquisition in December 2019 (one of the two applicable performance conditions). If earned, the relevant portion of the Performance Award will vest ratably on the first, second and third anniversary of the grant date, subject to Mr. Auerbach's continuous employment with the Company on each applicable vesting date. See "Compensation Discussion and Analysis – Compensation Framework – Incentive (Performance-Based) Compensation for 2019 – Long-Term Incentive Components – Performance-Based Restricted Stock Unit Award – Mr. Auerbach" for more information.

[3] The amounts shown represent service-based RSUs granted in 2019 under the Equity Plan. These RSUs become fully vested over three years, with 33 1/3% vesting on the first, second, and third anniversaries of the date of grant. See "Compensation Discussion and Analysis – Compensation Framework – Incentive (Performance-Based) Compensation for 2019 – Long-Term Incentive Components – Restricted Stock Units" for more information.

[4] Represents the grant date fair value determined in accordance with FASB ASC Topic 718. The grant date fair value was calculated by multiplying the closing price of the underlying common stock on the date of grant by the number of stock awards granted. For the 2019 AIP PBRSUs, the 2019-2021 PBRSUs, and the Performance Award, the grant date fair value assumes the probable outcome of the performance conditions applicable thereto. See "Stock Awards – Column (e)" under the "2019 Summary Compensation Table" for more information. The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in the 2019 Form 10-K. See "Potential Payments Upon Termination or Change in Control" below for additional details.

[5] This amount represents the incremental fair value related to the modification of Mr. Ready's outstanding RSU and PBRSU awards under the Ready Separation Agreement, and does not reflect a new equity grant.

2019 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards for each of our NEOs as of December 31, 2019.

	Option Awards						Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Daniel H. Schulman							60,646[2]	6,560,078	3/1/2017		
							181,941[4]	19,680,558	3/1/2017		
							75,447[2]	8,161,102	3/1/2018		
							189,555[7]	20,504,164	4/1/2018		
							112,790[2]	12,200,494	3/1/2019		
							16,515[3]	1,786,428	2/15/2019		
										113,173[5]	12,241,923
										112,790[6]	12,200,494
										189,555[9]	20,504,164
John D. Rainey							20,215[2]	2,186,657	3/1/2017		
							60,647[4]	6,560,186	3/1/2017		
							33,532[2]	3,627,156	3/1/2018		
							48,339[2]	5,228,830	3/1/2019		
							6,193[3]	669,897	2/15/2019		
										50,300[5]	5,440,951
										48,339[6]	5,228,830
Jonathan Auerbach	81,498			37.31	5/15/2015	5/15/2022					
							12,129[2]	1,311,994	3/1/2017		
							36,389[4]	3,936,198	3/1/2017		
							16,766[2]	1,813,578	3/1/2018		
							32,226[2]	3,485,886	3/1/2019		
							5,368[3]	580,657	2/15/2019		
							2,403[8]	259,933	12/16/2019		
										25,150[5]	2,720,476
										32,226[6]	3,485,886
										2,403[10]	259,933
Aaron Karczmer							16,172[2]	1,749,325	3/1/2017		
							48,518[4]	5,248,192	3/1/2017		
							20,957[2]	2,266,919	3/1/2018		
							37,597[2]	4,066,867	3/1/2019		
							5,368[3]	580,657	2/15/2019		
										31,437[5]	3,400,540
										37,597[6]	4,066,867

	Option Awards						Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Louise Pentland							20,215[2]	2,186,657	3/1/2017		
							60,647[4]	6,560,186	3/1/2017		
							33,532[2]	3,627,156	3/1/2018		
							48,339[2]	5,228,830	3/1/2019		
							6,193[3]	669,897	2/15/2019		
										50,300[5]	5,440,951
										48,339[6]	5,228,830
William J. Ready							97,035[4]	10,496,276	3/1/2017		
							6,193[3]	669,897	2/15/2019		
										50,300[5]	5,440,951

1 Market value is calculated based on $108.17 per share, the closing price of our common stock on December 31, 2019.

2 Becomes fully vested over three years, with one-third (33 1/3%) vesting on the first, second, and third anniversaries of the date of grant.

3 2019 AIP Shares award. Represents unvested RSUs under the 2019 AIP granted in 2019, subject to the achievement of the performance goals over the one-year performance period from January 1, 2019 through December 31, 2019. Following the performance period, these RSUs became fully vested on February 15, 2020 based on Company performance.

4 2017-2019 PBRSU awards. Represents unvested PBRSUs granted in 2017, subject to the achievement of the performance goals over the performance period from January 1, 2017 through December 31, 2019. PBRSUs earned based on Company performance for the 2017-2019 performance period became fully vested on March 1, 2020.

5 The amounts reported in this row are based on achieving target performance goals for the 2018-2020 PBRSU awards granted in 2018, as performance for the 2018-2020 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. The PBRSUs earned based on Company performance will become fully vested on March 1, 2021, subject to the NEO's continued employment through the vesting date.

6 The amounts reported in this row are based on achieving target performance goals for the 2019-2021 PBRSU awards granted in 2019, as performance for the 2019-2021 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance will become fully vested on March 1, 2022, subject to the NEO's continued employment through the vesting date.

7 CEO PSU Award. Represents 50% of the unvested PBRSUs granted under the CEO PSU Award. The CEO PSU Award has a five-year performance period. As of December 31, 2019, Mr. Schulman earned 50% of the CEO PSU Award based on the achievement of PayPal's stock price target of $105; the remaining 50% is earned if PayPal stock price target of $125 is achieved. The stock price targets are measured based on a 90-trading day average closing price during the five-year performance period. Any portion of the award that is earned before the third anniversary of the grant date will vest ratably on the third, fourth, and fifth anniversaries of the grant date, subject to Mr. Schulman's continued employment through the applicable vesting date. Any vesting of the award earned after the third anniversary of the grant date but before the fourth anniversary of the grant date will vest one-third on the date such portion is earned, and one-third on each of the fourth and fifth anniversaries of the grant date. Two-thirds of any portion of the CEO PSU Award that is earned after the fourth anniversary of the grant date will vest on the date such portion is earned, with the remaining one-third vesting on the fifth anniversary of the grant date.

8 Performance Award. Represents 50% of the unvested PBRSUs granted under the Performance Award. The Performance Award was earned 50% upon the completion of the GoPay Acquisition in December 2019; the remaining 50% is earned upon the completion of the Honey Acquisition. Any portion of the Performance Award that is earned will vest ratably on the first, second and third anniversary of the grant date, subject to Mr. Auerbach's continuous employment with the Company on each applicable vesting date.

9 CEO PSU Award. The amounts reported in this row are based on the remaining 50% PBRSUs that are unearned as of December 31, 2019 under the CEO PSU Award. See footnote 7 above for additional details.

Proxy Statement

10 The amounts reported in this row are based on the achievement of the second performance goal for the Performance Award (the completion of the Honey Acquisition), which was achieved on January 3, 2020. The earned portion of the Performance Award will vest ratably on the first, second and third anniversary of the grant date, subject to Mr. Auerbach's continuous employment with the Company on each applicable vesting date.

2019 Option Exercises and Stock Vested

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options and the vesting of stock awards by each of our NEOs for the fiscal year ended December 31, 2019.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel H. Schulman	175,719	12,145,628	556,303	55,434,556
John D. Rainey	18,207	1,245,914	183,698	18,316,534
Jonathan Auerbach	—	—	144,955	14,835,806
Aaron Karczmer	—	—	96,662	9,673,228
Louise Pentland	6,113	380,555	206,053	20,858,270
William J. Ready	7,397	512,663	464,059	48,226,095

2019 Non-Qualified Deferred Compensation

All NEOs are eligible to participate in the PayPal Holdings, Inc. Deferred Compensation Plan (the "DCP"); however, none of our NEOs participated in the DCP in 2019.

The DCP is a non-qualified voluntary deferred compensation plan that allows participants to defer certain amounts of compensation. The DCP provides a supplement to our 401(k) Plan and permits personal savings beyond the IRS contribution limits on qualified plans. Each participant is permitted to elect to defer annually. All amounts deferred under the DCP are fully vested. The DCP has been designed so that federal and state income taxes on the monies deferred are not due until such time as the account balance is paid to a participant. Participants can elect distribution of their account balances from a given year to be paid to them while they are still working, or they can elect to have payments made to them in the event of their separation from service with us. Payments can be made in a lump sum payment or as annual installments over a period of greater than two years and less than fifteen years.

The return on the deferred amounts is linked to the performance of market-based investment choices made available to participants under the DCP. While the deferred dollars are not actually invested in the investment fund(s), earnings or losses of the tracking fund are applied to the participant's deferral dollars as if they were invested in the fund(s).

Potential Payments Upon Termination or Change in Control

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for each of our NEOs, under the circumstances described below, assuming that his or her employment was terminated or a change in control occurred on December 31, 2019. Because our executive compensation program is heavily weighted towards equity-based compensation, a significant percentage of the compensation to be received by our NEOs upon a termination of employment under the circumstances described below relates to the settlement of outstanding equity awards. Please see the 2019 Outstanding Equity Awards at Fiscal Year-End table above for further information regarding outstanding equity awards granted to the NEOs in 2019 and in prior years.

Name	Voluntary Termination ($)(a)[1][2][3]	Involuntary Termination Outside of Change in Control Period ($)(b)[2][3]	Involuntary Termination Within Change in Control Period ($)(c)[2][3]	Death or Disability ($)(d)[2][3][4]
Daniel H. Schulman[5]	24,484,496	23,887,200	60,763,233	35,096,838
John D. Rainey	—	9,185,596	25,904,733	14,740,759
Jonathan Auerbach	—	5,912,103	16,359,003	8,170,080
Aaron Karczmer	—	5,832,866	18,494,870	10,128,065
Louise Pentland	—	9,185,596	25,904,733	14,740,759
William J. Ready	—	24,516,507	—	—

1 For Mr. Schulman, the amount reflects his retirement eligibility with respect to the RSUs (as discussed below) and PBRSUs pursuant to the PBRSU award agreement provisions, which provide that the PBRSUs will vest on a prorated basis based on the number of full months of service during the performance period and actual performance during the entire performance period.

2 Amounts do not take into account (i) potential reductions due to "best net pay" provisions in respective agreements and the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees (the "CIC Severance Plan"), as discussed below, or (ii) the value of the 2017-2019 PBRSUs, which were earned at 200% of target following the completion of the performance period on December 31, 2019.

3 Amounts assume cash payments equal to the value of equity awards (and for purposes of column (b) and (c) for all NEOs, column (a) for Mr. Schulman, and column (d) for Mr. Karczmer, target performance of outstanding PBRSUs).

4 For Mr. Karczmer, the amount reflects the death and disability provisions under the terms of the CIC Severance Plan, as more fully discussed below.

5 Any unearned portion of the CEO PSU Award would have been 100% forfeited in all circumstances described in the table, other than upon an "Involuntary Termination Within Change in Control Period." For purposes of determining the proportion of unearned shares under the CEO PSU Award in connection with a change of control, performance will be determined based on the deal price using straight-line interpolation between the performance targets of $105 and $125 (if applicable), as described under the "Involuntary Termination with a Change of Control" section below.

VOLUNTARY TERMINATION – COLUMN (a)

Retirement Benefits for Mr. Schulman

Mr. Schulman is retirement-eligible under the 2017-2019, 2018-2020 and 2019-2021 PBRSU award agreements. Pursuant to the PBRSU award agreement provisions, in the event Mr. Schulman voluntarily resigns at a time when he has attained at least 60 years of age and completed at least five years of service ("Retires" or "Retirement"), the PBRSUs will vest on a prorated basis based on the number of full months of service during the performance period and actual performance during the entire performance period, and will be settled following the completion of the performance period. Mr. Schulman is also eligible for prorated vesting of RSUs. If Mr. Schulman Retires, he would receive prorated vesting of the next tranche of RSUs that would have vested following his Retirement.

INVOLUNTARY TERMINATION OTHER THAN FOR CAUSE – COLUMN (b)

Severance Arrangements for Involuntary Termination Other Than for Cause Outside a Change in Control Period for Messrs. Schulman, Rainey and Auerbach and Ms. Pentland

Each of Messrs. Schulman, Rainey, and Auerbach and Ms. Pentland has entered into separate agreements with the Company. Assuming a termination date of December 31, 2019, each of Messrs. Schulman, Rainey, and Auerbach and Ms. Pentland would be entitled to the following under the terms of their respective agreements in the event that his or her employment with us was terminated outside of the "change in control period," which is defined as more than 90 days prior to or more than 24 months following a "change in control" (as defined in the Equity Plan), either (a) by us for any reason other than "cause", "disability", or death or (b) by Messrs. Schulman, Rainey and Auerbach and Ms. Pentland for "good reason" (as each term is defined in the respective agreements), subject to the executive's execution of a release of claims in favor of the Company, as follows:

- For Mr. Schulman, a cash payment equal to two times the sum of (i) annual base salary and (ii) target bonus amount; for Mr. Rainey, a cash payment equal to 1.5 times the sum of (i) annual base salary and (ii) target bonus amount; and for

Mr. Auerbach and Ms. Pentland, a cash payment equal to one times the sum of (i) annual base salary and (ii) target bonus amount ("Agreement Severance Payment").

- A prorated annual cash bonus for the year of termination based on actual company performance ("Prorated Cash Incentive Award").

- For Messrs. Schulman, Rainey and Auerbach and Ms. Pentland, a cash payment equal to the value of any equity awards that are outstanding and unvested that otherwise would have become vested within 12 months following the date of termination of employment (where value is determined using the average closing price of the Company's common stock for the 10 consecutive trading days ending on and including the trading day immediately prior to the termination date (the "Average Closing Price") and the Valuation Assumptions as defined in the respective agreements).

Severance Arrangements for Involuntary Termination Other than for Cause for Participants in the PayPal Holdings, Inc. SVP and Above Standard Severance Plan

As of December 31, 2019, Mr. Karczmer was eligible to participate in the PayPal Holdings, Inc. SVP and Above Standard Severance Plan (the "Severance Plan").

The Severance Plan provides eligible employees with severance payments and benefits in the event that an eligible employee's employment with us or one of our subsidiaries, affiliates, or a successor company is involuntarily terminated without "cause" (as defined in the Severance Plan) by us outside of the "change in control period" (as defined above), subject to the employee's execution of a release of claims in favor of the Company, as follows:

- A cash payment equal to one times the sum of (i) annual base salary and (ii) target bonus amount.

- A Prorated Cash Incentive Award.

- Accelerated vesting of service-based equity awards that would have otherwise become vested pursuant to their ordinary vesting schedule within the 12 months following the employment termination date, and for performance-based equity awards subject to a performance period that ends within the first anniversary of the NEO's employment termination date, to remain outstanding and eligible to vest, based solely on the achievement of the Company performance targets, to be settled in a lump sum, through vesting of stock, payment of cash in lieu of vesting shares of stock, or a combination thereof.

- If the NEO participates in the Company's health insurance plan, and is eligible to continue to participate in the plan under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the NEO will receive a lump sum cash payment equal to the product of (A) the monthly premium payable by the NEO for himself (and his eligible dependents) under the Company's health insurance plan in which he participates immediately prior to the employment termination date, and (B) 24.

- In the event the Company elects to settle any such equity awards through the payment of cash in lieu of vesting shares of stock, the Company will pay the NEO a lump sum cash amount equal to the value of all of the equity awards that are treated as though vested in accordance with the foregoing bullet points (where value is determined using the Average Closing Price).

Separation Agreement with Mr. Ready

Pursuant to a planned transition announced in June 2019, Mr. Ready's employment with the Company terminated on December 31, 2019. In connection with his termination, Mr. Ready received severance benefits pursuant to the terms of the PayPal Holdings, Inc. SVP and Above Standard Severance Plan for a Qualifying Termination, as set forth in the Ready Separation Agreement entered into with Mr. Ready. Mr. Ready did not receive any additional compensation outside of the terms of our SVP and Above Standard Severance Plan.

The Ready Separation Agreement provided for the following payments and benefits in connection with his termination of employment, effective as of December 31, 2019, subject to Mr. Ready's execution of a release of claims in favor of the Company:

- A cash payment equal to $1,500,000.

- A bonus under the 2019 AIP based on actual Company performance for the Company component of the 2019 AIP and 100% target performance for the individual component of the 2019 AIP:

		Target		Company Performance		AIP Payout
Company Component	=	6,193 Target PBRSUs	x	136%	=	8,423 shares

		Target		Individual Performance		AIP Payout
Individual Component	=	$187,500	x	100%	=	$187,500

- The accelerated vesting of 162,259 service-based RSUs, which RSUs would have vested in the one year period following the date Mr. Ready terminated employment (i.e., December 31, 2019).
- A lump sum payment of $24,000 for health insurance costs.
- Eligibility to vest in PBRSUs granted in 2017 and 2018 for the 2017-2019 and 2018-2020 performance periods, respectively, based on actual Company performance.

INVOLUNTARY TERMINATION WITH A CHANGE IN CONTROL – COLUMN (c)

Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Messrs. Schulman, Rainey, and Auerbach and Ms. Pentland

Each of Messrs. Schulman, Rainey, and Auerbach and Ms. Pentland would be entitled to receive the following under their respective agreements if a "change in control" (as defined in the Equity Plan) occurred as of December 31, 2019 and his or her employment with us was terminated within the "change in control period," either (a) by us for any reason other than "cause," "disability", or death or (b) by the executive for "good reason" (as each term is defined in the respective agreements), subject to the executive's execution of a release of claims, as follows:

- An Agreement Severance Payment; provided, however, that Mr. Rainey, Mr. Auerbach and Ms. Pentland would be eligible to receive a cash payment equal to two times the sum of (i) annual base salary, and (ii) target bonus amount.
- A Prorated Cash Incentive Award.
- A cash payment equal to the value of all unvested equity awards outstanding (where value is determined using the Average Closing Price and the Valuation Assumptions as defined in the respective agreements).

Under the Equity Plan, the performance period of Mr. Schulman's CEO PSU Award and Mr. Auerbach's Performance Award would end on the date of the change in control and the applicable performance goals would be deemed to be satisfied at the actual level of performance as of the date of the change in control. The value of unvested equity awards would therefore include the following:

- For Mr. Schulman, 219,600 PBRSUs granted under the CEO PSU Award, which is determined based on the closing price of our common stock on December 31, 2019, using straight-line interpolation between the performance targets of $105 and $125.
- For Mr. Auerbach, 2,403 PBRSUs granted under the Performance Award, which represents 50% of the Performance Award and is based on the achievement of one of the two applicable performance goals.

Under each respective agreement, in the event any payments or benefits constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code ("IRC") and would be subject to the excise tax imposed by IRC Section 4999, such payments or benefits will be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the executive receiving a higher net-after tax amount than such executive would have received absent such reduction (the "best net pay" provision).

Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Participants in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees

As of the end of fiscal 2019, Mr. Karczmer was eligible to participate in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees (the "CIC Severance Plan"). Under the terms of the CIC Severance Plan, Mr. Karczmer would have been entitled to receive the following if a "change in control" (as defined in the Equity Plan) occurred as of December 31, 2019 and his employment with us is terminated within the "change in control period," either (a) by us for any reason other than "cause," "disability", or death or (b) by the executive for "good reason" (as each of those terms is defined in the CIC Severance Plan), subject to the executive's execution of a release of claims, as follows:

- A lump sum cash payment of the annual cash bonus that the executive would have earned assuming achievement of target performance, as applicable in respect of the fiscal year in which the termination occurs.
- A lump sum cash payment equal to the product of (i) the sum of the executive's base salary (in effect upon the occurrence of the termination event) and target bonus (for the bonus year in which the separation occurs), and (ii) two.
- If the NEO is employed by the Company in the U.S., participates in the Company's health insurance plan, and is eligible to continue to participate in the plan under COBRA, the NEO will receive a lump sum cash payment equal to the product of (A) the monthly premium payable by the NEO for himself (and his eligible dependents) under the Company's health insurance plan in which he participates immediately prior to the employment termination date, and (B) 48.
- The NEO's unvested service-based equity awards will be treated as fully vested. If the termination occurs during a performance period with respect to an award of PBRSUs, such award will be deemed earned assuming achievement of target performance for purposes of determining the number of awards that will be treated as becoming immediately vested; however, if the executive's awards are intended to constitute performance-based compensation subject to IRC Section 162(m), such awards will remain outstanding and only be treated as becoming fully vested if and to the extent that they otherwise would have become earned based on actual company performance through the end of the applicable performance period. Settlement of the awards will be

through either the vesting of common stock under the award or, in lieu thereof, payment in cash or a combination thereof, at our discretion. In general, if a cash payment is made in lieu of vesting an award, the value of the unvested award is determined using the average closing price of our common stock for the 10 consecutive trading days ending on and including the trading day immediately prior to the date of separation or at the end of the performance period, as applicable.

The payment of all of the benefits described above will be made within 90 days following the termination of employment, except as noted above.

Under the CIC Severance Plan, in the event any payments or benefits constitute "golden parachute payments" within the meaning of IRC Section 280G and would be subject to the excise tax imposed by IRC Section 4999, such payments or benefits will be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the executive officer receiving a higher net-after tax amount than such executive officer would have received absent such reduction (the "best net pay" provision).

Change in Control—Equity Awards

PayPal has not entered into any arrangements with any of its NEOs to provide "single trigger" change in control payments. The Equity Plan generally provides for the acceleration of vesting of awards granted under the plan upon a change in control (as defined in the plan) only if the acquiring entity does not agree to assume or continue the awards. Under the terms of the Equity Plan, for purposes of determining payouts in connection with or following a change in control, PBRSU performance will be based on applicable performance metrics through the date of change in control. These provisions generally apply to all holders of awards under the Equity Plan.

DEATH OR DISABILITY – COLUMN (d)

Severance Arrangements in the Event of Death or Disability

Under the terms of the respective agreements of Messrs. Schulman, Rainey, and Auerbach and Ms. Pentland, if such executive's employment terminates due to his or her death or disability, he or she will be entitled to receive a cash payment equal to the value of any unvested equity awards that would have otherwise vested within 24 months of his or her termination date (where value is determined using the Average Closing Price and the Valuation Assumptions as defined in the respective agreements).

Under the terms of the Severance Plan, Mr. Karczmer will be entitled to accelerated vesting of any unvested equity awards that would have otherwise vested within 24 months of the termination date. For purposes of the foregoing sentence, if the termination date occurs during the performance period of a performance-based equity award, then such award will be deemed to be fully earned assuming achievement at target. In the event the Company elects to settle any such awards through the payment of cash in lieu of vesting shares of stock, the Company will pay a lump sum cash amount equal to the value of all of the equity awards that are treated as though vested in accordance with the foregoing (where value is determined using the Average Closing Price).

Under the terms of the CIC Severance Plan, if Mr. Karczmer dies or becomes disabled at any time during the change in control period, his unvested equity awards will be treated as fully vested and settled in the same manner as described above in "Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Participants in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees."

EXECUTIVE SEVERANCE PLAN

The Compensation Committee has approved the Executive Severance Plan, with an effective date of December 31, 2019 for qualifying terminations on or after January 1, 2020, pursuant to which the NEOs are eligible for certain severance benefits in the event of the NEO's qualifying termination of employment applicable to the Executive Severance Plan. The Executive Severance Plan was adopted to standardize the severance paid to current and future participants in the event of a qualifying termination (as defined in the Executive Severance Plan) and supersedes each of the PayPal Holdings, Inc. SVP and Above Standard Severance Plan and the PayPal Holdings, Inc. Change in Control Severance Plan, as well as any change in control or separation protection agreements or understandings, oral or written, between the Company and any participant of the Executive Severance Plan.

Under the Executive Severance Plan, any participant who incurs a qualifying termination will be entitled to receive (i) a severance payment equal to a multiple of the sum of annual base salary and target bonus amount (the multiple that the CEO is eligible to receive under the Executive Severance Plan is 2x within or outside of a "change in control period" (i.e., the period that begins 90 days prior to, and ends 24 months following a change in control under the Equity Plan); and the multiple that each other participant is eligible under the Executive Severance Plan is 2x within a change in control period or 1.5x outside of a change in control period); (ii) a prorated annual cash bonus for the year of termination based on actual company performance and target individual performance; (iii) an acceleration of outstanding and unvested equity awards (full acceleration if the qualifying termination is within a change in control period or 12 months acceleration if the qualifying termination is outside of a change in control period (24 months if qualifying termination is due to death or disability)); (iv) payment of COBRA premiums, or a cash-out payment in lieu of such payments, for a period of time (a lump sum cash-out payment of 24 months of premiums within a change in control period, and continued payment of premiums for 18 months for the CEO (or 12 months for each other participant) outside of a change in control period); and (v) outplacement services.

CEO Pay Ratio Disclosure

We are providing the following information about the relationship of the annual total compensation of Mr. Schulman, our CEO, to the median of the annual total compensation of our employees, which we refer to as the "pay ratio." We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2019, our last completed fiscal year, the median of the annual total compensation of the Company's employees (other than our CEO) was $70,405 and the annual total compensation of our CEO, as reported in the "Total" column of the "2019 Summary Compensation Table" in this proxy statement, was $25,825,473. Based on this information, for 2019, we estimate that the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 367 to 1.

Methodology for Determining Our Median Employee

PayPal is a global company and operates in over 200 markets around the world. As of December 31, 2019, we employed approximately 23,200 people globally: approximately 48% of them were based in the United States and 52% were based outside of the United States. We strive to create a competitive global compensation program in terms of both each employee's position and the geographic location in which the employee is located. In light of this, our compensation programs and reward offerings are designed to reflect local market practices across our global operations.

We selected December 31, 2019 (the last day of our fiscal year) as the date for identifying our median employee. As of that date, we compiled compensation information for all of our full-time and part-time employees worldwide (including interns), except that we excluded employees from iZettle outside of Mexico (representing approximately 690 employees) because they had not yet been onboarded onto our compensation and benefits platforms following our acquisition of iZettle in September 2018. We did not include employees from Honey because the Honey Acquisition was completed on January 3, 2020 (which was after the December 31, 2019 median employee determination date).

For purposes of identifying the median employee from our global employee population, we compared the amount of base salary (including overtime for overtime-eligible employees), allowances, short-term incentives, and other bonuses paid during 2019 and the intended grant value related to any long-term incentive equity awards granted during 2019, as reflected in our global human resource and equity management systems. We annualized base salaries for those employees who were not employed for the entire 2019 fiscal year. We did not include any contractors or workers employed through a third-party provider in our employee population. For employees outside of the United States, we converted their compensation to U.S. dollars using the exchange rate as of December 31, 2019.

The elements in this compensation measure are representative of the principal forms of compensation delivered to our employees. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

Once we identified our median employee, we identified and calculated the elements of that employee's compensation for 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $70,405. For the annual total compensation of our CEO, we used the amount reported in the "Total" column of our "2019 Summary Compensation Table" in this proxy statement.

The SEC rules for identifying the median employee allow companies to adopt a many different methodologies, such as applying estimates, assumptions, adjustments, and exclusions, and adopting unique definitions of compensation to identify the median employee and calculate the pay ratio. In light of the differences in how pay ratios may be calculated, neither the median employee's compensation nor the estimated pay ratio reported by other companies may be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their pay ratios.

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2019, which we collectively refer to as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity Compensation Plans approved by security holders	25,399,596[1]	30.3472[2]	108,353,616[3]
Equity Compensation Plans not approved by security holders	211,143[4]	18.9742[2]	—
Total	25,610,739	25.2804	108,353,616

[1] Includes (a) 19,547,980 shares of our common stock issuable pursuant to RSUs under our Amended and Restated 2015 Equity Incentive Award Plan, as amended from time to time (our Equity Plan), (b) 262,789 shares of our common stock issuable pursuant to stock options under our Equity Plan, (c) 116,775 shares of our common stock issuable pursuant to DSUs under our Equity Plan, (d) 931,814 shares of common stock issuable from outstanding 2019 AIP Shares awarded under the 2019 AIP (representing the actual number of shares that were earned based on actual Company performance for the one-year performance period ending December 31, 2019), (e) 1,406,362 shares of our common stock issuable from outstanding PBRSUs awarded under the 2019-2021 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level), (f) 1,203,538 shares of our common stock issuable from outstanding PBRSUs awarded under the 2018-2020 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level), and (g) 1,930,338 shares of our common stock issuable from outstanding PBRSUs awarded under the 2017-2019 PBRSUs (representing the actual number of shares that were based on actual Company performance for the three-year performance period ending December 31, 2019). RSUs and DSUs each represent an unfunded, unsecured right to receive shares of Company common stock. The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Does not include outstanding RSUs or DSUs.

[3] Includes 51,184,729 shares of our common stock reserved for future issuance under our Amended and Restated Employee Stock Purchase Plan as of December 31, 2019.

[4] Represents shares of our common stock to be issued upon exercise of outstanding options or vesting of RSUs assumed in connection with acquisitions. We do not intend to make further grants of any awards under any equity plan of any acquired company.

Proposal 3: Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2020

The ARC Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor.

The ARC Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditor for 2020. PwC has served as the Company's independent auditor since 2000, and as the Company's independent auditor as an independent public company since July 2015, following the completion of the Company's separation from eBay Inc. The Board and the ARC Committee believe that the continued retention of PwC to serve as our independent auditor is in the best interests of the Company and our stockholders. Accordingly, we are asking our stockholders to ratify the selection of PwC as our independent auditor for 2020. Although ratification is not legally required, we are submitting the appointment of PwC for ratification by our stockholders because we value our stockholders' views on the Company's independent auditors and as a matter of good corporate practice. We expect that a representative of PwC will attend the Annual Meeting, will have an opportunity to make a statement if he or she chooses, and will be available to respond to appropriate questions.

If stockholders do not ratify the appointment, the ARC Committee will reconsider the appointment. Even if the appointment is ratified, the ARC Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be appropriate.

> The Board and the ARC Committee recommend a vote **FOR** Proposal 3.

ARC COMMITTEE REPORT

The ARC Committee operates under a written charter adopted by the Board and reviewed annually. The ARC Committee consists of the six directors named below. Each member of the ARC Committee meets the independence requirements of Nasdaq and the SEC, and otherwise satisfies the requirements for audit committee service imposed by the Exchange Act. In addition, the Board has determined that Mr. Moffett and Ms. Messemer are each an "audit committee financial expert" as defined by applicable SEC rules.

The ARC Committee provides assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of its financial statements;
- The independent auditor's qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing this report;
- PayPal's overall risk framework and risk appetite framework; and
- PayPal's compliance with legal and regulatory requirements.

The ARC Committee relies on the expertise and knowledge of management, the internal audit department, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation and integrity of PayPal's financial statements, and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PayPal's independent auditor, PwC, is responsible for performing an audit of PayPal's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles in the U.S. The independent auditor is also responsible for expressing an opinion on the effectiveness of PayPal's internal control over financial reporting.

During 2019 and early 2020, among other things, the ARC Committee:

- Reviewed and discussed with management and the independent auditor the Company's quarterly earnings press releases, financial statements, and related periodic reports prior to filing with the SEC;

- Reviewed and discussed with senior management, the internal audit team, and the independent auditor the scope, adequacy, and effectiveness of the Company's internal accounting and financial reporting controls and the independent auditor's opinion on the effectiveness of the Company's internal control over financial reporting;

- Monitored and evaluated the independent auditor's qualifications, performance, internal quality-control procedures, and independence on an ongoing basis;

- Reviewed and discussed with management, the independent auditor and, as appropriate, the chief accounting officer, the audit scope, any significant matters arising from any audit, and the audit plans of both the internal audit department and the independent audit;

- Reviewed and discussed the Company's enterprise-wide risk management program and overall risk management framework, including policies and practices established by management to identify, assess, measure, and manage key current and emerging risks facing the Company;

- Reviewed and discussed the Company's enterprise-wide compliance program and global financial crimes program, including compliance risks, management actions on significant compliance matters, progress of major compliance initiatives, and reports concerning the Company's compliance with applicable laws and regulations;

- Reviewed with the Chief Business Affairs and Legal Officer and/or the Chief Risk and Compliance Officer, as applicable, any significant legal, compliance, or regulatory matters that could have a material impact on the Company's financial statements, business or compliance policies, including material notices to or inquiries received from governmental agencies;

- Reviewed and discussed with the independent auditor and management the audited financial statements in the Company's 2019 Annual Report on Form 10-K, including a discussion of the critical audit matters identified by the independent auditor, the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments and estimates, and the clarity of the disclosures in the financial statements; and

- Held separate executive sessions with the independent auditor, the internal audit department, the internal Sarbanes-Oxley Act of 2002 (SOX) team, and senior management to enable them to discuss legal, accounting, auditing, and internal controls matters privately with the ARC Committee.

The ARC Committee has discussed with PwC the matters required to be discussed by the requirements of the PCAOB and the SEC. In addition, the ARC Committee has discussed with PwC its independence from PayPal and its management, received the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditor's communications with the ARC Committee concerning independence, and considered whether PwC's provision of non-audit services was compatible with maintaining the independent auditor's independence.

As provided in its charter, in addition to evaluating PwC's independence, the ARC Committee assessed PwC's performance as independent auditor during 2019. As part of its annual, comprehensive review of PwC to determine whether to re-appoint the firm for the following fiscal year, the ARC Committee reviews a variety of indicators of audit quality including: the quality and candor of PwC's communications with the ARC Committee and management; the quality and efficiency of the services provided, including input from management on PwC's performance and how effectively PwC demonstrates its independent judgment, objectivity, and professional skepticism; external data on audit quality and performance, including recent PCAOB reports on PwC and its peer firms; PwC's global capabilities, technical expertise, and knowledge of the Company's global operations, accounting policies and practices, and internal control over financial reporting; the appropriateness of PwC's fees; and PwC's tenure as the Company's independent auditor and the controls and procedures in place to maintain its independence. As a result of its evaluation, the ARC Committee concluded that the appointment of PwC as the Company's independent auditor for the fiscal year ending December 31, 2020 is in the best interests of the Company and its stockholders.

Based on the ARC Committee's reviews and discussions described above, the ARC Committee recommended to the Board that the consolidated audited financial statements be included in PayPal's Annual Report on Form 10-K for the year ended December 31, 2019 for filing with the SEC.

The ARC Committee of the Board

David M. Moffett (Chairman)
Rodney C. Adkins
Belinda J. Johnson
Deborah M. Messemer
Ann M. Sarnoff
Frank D. Yeary

AUDIT AND OTHER PROFESSIONAL FEES

The following table provides information about fees for services provided by PwC (in thousands):

	Year Ended December 31,	
	2019 ($)	2018 ($)
Audit Fees	14,031	11,554
Audit-Related Fees	1,423	1,312
Tax Fees	110	18
All Other Fees[1]	1,285	1,210
Total	16,849	14,094

[1] Includes approximately $1.3 million and $1.2 million of lease payments to PwC Russia for office space in Russia for 2019 and 2018, respectively, pursuant to a sublease arrangement negotiated on an arm's-length basis.

"Audit Fees" include fees for services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements included in our quarterly reports on Form 10-Q, the audit of internal control over financial reporting, comfort letters, consents, statutory audits, discussions surrounding the proper application of financial accounting and/or reportable standards, and audit services provided in connection with other regulatory or statutory filings for which we have engaged PwC.

"Audit-Related Fees" are fees for assurance and related services that are reasonably associated with the performance of the audit or review of our consolidated financial statements or internal control over financial reporting and are not included in "Audit Fees." These services primarily include fees for procedures in connection with our Service Organizational Control ("SOC") reports and consultation regarding financial accounting and reporting matters in the year prior to adoption.

"Tax Fees" are fees for tax services, including transfer pricing consulting, tax planning and advice, and tax compliance.

"All Other Fees" are fees for permitted services performed by PwC that do not meet the "Audit Fees," "Audit-Related Fees," or "Tax Fees" category description. These services primarily include fees for consulting services, compliance-related services, and software licenses, as well as the lease payment described above.

The ARC Committee has determined that the provision of the non-audit services listed above is compatible with PwC's independence.

ARC COMMITTEE PRE-APPROVAL POLICY

The ARC Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the ARC Committee preapproves all audit and permissible non-audit services to be provided by PwC. These services may include audit services, audit-related services, tax services, and other services. Pre-approval of services is generally provided for a period of up to one year, detailed as to the particular service or category of services and subject to a specified budget. PwC is required to report periodically to the ARC Committee regarding the extent of services provided in accordance with each pre-approval and the fees for such services provided to date. The ARC may also pre-approve particular services on a case-by-case basis.

Proxy Statement

Proposal 4: Stockholder Proposal — Stockholder Right to Act by Written Consent

John Chevedden, whose address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, has advised the Company that he intends to present the following stockholder proposal at the Annual Meeting. Mr. Chevedden has indicated that he holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

> **The Board recommends a vote AGAINST Stockholder Proposal 4 based on the reasons set forth in PayPal's Statement in Opposition following the stockholder proposal.**

STOCKHOLDER RIGHT TO ACT BY WRITTEN CONSENT

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any valid topic for written consent.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67% support at both Allstate and Sprint. This 67% support would have been higher if all shareholders had access to independent proxy voting advice. Hundreds of major companies enable shareholder action by written consent.

It is especially important to open up a new avenue of communication with the Board of Directors, such as written consent, after the Board shut down the long-established in-person annual meeting avenue of communications without even allowing shareholders to vote on such a downsizing of shareholder rights.

We now have a virtual annual meeting which in reality means that virtually any shareholder question can be avoided. Any question that is not screened out can be given a vague answer with no shareholder opportunity to seek clarification. Shareholders have a right to cast a negative vote for Ms. Gail McGovern, who chaired our corporate governance committee, and would seem to be responsible for virtual meetings. Since Ms. McGovern is the President and Chief Executive Officer of the American Red Cross, it makes one question the caliber of governance that the American Red Cross has.

Plus a Board of Directors that does not need to attend a real annual meeting can be inclined to think that the Board and management walk on water, but this is not borne out.

For instance, an independent Chairman of the Board did not oversee our CEO. And our inside-related Chairman, John Donahoe, received the highest negative votes of any PayPal director in 2018 – 40-times as many negative votes in some cases.

Shareholders only gave an 88%-vote in regard to executive pay compared to many companies that receive a 95%-vote. David Dorman chaired the executive pay committee. The total Summary Pay for Daniel Schulman was $19 million in 2017.

Please vote Yes to adopt an important new avenue of shareholder communication:

STOCKHOLDER RIGHT TO ACT BY WRITTEN CONSENT – PROPOSAL 4

PAYPAL'S STATEMENT IN OPPOSITION

PayPal's Board recommends that stockholders vote AGAINST this proposal for the following reasons:

The Board believes that PayPal's stockholders are best served by holding meetings in which all stockholders are provided with notice of the meeting and an opportunity to consider and discuss the proposed actions and vote their shares. PayPal's Certificate of Incorporation and Bylaws provide that special meetings of PayPal's stockholders may be called at the request of holders of 20% of PayPal's outstanding common stock. The Company's special meeting requirements strike an appropriate balance between providing stockholders with a meaningful ability to propose actions for stockholder consideration between annual meetings and protecting against the risk of a small minority of stockholders using this mechanism for their own special interests, which may cause disruption in the effective management of the Company and be detrimental to stockholders' interests.

All PayPal stockholders have the opportunity to participate in annual stockholder meetings and any special stockholder meetings held outside of an annual meeting to determine proposed actions. The Board believes that action at an annual or special meeting aligns with stockholder interests to a greater degree than action by written consent. In particular, the transparency and fairness of our stockholder meeting processes support all stockholders' interests and offer important protections and advantages that are absent from the written consent process:

- In accordance with our Bylaws, the Company provides advance notice of the date, time and agenda for an annual or special meeting, which ensures that all stockholders have a meaningful and structured opportunity to consider a proposed action, express their views and otherwise engage in dialogue, and to vote on a proposed action.
- Thorough disclosure about the proposed stockholder action is widely distributed in the proxy statement before the meeting, which promotes a well-informed discussion on the merits of a proposed action.
- The Board is able to analyze and provide a recommendation with respect to actions proposed to be taken at a stockholder meeting or to suggest alternative proposals for stockholder evaluation that may be in the best interests of our stockholders.

The lack of transparency where stockholders are able to act by written consent would permit subsets of stockholders, including short-term or special interest stockholders, to use the written consent procedure at any time and as frequently as they choose with full power to act on significant matters, potentially without notice to all stockholders, and without all stockholders having a fair opportunity to consider and vote on the merits of a proposed action. This would effectively disenfranchise stockholders who are not given an opportunity to participate and deprive them of the critical opportunity to discuss, deliberate, and vote on pending actions that could have significant ramifications for both the Company and its stockholders. In addition, the stockholder proposal could create significant confusion and inefficiency for a widely held public company like PayPal. Under the stockholder proposal, multiple groups of stockholders could solicit written consents at any time on duplicative or contradictory matters, causing substantial confusion and inefficiency. This disordered state of corporate affairs would impose significant administrative and financial burdens on the Company, while providing little or no corresponding benefit to stockholders.

The Board further believes that PayPal's strong corporate governance practices make adoption of this proposal unnecessary. PayPal's corporate governance practices already provide transparency and Board accountability to all of PayPal's stockholders, and demonstrate PayPal's responsiveness to stockholder concerns:

- Special Meeting—20% threshold for stockholders' right to call a special meeting of stockholders.
- Annual Election of Board of Directors—All of our directors are elected annually by the stockholders through a majority vote standard in uncontested director elections, and stockholders can remove directors with or without cause.
- Proxy Access—Our proxy access Bylaw provision allows eligible stockholders to include their own director nominees in the Company's proxy materials.
- Majority Voting—PayPal's Certificate of Incorporation and Bylaws provisions do not have supermajority voting provisions— stockholders can approve binding Bylaw amendments with a majority vote.
- Safeguards for Virtual Meetings—We have conducted an exclusively online annual meeting each year since becoming an independent public company in 2015, and have adopted a series of safeguards that we believe provide all stockholders the same rights and opportunities to participate as they would at an in-person meeting.
- No Stockholder Rights Plan—PayPal does not have a stockholder rights plan, also known as a poison pill; and
- Stockholder Engagement—We engage in ongoing dialogue with our stockholders on a variety of topics, including performance, risk management, executive compensation, and environmental, social and governance matters, and we share this feedback with our Board. Our investor relations team engages with our stockholders throughout the year, often together with our CEO, CFO and other senior executives, to discuss the Company's financial and business performance and to provide updates on key developments. We also provide stockholders with the option to communicate directly with the Board and/or individual directors as further explained in our "Frequently Asked Questions" section of this proxy statement.

The Board has carefully considered this proposal, and for the reasons set forth above, the Board believes that implementation of this proposal is not in the best interests of PayPal and its stockholders.

> ## The Board recommends a vote AGAINST Stockholder Proposal 4.

Proxy Statement

Proposal 5: Stockholder Proposal — Human and Indigenous Peoples' Rights

John C. Harrington TTEE Harrington Investments, Inc. 401k Plan (the "Plan"), whose address is 1001 2nd Street, Suite 325, Napa, California 94559, has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. The Plan has indicated that it holds at least $2,000 worth of PayPal common stock. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appears exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal and supporting statement may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

> **The Board recommends a vote AGAINST Stockholder Proposal 5 based on the reasons set forth in PayPal's Statement in Opposition following the stockholder proposal.**

<u>PAYPAL 2020</u>

Whereas, in 2015 our Company endorsed the Human Rights Campaign (HRC) landmark federal non-discrimination legislation (Equality Act) to protect LGBT people from discrimination;

Whereas, our Company terminated its agreement with Infowars after conducting "a comprehensive review" of the Infowars site and found that it "promoted hate and discriminatory intolerance against certain communities and religions," a violation of PayPal's acceptable use policy;

Whereas, our Company, in 2018, earned a perfect 100% score on HRC's Corporate Equity Index for the third consecutive year and was named one of the "Best Places to Work" for LGBT Equality by HRC;

Whereas, our Company on its website highlighted its long-term support for domestic partnership and against discrimination based on sexual orientation or gender identity;

Whereas, PayPal stopped processing donations to the Neo-Nazi group Pro Chemnitz after pressure from the public, including shareholders, consumers and grassroots organizations;

However, our Company, on the other hand, has been attacked for hypocrisy for supporting government policies to expand business in Cuba and for conducting business in at least 25 countries where homosexual behavior is illegal;

Whereas, our Company has also been accused of discriminating against Palestinians and Palestinian businesses while not denying financial services to Israeli settlers in the occupied West Bank and Gaza Strip;

Whereas, our Company has adopted a voluntary, non-binding Code of Business Conduct and Ethics;

Whereas, none of our Company's committee charters, Bylaws or Articles of Incorporation mention Human Rights policies or statements that outline PayPal's official company policies on international Human Rights;

Whereas, The United Nations in 1948 adopted the Universal Declaration of Human Rights, and the United Nations Human Rights Council in 2011 adopted the United Nations Guiding Principles on Business and Human Rights, and in 2006, the United Nations adopted the United Nations Declaration on the Rights of Indigenous Peoples;

Whereas, the Proponent believes it is a fiduciary duty of the board and management to consider Human Rights when making all decisions where there is a significant potential impact or consequences of our Company's involvement, as well as significant risk to our Company;

Whereas, our Company, addresses Human Rights in non-binding policy statements and non-binding guidelines with limited legal teeth or enforcement mechanisms and therefore minimal assurance of respect or protection for global Human Rights;

Whereas, reputational damage, negative publicity and loss of customers' business can result in long term consequences for our Company;

Therefore, Be It Resolved: Shareholders request that the PayPal Board of Directors pursue modifications of its formal governance documents, such as committee charters, Bylaws and/or Articles of Incorporation, to articulate the fiduciary duties of Board and management to ensure due diligence on Human and Indigenous Peoples' Rights.

PAYPAL'S STATEMENT IN OPPOSITION

PayPal's Board recommends that stockholders vote AGAINST this proposal for the following reasons:

PayPal is committed to the highest standards of corporate responsibility and human rights. We have carefully considered this stockholder proposal, and our Board does not believe that additional amendments to our corporate governance documents are an effective or appropriate approach to address human rights.

We believe that our Company serves multiple stakeholders and that purpose and profit are not in conflict. Our customers, employees, and other stakeholders increasingly expect us to take meaningful action. Our mission and vision to empower all people to thrive in the global digital economy extends to how we treat one another and how we operate in the world. It shapes our culture, strengthens our communities, guides our actions, and is evidenced in our drive to create a fully inclusive workplace.

Across our business, we continue to focus on democratizing financial services, while ensuring we effectively manage our key environmental, social and governance (ESG) risks and opportunities to drive sustainable long-term performance. We publish our annual Global Impact Report that highlights some of our key ESG programs and policies, including inclusion and equality, which are at the heart of our mission to make moving and managing money a right for all. Consistent with our mission, vision, and values, we work meaningfully to respect and honor global human rights in our business operations and continue to strengthen the oversight and management of ESG topics.

We have made significant progress in the governance and development of our ESG strategy, including formalizing a strong oversight and organizational framework for ESG issues, including human rights, sustainability, and diversity & inclusion. For example:

- Our Governance Committee provides specific Board-level oversight of general ESG activities, including human rights and environmental sustainability, and is provided with quarterly updates on these matters;
- We amended the Governance Committee's charter to reflect this oversight responsibility;
- We affirmed executive leadership of the direction, management, and execution of our overall ESG strategy by our EVP, Chief Business Affairs and Legal Officer;
- We developed an internal governance framework to facilitate cross-functional ESG program development led by dedicated staff responsible for our strategic and operational approach to ESG matters; and
- We incorporated emerging ESG risk topics into the enterprise-wide risk and compliance management program.

We expect all personnel involved with the Company to adhere to our Code of Business Conduct & Ethics, as well as a Third-Party Code of Business Conduct & Ethics, which applies to our suppliers, vendors, and consultants. Both of these governance documents provide clear guidance on how we should conduct business for the benefit of ourselves, our colleagues, our customers, our suppliers, and our stockholders. For additional information on these policies and our Global Impact Report, please visit https://investor.paypal-corp.com/corporate-governance.cfm and https://www.paypal.com/us/webapps/mpp/globalimpact.

Moreover, we promote a diverse and inclusive society. Our aspiration is for everyone to have access to our services, subject to our ability to properly meet customer needs, mitigate risk, and address regulatory and compliance requirements and resource allocation considerations in markets where our services are not currently available. We continue to enhance our efforts to ensure equality, including pay equity and diversity at all levels. We also provide employee support through our benefits programs and various diversity and inclusion communities, which has been recognized by the Human Rights Campaign Corporate Equality Index and other organizations.

Our Board and management are committed to working together to advance the Company's respect for human rights and to ensure a safe, secure, and inclusive community for our employees, customers and stakeholders. Our existing governance framework provides a strong commitment to human rights that is evident in our established policies, practices and procedures, which continue to evolve.

Given the measures that PayPal has already taken – and continues to take – to maintain the highest standards of corporate responsibility and human rights in the oversight, management and operation of our business, we believe that additional amendments to our corporate governance documents requested by the proponent are not necessary and would not be beneficial to PayPal or our stockholders.

The Board has carefully considered this proposal, and for the reasons set forth above, the Board believes that implementation of this proposal is not in the best interests of PayPal and its stockholders.

> ### The Board recommends a vote **AGAINST** Stockholder Proposal 5.

Frequently Asked Questions

PROXY MATERIALS

1. **Why did I receive these proxy materials?**

    We have made these materials available to you or delivered paper copies by mail in connection with our Annual Meeting, which will take place exclusively online on Thursday, May 21, 2020. As a stockholder, you are invited to participate in the Annual Meeting via live webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under SEC rules and that is intended to assist you in voting your shares.

2. **What is included in the proxy materials?**

    The proxy materials include:

    *   The Notice of the Annual Meeting;
    *   Our proxy statement for the Annual Meeting; and
    *   Our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

    If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction form for the Annual Meeting. If you received a "Notice of Internet Availability of Proxy Materials" (described below) instead of a paper copy of the proxy materials, see the section entitled "Voting Information" below for information regarding how you can vote your shares.

3. **Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?**

    We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we are mailing to many of our stockholders a "Notice of Internet Availability of Proxy Materials" ("Notice") instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials electronically on an ongoing basis or in printed form by mail.

4. **How can I access the proxy materials over the Internet?**

    Your Notice, proxy card or voting instruction card will contain instructions on how to:

    *   view our proxy materials for the Annual Meeting on the Internet; and
    *   instruct us to send our future proxy materials to you electronically by email.

    Our proxy materials are also available on our website at https://investor.paypal-corp.com/financial-information/annual-reports.

    Your Notice, proxy card, or voting instruction card will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Instead of receiving future copies of our proxy statements and annual reports by mail, stockholders of record and most beneficial owners may elect to receive an email that will provide an electronic link to these documents. Choosing to receive your proxy materials electronically helps us to conserve natural resources and reduces the cost of printing and distributing our proxy materials. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive future proxy materials by email will remain in effect until you revoke it.

5. **How may I obtain a paper copy of the proxy materials?**

    If you receive a paper Notice instead of a paper copy of the proxy materials, the Notice will provide instructions about how to obtain a paper copy of the proxy materials. If you receive the Notice by email, the email will include instructions about how to obtain a paper copy of the proxy materials. All stockholders of record who do not receive a paper Notice or email will receive a paper copy of the proxy materials by mail.

PayPal

6. I share an address with another stockholder and we received only one paper copy of the proxy materials or Notice. How may I obtain an additional copy?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding PayPal common stock but who share the same address, we have adopted an SEC-approved procedure called "householding.". Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to certain stockholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address, unless contrary instructions have been received from an affected stockholder. This practice helps us to conserve natural resources and reduces printing costs and mailing fees, as well as the environmental impact of our Annual Meeting. Stockholders participating in householding will continue to receive separate proxy cards.

If you are a beneficial owner and wish to receive a separate set of the Notice or proxy materials, please request the additional copy by contacting your individual bank, broker or other nominee. If you wish to receive a separate set of the Notice or proxy materials now, please request the additional copy by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

- By Internet: www.proxyvote.com
- By telephone: 1-800-579-1639
- By email: sendmaterial@proxyvote.com

If you request a separate set of the Notice or proxy materials by email, please be sure to include your control number in the subject line. A separate set of the Notice or proxy materials, as applicable, will be sent promptly following receipt of your request.

If you are a stockholder of record and wish to receive a separate set of the Notice or proxy materials, as applicable, in the future, please contact our transfer agent.

If you are the beneficial owner of shares held through a bank, broker, or other nominee, and you wish to receive a separate set of the Notice or proxy materials, as applicable, in the future, please call Broadridge at:

- 1-866-540-7095

7. I share an address with another stockholder and we received more than one paper copy of the Notice or proxy. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the Notice or proxy, as applicable, and who wish to receive a single copy of such materials in the future may contact our transfer agent.

Beneficial owners of shares held through a bank, broker, or other nominee sharing an address who are receiving multiple copies of the Notice or proxy, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

- 1-866-540-7095

VOTING INFORMATION

8. Which proposals will be voted on at the Annual Meeting? How does the Board recommend that I vote? What is the vote required to approve each of the proposals? What effect will abstentions and broker non-votes have?

	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Broker Discretionary Voting Allowed*
Proposal 1: Election of the 11 director nominees identified in this proxy statement to hold office until our 2021 Annual Meeting of Stockholders.	For, Against or Abstain for each nominee	FOR each nominee	Majority of votes cast for such nominee	No effect	No
Proposal 2: Advisory vote to approve named executive officer compensation.	For, Against or Abstain	FOR	Majority of votes cast	Treated as votes Against	No
Proposal 3: Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2020.	For, Against or Abstain	FOR	Majority of votes cast	Treated as votes Against	Yes
Proposal 4: Stockholder Proposal— Stockholder right to act by written consent.	For, Against or Abstain	AGAINST	Majority of votes cast	Treated as votes Against	No
Proposal 5: Stockholder Proposal— Human and indigenous peoples' rights.	For, Against or Abstain	AGAINST	Majority of votes cast	Treated as votes against	No

* See Question 15 below for additional information on broker non-votes.

9. Who is entitled to vote? How many shares can I vote?

Each share of PayPal common stock issued and outstanding as of the close of business on March 27, 2020, the Record Date for the Annual Meeting, is entitled to cast one vote per share on all items being voted on at the Annual Meeting. You may vote all shares of PayPal common stock that you owned as of the Record Date, including (1) shares held directly in your name as the stockholder of record, including shares purchased or acquired through PayPal's equity incentive plans, and (2) shares held for you as the beneficial owner through a broker, bank or other nominee.

On the Record Date, 1,172,891,077 shares of PayPal common stock were issued and outstanding and entitled to vote.

10. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares as a beneficial owner through a bank, broker or other nominee rather than directly in their own name as the stockholder of record. As summarized below, there are some important distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to PayPal or to a third party, or to vote your shares during the Annual Meeting.

Beneficial Owner

If your shares are held in a brokerage account or by a bank or other holder of record (commonly referred to as holding shares in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares during our Annual Meeting.

11. **How can I vote my shares without participating in the Annual Meeting?**

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without participating in the Annual Meeting. We encourage stockholders to vote well before the Annual Meeting, even if they plan to attend the virtual Annual Meeting. Please make sure that you have your Notice, proxy card or voting instruction form available and carefully follow the instructions. There are three ways to vote by proxy:

- By Internet: vote your shares online at www.proxyvote.com.
- By telephone: call 1-800-690-6903 or the telephone number on your proxy card or voting instruction form.
- By mail: complete, sign and date your proxy card or voting instruction form and return in the postage-paid envelope.

Internet and telephone voting are available 24 hours a day until 11:59 p.m. Eastern time on Wednesday, May 20, 2020.

12. **How can I vote my shares during the Annual Meeting?**

The Annual Meeting will be held entirely online to allow greater participation. Stockholders may participate in the Annual Meeting by visiting the following website:

- www.virtualshareholdermeeting.com/PYPL2020

To participate in the Annual Meeting, you will need the 16-digit control number included on the Notice, proxy card or voting instruction form, as applicable.

Whether you are a stockholder of record or a beneficial stockholder, you may vote your shares electronically during the Annual Meeting. Even if you plan to participate in the Annual Meeting online, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to participate in the Annual Meeting.

13. **May I change my vote or revoke my proxy?**

If you are the stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- submitting a new proxy by Internet, telephone or paper ballot with a later date (which will automatically revoke the earlier proxy);
- sending written notice of revocation to our Corporate Secretary; or
- voting in person by attending the virtual Annual Meeting by webcast.

Participation in the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. For shares you hold beneficially in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or by participating in the meeting and electronically voting your shares during the meeting.

14. **What if I return my proxy card but do not provide voting instructions?**

If you are a stockholder of record and you return your signed proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board (see Question 8 above).

15. **What if I am a beneficial owner and do not give voting instructions to my broker?**

If you are a beneficial owner of shares, your broker, bank or other nominee is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except for Proposal 3 (the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2020), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares on the Internet or by telephone. If you do not provide voting instructions, your shares will not be voted on any proposal except for Proposal 3. This is called a "broker non-vote". **For your vote to be counted, you will need to communicate your voting decision to your broker, bank or other nominee before the date of the Annual Meeting.**

16. **Is my vote confidential?**

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, either within PayPal or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to management.

17. **What constitutes a quorum?**

The quorum requirement for holding the Annual Meeting and the transaction of business is that holders of a majority of the shares of PayPal common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy. All abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

18. **Who will bear the cost of soliciting votes for the Annual Meeting?**

    We will bear the expense of soliciting proxies and have engaged D.F. King & Co., Inc. to solicit proxies for a fee of $17,500, plus a reasonable amount to cover expenses. We will reimburse brokerage houses and other custodians, fiduciaries, and nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares. Our directors, officers, and employees may solicit proxies in person, by mail, by telephone, or by electronic communication. No additional compensation will be paid to our directors, officers or employees for such services.

19. **What happens if additional matters are presented at the Annual Meeting?**

    Other than the five items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Daniel H. Schulman, John D. Rainey, Louise Pentland and Brian Y. Yamasaki, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

20. **Where can I find the voting results of the Annual Meeting?**

    We intend to announce preliminary voting results at the Annual Meeting and will publish the final voting results in a Current Report on Form 8-K within four business days of the Annual Meeting. The Form 8-K can be found at www.sec.gov and on our Investor Relations website.

ATTENDING THE ANNUAL MEETING

21. **How can I attend the Annual Meeting?**

    The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online via live webcast. You are entitled to attend and participate in the Annual Meeting only if you were a PayPal stockholder as of the close of business on March 27, 2020, the Record Date, or if you hold a valid proxy for the Annual Meeting.

    You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/PYPL2020. You also will be able to vote your shares by attending the virtual Annual Meeting online.

    To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Stockholders who wish to submit a question to PayPal prior to the Annual Meeting may do so at www.proxyvote.com. Stockholders will need the 16-digit control number to submit a question.

    The online meeting will begin promptly at 8:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m., Pacific Time, and you should allow sufficient time for the check-in procedures.

22. **Why are you holding a virtual meeting instead of a physical meeting?**

    We have conducted an exclusively virtual Annual Meeting each year since becoming a public company in 2015 and have adopted a series of safeguards which we believe provide all stockholders the same rights and opportunities to participate as they would at an in-person meeting. We have found that the virtual meeting format enables greater stockholder attendance and participation globally, while saving the Company's and investors' time and money and reducing our environmental impact. Please visit www.virtualshareholdermeeting.com/PYPL2020, where you can attend this year's Annual Meeting and submit questions before and during the meeting. For additional information regarding our virtual Annual Meeting, please see the section entitled "Important Information About PayPal's Virtual Annual Meeting" on page 2 of this proxy statement.

23. **What is the deadline to propose actions for consideration at the 2021 Annual Meeting of Stockholders or to nominate individuals to serve as directors?**

    ### Stockholder Proposals for the 2021 Annual Meeting

    Stockholders may present proper proposals for consideration at future stockholder meetings. For a stockholder proposal (other than a director nomination) to be considered for inclusion in our proxy statement and for consideration at our 2021 Annual Meeting of Stockholders ("2021 Annual Meeting"), our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 9, 2020. If we hold our 2021 Annual Meeting more than 25 days before or after the one-year anniversary date of the Annual Meeting, we will disclose the new deadline by which stockholder proposals must be received by any means reasonably determined to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act. Proposals should be addressed to Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received.

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal, including the nomination of directors, before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy materials. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) brought before the meeting by the Company and specified in the notice of a meeting given by or at the direction of our Board, (2) brought before the meeting by or at the direction of our Board, or (3) otherwise properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2021 Annual Meeting, our Corporate Secretary must receive the written notice by overnight express courier or registered mail, return receipt requested, at our principal executive offices:

- not earlier than the close of business on December 9, 2020; and
- not later than the close of business on January 8, 2021.

If we hold our 2021 Annual Meeting more than 25 days before or after the one-year anniversary of the 2020 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices no later than the close of business on the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

If a stockholder proponent (or its representative) does not appear virtually (for a virtual annual meeting) or in person (for a physical annual meeting) to present his or her proposal or nomination at such meeting, we are not required to present the proposal for a vote at such meeting.

In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that our Corporate Secretary receive the notice within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

We advise you to review our Bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Our Bylaws were filed with the SEC on January 18, 2019 as an exhibit to our Current Report on Form 8-K and are available at https://investor.paypal-corp.com/corporate-governance.cfm. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates. We will not consider any proposal or nomination that is not timely or otherwise does not meet our Bylaw and SEC requirements for submitting a proposal or nomination. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

24. Where can I find more information about the Company's SEC filings, governance documents and communicating with the Company and the Board?

SEC Filings and Reports

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available free of charge on our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

Corporate Governance Documents

Our Corporate Governance Guidelines, charters of our principal Board committees, our Code of Business Conduct and Ethics, and other key corporate governance documents and materials are available on our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

Communicating with Management and Investor Relations

Stockholders may contact management or Investor Relations through our Investor Relations department by writing to Investor Relations at our principal executive offices: PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

Communicating with the Board

Our Board has adopted a process by which stockholders or other interested persons may communicate with the Board or any of its members. Stockholders and other interested parties may send communications in writing to any or all directors (including the Chair, Board committees or the independent directors as a group) in care of our Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. All mail received may be opened and screened for security purposes. Certain items that are unrelated to the duties and responsibilities of the Board will not forwarded. Such items include, but are not limited to: spam; junk mail and mass mailings; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items will not be forwarded.

Proxy Statement

Other Matters

The Board is not aware of any other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ *Brian Y. Yamasaki*

Brian Y. Yamasaki
Corporate Secretary
Dated: April 8, 2020

Appendix A: Reconciliation of Non-GAAP Financial Measures

This proxy statement contains certain non-GAAP measures of financial performance. These non-GAAP measures include non-GAAP revenues, non-GAAP diluted earnings per share, non-GAAP operating margin, and free cash flow.

These non-GAAP measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the company's results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the company's results of operations in conjunction with the corresponding GAAP measures.

Reconciliation to the most directly comparable GAAP measure of all non-GAAP measures included in the proxy statement can be found in the tables below.

In addition to the non-GAAP measures discussed above, the company also analyzes certain measures, including revenues on an FX-neutral basis to better measure the comparability of operating results between periods. The company believes that changes in foreign currency exchange rates are not indicative of the company's operations, and that evaluating growth in revenues on an FX-neutral basis provides an additional meaningful and comparable assessment of this measure to both management and investors. FX-neutral results are calculated by translating the current period's local currency results with the prior period's exchange rate. FX-neutral growth rates are calculated by comparing the current period's FX-neutral results by the prior period's results, excluding the impact from hedging activities.

Reconciliation of GAAP Operating Margin to Non-GAAP Operating Margin

	Year Ended December 31,			
	2019	2018	2017	2016
	(In millions, except percentages) (unaudited)			
GAAP Net revenues	$17,772	$15,451	$13,094	$10,842
Other[1]	—	—	(39)	—
Non-GAAP Net revenues	$17,772	$15,451	$13,055	$10,842
GAAP operating income	$ 2,719	$ 2,194	$ 2,127	$ 1,586
Stock-based compensation expense and related employer payroll taxes	1,104	920	761	455
Amortization of acquired intangible assets[2]	211	146	129	133
Restructuring	78	25	40	—
Other[3]	16	40	(302)	—
Acquisition related transaction expense	3	24	—	—
Total non-GAAP operating income adjustments	1,412	1,155	628	588
Non-GAAP operating income	$ 4,131	$ 3,349	$ 2,755	$ 2,174
Non-GAAP operating margin	23%	22%	21%	20%

[1] Elimination of allowance on interest receivable due to the U.S. consumer credit portfolio designation as held for sale.

[2] Includes an impairment related to a portion of acquired TIO customer-related intangible assets in 2017.

[3] For the year ended December 31, 2019, includes an award for a legal proceeding and a gain related to the sale of our U.S. consumer credit receivables portfolio completed during the year ended December 31, 2018. For the year ended December 31, 2018, includes: net loss related to the sale of our U.S. consumer credit receivables portfolio. For the year ended December 31, 2017, includes elimination of allowances on loans receivable, allowance on interest receivable due to the designation of the U.S. consumer credit receivables portfolio as held for sale, certain fees associated with the sale of the portfolio, and impairment of an investment in an intellectual property fund.

Reconciliation of GAAP Net Income to Non-GAAP Net Income and GAAP Diluted EPS to Non-GAAP Diluted EPS

	Year Ended December 31,			
	2019	2018	2017	2016
	(in millions, except per share data and percentages) unaudited			
GAAP income before income taxes	$2,998	$2,376	$2,200	$1,631
GAAP income tax expense	539	319	405	230
GAAP net income	2,459	2,057	1,795	1,401
Non-GAAP adjustments to net income:				
Non-GAAP operating income adjustments (see table above)	1,412	1,155	628	588
Other[1]	230	43	224	—
Tax effect of non-GAAP adjustments	(417)	(342)	(329)	(164)
Non-GAAP net income	$3,684	$2,913	$2,318	$1,825
Diluted net income per share:				
GAAP	$ 2.07	$ 1.71	$ 1.47	$ 1.15
Non-GAAP	$ 3.10	$ 2.42	$ 1.90	$ 1.50
Shares used in GAAP diluted share calculation	1,188	1,203	1,221	1,218
Shares used in non-GAAP diluted share calculation	1,188	1,203	1,221	1,218

[1] For the year ended December 31, 2019, includes tax expense related to intra-group transfers of intellectual property. For the years ended December 31, 2018 and 2017, includes tax expense related to the Tax Cuts and Jobs Act and intra-group transfers of intellectual property.

Reconciliation of Operating Cash Flow to Free Cash Flow

	Year Ended December 31,			
	2019	2018	2017	2016
	(In millions/unaudited)			
Net cash provided by operating activities	$4,561	$5,483	$2,531	$3,158
Less: Purchases of property and equipment	(704)	(823)	(667)	(669)
Free cash flow[1]	$3,857	$4,660	$1,864	$2,489

[1] Free cash flow for 2017 and 2018 reflects the impact of held for sale accounting treatment in connection with the sale of the Company's U.S. consumer credit receivables portfolio, which reduced free cash flow for 2017 by approximately $1.3 billion and increased free cash flow for 2018 by approximately $1.4 billion. Normalizing for this impact, free cash flow for 2017 and 2018 would have been approximately $3.2 billion and $3.3 billion, respectively.

